Tengasco, Inc.



ANNUAL REPORT 2006

CEO'S LETTER



The year 2006 was a breakout year for the energy industry and an outstanding year for Tengasco. In 2006 the Company set oil production records by day, month, quarter and year. This increased production coupled with record prices last summer led to record financial performance, with all time record revenue, cash flow, and profit margins achieved. Using any measuring stick of performance for an E&P oil company of our size, these results were excellent. We saw the solid foundation of a strong oil company set in 2005, and we saw the generic growth generated by active development drilling on existing properties and the benefits and value of our holdings in 2006.

We now look to build on the last few years' results with a combination of solid growth from low risk drilling and development and a sprinkling of new exploration where we can leverage our Kansas technical strength to find new production areas. This is not a departure from our conservative core development goals. We have in inventory many three dimensional seismic offset locations to our existing production that are available to drill, many new workovers on old wells to complete, and we want to manage a good level of growth from these lower-risk developmental locations. But, we also need to invest a small amount of capital in very technical exploration on newer acreage. So we plan a sound mix of development and wildcat wells for the future.

Sometimes things that the Company has not done turn out to be good decisions. These sometimes go unrecognized as they leave no visible record. One example of this is not getting caught up in an energy-buying frenzy at very high prices for properties or production when those become available for sale. Many opportunities to purchase oil and gas assets come across my desk, and many industry players know we want to grow and are willing purchasers of quality properties. But such purchases have to inevitably make sense for our shareholders. They can not be based on expectations that do not match the engineering and economic reality. We have passed upon, or have been outbid on several mid-continent producing properties that were selling for prices that will leave the purchasers in payback mode for far too many years and will also require continuing record oil prices to even do that. Tengasco will continue to make high quality investment decisions with regard to acquisition or disposition of producing properties. We have made many good decisions in the recent past, one of which being the sale of the Kansas gas patch in early 2005 at a favorable price and eliminating the high operating expenses involved. In addition, in late 2006 the ability of the new owners of that Kansas gas patch to sell their gas was severely curtailed by their gas purchaser and that property is currently shut-in for lack of any other place to sell their gas.

The year 2006 also marks our entry into a branch of alternate energy projects related to gas production. We signed a contract with Allied Waste and are in the financing and construction stages of our first project that will convert landfill waste gases into pipeline quality methane. Owning our own pipeline next to this particular resource made this project an ideal stepping stone to a future where not only the energy demand for gas will be great, but the environmental value of reducing greenhouse gases, and capturing previously lost energy values will be rewarding for both shareholders and business partners.

Our dedicated employees, officers and directors have and will continue to serve the shareholders with a focus on creating value. Every event that we take part in, including leasing additional acreage, drilling development wells, drilling a few wildcat wells, or creating new manufactured methane projects from non-conventional reserves, comes with the knowledge that we continue to carry the shareholders' expectations of success. All of us at Tengasco thank you for your continued support and confidence.

Jeffrey R. Bailey
Chief Executive Officer

TENGASCO, INC.
10215 TECHNOLOGY DRIVE N.W.
KNOXVILLE, TENNESSEE 37932


SEC Mail Processing Section
Received
APR 1 0 2007
Wash, D.C.
210

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON
April 30, 2007

TO THE STOCKHOLDERS:

Notice is hereby given that the 2007 annual meeting of stockholders (the "Annual Meeting") of Tengasco, Inc. (the "Company") has been called for and will be held at the Homewood Suites by Hilton, 10935 Turkey Drive, Knoxville, Tennessee 37922 10:00 A.M., local time, on Monday, April 30, 2007 for the following purposes:

1. To elect Jeffrey R. Bailey, Matthew K. Behrent, John A. Clendening, Carlos P. Salas and Peter E. Salas to the Board of Directors to hold office until their successors shall have been elected and qualify;

2. To ratify the appointment by the Audit Committee of the Board of Directors of Rodefer Moss & Co, PLLC to serve as the independent certified public accountants for the current fiscal year; and

3. To consider and transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on February 23, 2007 as the record date for the determination of the stockholders entitled to receive notice and to vote at the Annual Meeting or any adjournments thereof. The list of stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder at the Company's offices at 10215 Technology Drive N.W., Suite 301, Knoxville, Tennessee 37932, for ten (10) days prior to April 30, 2006.

By Order of the Board of Directors

Jeffrey R. Bailey, *Chief Executive Officer*

Dated: March 29, 2007

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE FILL IN, SIGN AND DATE THE PROXY SUBMITTED HEREWITH AND RETURN IT IN THE ENCLOSED STAMPED ENVELOPE. THE GRANTING OF SUCH PROXY WILL NOT AFFECT YOUR RIGHT TO REVOKE SUCH PROXY IN PERSON SHOULD YOU LATER DECIDE TO ATTEND THE MEETING. THE ENCLOSED PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS.

TENGASCO, INC.
PROXY STATEMENT

GENERAL

This proxy statement is furnished by the Board of Directors of Tengasco, Inc., a Tennessee corporation (sometimes the "Company" or "Tengasco"), with offices located at 10215 Technology Drive, N.W., Suite 301, Knoxville, Tennessee 37932, in connection with the solicitation of proxies to be used at the annual meeting of stockholders of the Company to be held on April 30, 2007 and at any adjournments thereof (the "Annual Meeting"). This proxy statement will be mailed to stockholders beginning approximately March 30, 2007.

You may vote in person at the Annual Meeting or you may vote by proxy. We recommend that you vote by proxy even if you plan to attend the Annual Meeting. If your share ownership is recorded directly, you will receive a proxy card. Voting instructions are included on the proxy card. If your share ownership is beneficial (that is, your shares are held in the name of a bank, broker or other nominee referred to as in "street name"), your broker will issue you a voting instruction form that you use to instruct them how to vote your shares. Your broker must follow your voting instructions. Although most brokers and nominees offer mail, telephone and internet voting, availability and specific procedures will depend on their voting arrangements.

If a proxy is properly executed and returned, the shares represented thereby will be voted as instructed on the proxy. Any proxy may be revoked by a stockholder prior to its exercise upon written notice to the Chief Executive Officer of the Company, or by a stockholder voting in person at the Annual Meeting. Unless instructions to the contrary are indicated, proxies will be voted FOR the election of the directors named therein; and FOR the ratification of the selection by the Audit Committee of the Board of Directors of Rodefer Moss & Co, PLLC, as the independent certified public accountants of the Company.

A copy of the Company's Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2006 ("Fiscal 2006") which contains financial statements audited by the Company's independent certified public accountants accompanies this proxy statement.

The cost of preparing, assembling and mailing this notice of meeting, proxy statement, the enclosed Annual Report on Form 10-K and proxy will be borne by the Company. In addition to solicitation of the proxies by use of the mails, some of the officers and regular employees of the Company, without extra remuneration, may solicit proxies personally or by telephone, fax transmission or e-mail. The Company may also request brokerage houses, nominees, custodians and fiduciaries to forward soliciting material to the beneficial owners of the common stock. The Company will reimburse such persons for their expenses in forwarding soliciting material.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The Board of Directors has fixed the close of business on February 23, 2007 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at the Annual Meeting. Only stockholders on the Record Date will be able to vote at the Annual Meeting.

As of the Record Date, 59,058,705 shares of the Company's common stock, $.001 par value per share are outstanding, and each share will be entitled to one (1) vote, with no shares having cumulative voting rights. Holders of shares of common stock are entitled to vote on all matters. Unless otherwise indicated herein, a majority of the votes represented by shares present or represented at the Annual Meeting is required for approval of each matter that will be submitted to stockholders.

Management knows of no business other than that specified in Items 1 and 2 of the Notice of Annual Meeting that will be presented for consideration at the Annual Meeting. If any other matter is properly presented, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment.

The following table sets forth the share holdings of those persons who own more than 5% of the Company's common stock as of February 23, 2007 with these computations being based upon 59,058,705 shares of common stock being outstanding as of that date and as to each shareholder, as it may pertain, assumes the exercise of options or warrants granted or held by such shareholder as of February 23, 2007.

Five Percent Stockholders[1]

Name and Address	Title	Number of Shares Beneficially Owned	Percent of Class
Dolphin Offshore Partners, L.P. c/o Dolphin Asset Management Corp. 129 East 17th Street New York, NY 10003	Stockholder	21,107,492[2]	35.7%

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[1] Unless otherwise stated, all shares of Common Stock are directly held with sole voting and dispositive power.

[2] Consists of 20,839,492 shares held directly by Dolphin Offshore Partners, L.P. ("Dolphin") and 218,000 shares held directly by Peter E. Salas, and a vested, fully exercisable option to purchase 50,000 shares granted to Mr. Salas who is the Chairman of the Company's Board of Directors and is the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin.

PROPOSAL NO. 1:

ELECTION OF DIRECTORS

GENERAL

Article III, paragraph number 2 of the Company's Bylaws provides that the number of directors of the Company shall be a minimum of three and a maximum of ten. The members of the Board of Directors are each elected for a one-year term or until their successors are elected and qualify with a plurality of votes cast in favor of their election. Six persons were elected to the Board of Directors at last year's annual meeting. However, immediately after the meeting one of the Directors who had been re-elected to the Board, Neal A. Harding, resigned for personal reasons. Five nominees are put forth before the stockholders for election to the Board of Directors at the Annual Meeting. All of the nominees are presently directors of the Company and Mr. Jeffrey R. Bailey, one of the director-nominees is also presently the Chief Executive Officer of the Company. Matthew K. Behrent was appointed to the Board on March 28, 2007 to take the place of former director, Clarke H. Bailey, who resigned as of that date for personal reasons.

The directors will serve until the next annual meeting of stockholders and thereafter until their successors shall have been elected and qualified.

Unless authority is withheld, the proxies in the accompanying form will be voted in favor of the election of the nominees named above as directors. If any nominee should subsequently become unavailable for election, the persons voting the accompanying proxy may in their discretion vote for a substitute.

BOARD OF DIRECTORS

The Board of Directors has the responsibility for establishing broad corporate policies and for the overall performance of the Company. Although only one member of the Board is involved in day-to-day operating details, the other members of the Board are kept informed of the Company's business by various reports and documents sent to them as well as by operating and financial reports made at Board meetings. The Board of Directors held six meetings in Fiscal 2006. All directors who are up for re-election attended at least 75% of the aggregate number of meetings of the Board of Directors and of the committees on which such directors served during Fiscal 2006. Although it has no formal policy requiring attendance, the Company encourages all of its directors to attend the annual meeting of stockholders. All of the Company's directors except Neal A. Harding attended last year's annual meeting and it is anticipated that all of the director-nominees will attend this year's Annual Meeting.

There is no understanding or arrangement between any director or any other persons pursuant to which such individual was or is to be selected as a director or nominee of the Company.

Identification of Director-Nominees

The following table sets forth the names of all current director-nominees.

Name	Positions Held	Date of Initial Election or Designation
Jeffrey R. Bailey 2306 West Gallaher Ferry Knoxville, TN 37932	Director; Chief Executive Officer	2/28/03-8/11/04; 10/21/04 7/17/02
Matthew K. Behrent c/o EDC LLC 825 8th Avenue 23rd Floor New York, NY 10019	Director	3/27/07
John A. Clendening 1031 Saint Johns Drive Maryville, TN 37801	Director	2/28/03
Carlos P. Salas c/o Dolphin Asset Management Corp. 129 East 17th Street New York, NY 10003	Director	8/12/04
Peter E. Salas c/o Dolphin Asset Management Corp. 129 East 17th Street New York, NY 10003	Director; Chairman of the Board	10/8/02 10/21/04

Background of Directors

The following is a brief account of the experience, for at least the past five (5) years, of each nominee for director.

Jeffrey R. Bailey is 49 years old. He graduated in 1980 from New Mexico Institute of Mining and Technology with a B.S. degree in Geological Engineering. Upon graduation he joined Gearhart Industries as a field engineer working in Texas, New Mexico, Kansas, Oklahoma and Arkansas. Gearhart Industries later merged with Halliburton Company. In 1993 after 13 years working in various field operations and management roles primarily focused on reservoir evaluation, log analysis and log data acquisition he assumed a global role with Halliburton as a petrophysics instructor in Fort Worth, Texas. His duties were to teach Halliburton personnel and customers around the world log analysis and competition technology and to review analytical reservoir problems. In this role Mr. Bailey had the opportunity to review reservoirs in Europe, Latin America, Asia Pacific and the Middle East developing a special expertise in carbonate reservoirs. In 1997 he became technical manager for Halliburton in Mexico focusing on finding engineering solutions to the production challenges of large carbonate reservoirs in Mexico. He joined the Company as its Chief Geological Engineer on March 1, 2002. He was elected as President of the Company on July 17, 2002 and is presently the Company's Chief Executive Officer. He was elected as a Director on February 28, 2003 and served as a Director until August 11, 2004. He was again elected to the Company's Board of Directors on October 21, 2004.

Matthew K. Behrent is 36 years old. Since June 2005 he has been the Senior Vice President and Chief Acquisitions Officer at Glenayre Technologies, Inc. (NasdaqNM:GEMS), a company engaged in the manufacture and distribution of CD's and DVD's primarily for Universal Music. Before joining Glenayre Technologies, Mr. Behrent was an investment banker, working as a Vice President at Revolution Partners, a technology focused investment bank in Boston, from March 2004 until June 2005 and as an associate in Credit Suisse First Boston Corporation's technology mergers and acquisitions group from June 2000 until January 2003. From June 1998 to May 2000, Mr. Behrent practiced law with Cleary, Gottlieb, Steen & Hamilton in New York, advising financial sponsors and corporate clients in connection with financings and mergers and acquisitions transactions. Mr. Behrent received his J.D. from Stanford Law School in 1997, and his B.A. in Political Science and Political Theory from Hampshire College in 1992.

Dr. John A. Clendening is 75 years old. He received B.S. (1958), M.S. (1960) and Ph. D. (1970) degrees in geology from West Virginia University. He was employed as a Palynologist-Coal Geologist at the West Virginia Geological Survey from 1960 until 1968. He joined Amoco in 1968 and remained with Amoco as a senior geological associate until 1992. Dr. Clendening has served as President and other offices of the American Association of Stratigraphic Palynologists and the Society of Organic Petrologists. From 1992-1998 he was engaged in association with Laird Exploration Co., Inc. of Houston, Texas, directing exploration and production in south central Kentucky. In 1999 he purchased all the assets of Laird Exploration in south central Kentucky and operates independently. While with Amoco Dr. Clendening was instrumental in Amoco's acquisition in the early 1970's of large land acreage holdings in Northeast Tennessee, based upon his geological studies and recommendations. His work led directly to the discovery of what is now the Company's Paul Reed # 1 well. He further recognized the area to have significant oil and gas potential and is credited with discovery of the field that is now known as the Company's Swan Creek Field. Dr. Clendening previously served as a Director of the Company from September 1998 to August 2000. He was again elected as a Director of the Company on February 28, 2003.

Carlos P. Salas is 35 years old. He is a principal of Dolphin Advisors, L.L.C., which manages a private-equity investment fund focused on middle-market opportunities. Before joining Dolphin Advisors, Mr. Salas led corporate finance and mergers and acquisitions advisory assignments for middle-market clients as an investment banker with office of Donaldson, Lufkin & Jenrette ("DLJ") in Los Angeles and later with Credit Suisse First Boston Corporation when the latter acquired DLJ. Prior to joining DLJ in 1999, Mr. Salas practiced law with Cleary,

Gottlieb, Steen & Hamilton in New York, advising financial sponsors and corporate clients in connection with financings and cross-border mergers and acquisitions transactions. Mr. Salas received his J.D. from The University of Chicago and his B.A. in Philosophy from New York University. He was elected to the Company's Board of Directors on August 12, 2004. Mr. Salas also serves on the boards of William Controls, Inc. and Telenetics Corporation.

Peter E. Salas is 52 years old. He has been President of Dolphin Asset Management Corp. and its related companies since he founded it in 1988. Prior to establishing Dolphin, he was with J.P. Morgan Investment Management, Inc. for ten years, becoming Co-manager, Small Company Fund and Director-Small Cap Research. He received an A.B. degree in Economics from Harvard in 1976. Mr. Salas was elected to the Board of Directors on October 8, 2002. Mr. Salas also serves on the boards of Williams Controls, Inc. and Southwall Technologies, Inc.

Director Independence

The Rules of the American Stock Exchange (the "AMEX") require that a majority of the members of the Company's Board of Directors be independent in that they are not officers of the Company and are free of any relationship that would interfere with the exercise of their independent judgment. The Rules of the AMEX also require that at least three of the members of the Company's Board of Directors' Audit Committee qualify as independent under the criteria set forth in Rule 10 A-3 of the Securities Exchange Act of 1934. The Board of Directors has determined that three of the five director-nominees, Matthew K. Behrent, John A. Clendening and Carlos P. Salas, are independent as defined by the listing standards of the AMEX, Section 10A(m)(3) of the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission. In reaching its determination, the Board of Directors reviewed certain categorical independence standards it has adopted to provide assistance in the determination of director independence. The categorical standards are set forth below and provide that a director will not qualify as an independent director under the Rules of the AMEX if:

- The Director is, or has been during the last three years, an employee or an officer of the Company or any of its affiliates;

- The Director has received, or has an immediate family member[3] who has received, during the Company's last fiscal year any compensation in excess of $60,000, other than compensation for service on the Board of Directors, benefits under a tax-qualified retirement plan, or non-discretionary compensation;

- The Director is a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the Company or any of its affiliates as an executive officer;

[3] Under these categorical standards "immediate family member" includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person's home.

- The Director is a partner in, or controlling shareholder or an executive officer of, any for-profit business organization to which the Company made, or received, payments (other than those arising solely from investments in the Company's securities) that exceed 5% of the Company's or business organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years; or

- The Director is employed as an executive officer of another entity where any of the Company's executives serve on that entity's compensation committee.

The following additional categorical standards were employed by the Board in determining whether a director qualified as independent to serve on the Audit Committee and provide that a director will not qualify if:

- The Director directly or indirectly accepts any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries; or

- The Director is an affiliated person[4] of the Company or any of its subsidiaries.

Committees

The Company's Board has operating audit, nomination and governance, compensation/stock option, and frontier exploration committees.

Audit Committee

In Fiscal 2006, director-nominees John A. Clendening and Carlos P. Salas and former director, Clarke H. Bailey, were the members of the Audit Committee. Mr. Bailey was the Chairman of the Committee and the Board of Directors determined that Mr. Bailey was an "audit committee financial expert" as defined by applicable Securities and Exchange Commission ("SEC") regulations. Each of the members of the Audit Committee met the independence and experience requirements of the AMEX, the applicable Securities Laws, and the regulations and rules promulgated by the SEC.

[4] For purposes of this categorical standard, an "affiliated person of the Company" means a person that directly, or indirectly through intermediaries controls, or is controlled by, or is under common control with the Company. A person will not be considered to be in control of the Company, and therefore not an affiliate of the Company, if he is not the beneficial owner, directly or indirectly of more than 10% of any class of voting securities of the Company and he is not an executive officer of the Company. Executive officers of an affiliate of the Company as well as a director who is also an employee of an affiliate of the Company will be deemed to be affiliates of the Company.

The Audit Committee adopted an Audit Committee Charter during fiscal 2001. In 2004, the Board adopted an amended Audit Committee Charter, a copy of which is available on the Company's internet website, www.tengasco.com. The Audit Committee reviews and reassess the Audit Committee Charter annually.

The Audit Committee's functions are:

- To review with management and the Company's independent auditors the scope of the annual audit and quarterly statements, significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements;
- To review major changes to the Company's auditing and accounting principles and practices suggested by the independent auditors;
- To monitor the independent auditor's relationship with the Company;
- To advise and assist the Board of Directors in evaluating the independent auditor's examination;
- To supervise the Company's financial and accounting organization and financial reporting;
- To nominate, for approval of the Board of Directors, a firm of certified public accountants whose duty it is to audit the financial records of the Company for the fiscal year for which it is appointed; and
- To review and consider fee arrangements with, and fees charged by, the Company's independent auditors.

The Audit Committee met four times in Fiscal 2006 with the Company's auditors, including to discuss the audit of the Company's year end financial statements. It is intended that if elected as directors, in 2007 Messrs. Clendening and Salas will continue to serve as members of the Audit Committee along with Matthew K. Behrent, who was recently appointed to the Board and replaced Clarke H. Bailey as a member of the Audit Committee, as well as its designated financial expert.

Audit Committee Report

The Audit Committee has:

1. Reviewed and discussed the Company's unaudited financial statements for the first three quarters of Fiscal 2006 and the Company's audited financial

statements for the year ended December 31, 2006 with the management of the Company and the Company's independent auditors;

II. Discussed with the Company's independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, as the same was in effect on the date of the Company's financial statements; and

III. Received the written disclosures and the letter from the Company's independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as the same was in effect on the date of the Company's financial statements, has discussed with representatives of the Company's independent auditors the auditors independence from management and the Company and satisfied itself as to the Company's auditors independence.

Based on the foregoing materials and discussions, the Audit Committee recommended to the Board of Directors that the unaudited financial statements for each of the first three quarters of Fiscal 2006 be included in the Quarterly Reports on Form 10-Q for those quarters and that the audited financial statements for the year ended December 31, 2006 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

Members of the Audit Committee

Clarke H. Bailey
John A. Clendening
Carlos P. Salas

Nomination and Governance Committee

In Fiscal 2006, the members of the Nomination and Governance Committee were director-nominees Carlos P. Salas and Clarke H. Bailey with Mr. Salas acting as Chairman. As stated above, the Company believes that each member of the Committee was independent as that term is defined under the rules of the AMEX. The Committee met one time in Fiscal 2006. The Committee, among other duties, determines the slate of director candidates to be presented for election at the Company's annual meeting of shareholders. Although the Company does not have a nominating committee charter, the Company's Board of Directors has adopted procedures for annual director nominations by the Nomination and Governance Committee. Those procedures provide that the qualifications that should be met by any person recommended as a nominee for a position on the Company's Board of Directors should include one or more of the following: a background or experience in oil and gas exploration, production, transportation, geology, construction, finance or in another business, government service, or profession that would reasonably enable the nominee to provide seasoned and reputable service to the shareholders of the Company in the performance of the duties of a member of the Board of Directors. In addition to these qualifications, a nominee must be willing to serve without a right to receive compensation for such service. The Committee has not paid fees to any third party to identify, evaluate or to assist in identifying or evaluating, potential nominees, but may do so in the future if it determines it necessary.

The Company has no separate policy with regard to the consideration of any director candidates recommended by security holders. However, the Nomination Committee will consider director candidates recommended by security holders provided that such nominations are timely made as set forth hereinafter under the heading "Stockholders Proposals". Any person recommended by a security holder to serve on the Board of Directors is considered upon the same terms as candidates recommended by any other person. To date, the Company has not received any recommendations from shareholders requesting that the Nomination and Governance Committee consider a candidate for inclusion among the Committee's slate of nominees in the Company's proxy statement.

Among the nominating procedures adopted are the following: (1) Any shareholder, officer, or director may recommend for nomination any person for the slate of candidates for membership on the Company's Board of Directors to be presented to the shareholders at the Company's annual meeting of shareholders. Such recommendations must be furnished in writing addressed to the Company's Board of Directors at the Company's principal offices. All such nominations will be furnished to the Nomination Committee which may conduct interviews, investigations or make other determinations as to the qualifications of such recommended persons. (2) Any then-current members of the Board of Directors desiring to stand for re-election may be placed on the slate of directors for re-election without further inquiry as to their qualifications. (3) The Nomination Committee will meet to determine the slate of candidates for the Board in such a manner and at such a time so as not to delay either the mailing of the proxy statement to the Company's shareholders or the annual meeting of shareholders. At such meeting, each recommended person including directors standing for re-election shall be subject to affirmative vote of half or more of the members of the Nomination Committee for inclusion on the slate of nominees. (4) The adopted procedures apply only to the determination of the slate of directors to be presented for election at the annual meeting of the shareholders. Any vacancies on the Board of Directors following the annual meeting of shareholders may be filled in the manner currently applicable under the Company's Charter, Bylaws, and applicable state law. (5) The procedures adopted may be amended from time to time by the Board of Directors or by the Nomination Committee, in order to comply with any applicable provision or interpretation of any rule, statute, or stock exchange rule of the exchange on which the Company's stock may be listed.

The nomination procedures adopted are posted on the Company's internet website at www.tengasco.com. In the event of any such amendment to the procedures, the Company intends to disclose the amendments on the Company's internet website within five business days following such amendment.

The Nomination Committee determined the slate of candidates for the Board of Directors presented for election at this year's Annual Meeting. Mr. Behrent was recommended for nomination by Carlos P. Salas.

The other function of this Committee is to oversee the Company's compliance with the corporate governance requirements of the SEC and the AMEX. The Chairman of the Committee, Carlos P. Salas, is an attorney with experience in the area of securities law.

Compensation/Stock Option Committee

The members of the Compensation/Stock Option Committee in Fiscal 2006 were director-nominees John A. Clendening and Carlos P. Salas with Mr. Clendening acting as Chairman. Messrs. Salas and Clendening both meet the current independence standards established by the AMEX.

The Board of Directors recently adopted a charter for the Compensation/Stock Option Committee which is available at the Company's internet website, www.tengasco.com.

The Compensation/Stock Option Committee's functions, in conjunction with the Board of Directors, are to provide recommendations with respect to, general and specific compensation policies and practices of the Company for directors, officers and other employees of the Company. The Compensation/Stock Option Committee expects to periodically review the approach to executive compensation and to make changes as competitive conditions and other circumstances warrant and will seek to ensure the Company's compensation philosophy is consistent with the Company's best interests and is properly implemented. The Committee determines or recommends to the Board of Directors for determination the specific compensation of the Company's Chief Executive Officer and all of the Company's other officers. Although the Committee may seek the input of the Company's Chief Executive Officer in determining the compensation of the Company's other executive officers, the Chief Executive Officer may not be present during the voting or deliberations with respect to his compensation. The Committee may not delegate any of its responsibilities unless it is to a subcommittee formed by the Committee, but only if such subcommittee consists entirely of directors who meet the independence requirements of the AMEX.

The Compensation/Stock Option Committee is also charged with administering the Tengasco, Inc. Stock Incentive Plan (the "Stock Incentive Plan") which was adopted by the Board of Directors on October 25, 2000. The Compensation/Stock Option Committee has complete discretionary authority with respect to the awarding of options and Stock Appreciation Rights ("SARs"), under the Stock Incentive Plan, including, but not limited to, determining the individuals who shall receive options and SARs; the times when they shall receive them; whether an option shall be an incentive or a non-qualified stock option; whether an SAR shall be granted separately, in tandem with or in addition to an option; the number of shares to be subject to each option and SAR; the term of each option and SAR; the date each option and SAR shall become exercisable; whether an option or SAR shall be exercisable in whole, in part or in installments and the terms relating to such installments; the exercise price of each option and the base price of each SAR; the form of payment of the exercise price; the form of payment by the Company upon the exercise of an SAR; whether to restrict the sale or other disposition of the shares of common stock acquired upon the exercise of an option or SAR; to subject the exercise of all or any portion of an option or SAR to the fulfillment of a contingency, and to determine whether such contingencies have been met; with the consent of the person receiving such option or SAR, to cancel or modify an option or SAR, provided such option or SAR as modified would be permitted to be granted on such date under the terms of the Stock Incentive Plan; and to make all other determinations necessary or advisable for administering the Plan.

The Compensation/Stock Option Committee met eight times in Fiscal 2006. The Committee has the authority to retain a compensation consultant or other advisors to assist it in the evaluation of compensation and has the sole authority to approve the fees and other terms of retention of such consultants and advisors and to terminate their services. To date, the Committee has not retained any such consultants or advisors to assist it, although it may do so in the future if it deems it necessary. A more detailed discussion of the actions taken in Fiscal 2006 by the Committee with respect to the compensation of the Company's executive officers is set forth below under the heading Compensation Discussion and Analysis in the section entitled Executive Compensation.

Compensation/Stock Option Committee Interlocking And Insider Participation

No interlocking relationship existed or exists between any member of the Company's Compensation/Stock Option Committee and any member of the compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member or nominee of the Compensation/Stock Option Committee is an officer or an employee of the Company.

Compensation Committee Report

The Compensation/Stock Option Committee has reviewed and discussed the Compensation Discussion and Analysis set forth below under the heading "Executive Compensation – Compensation Discussion and Analysis" with management. Based on this review and discussion, the Compensation/Stock Option Committee recommended to the Company's Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

The Members of the Compensation/Stock Option Committee

John A. Clendening
Carlos P. Salas

Other Committees

The Company's Board also has a frontier exploration committee. The members of this Committee in Fiscal 2006 were Jeffrey R. Bailey, John A. Clendening and Peter E. Salas. The Committee met two (2) times in Fiscal 2006 to discuss new areas of potential development for the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file initial reports of ownership and reports of changes in ownership with the SEC no later that the second business day after the date on which the transaction occurred unless certain exceptions apply. In 2006, each of the Directors of the Company, Clarke H. Bailey, Jeffrey R. Bailey, John A. Clendening, Carlos P. Salas and Peter E. Salas, failed to timely file two Reports on Form 4 regarding the grants of two options to each of them made pursuant to the Tengasco, Inc. Stock Incentive Plan. One of those options granted each of the Directors the right to purchase 20,000 shares of the Company's common stock and the other granted each of them the right to purchase 30,000 shares except for Jeffrey R. Bailey who was granted an option to purchase 20,000 shares. Each of the Directors subsequently reported the grant of these options on timely filed Reports on Form 5. Also in 2006, two of the Company's Executive officers, Mark A. Ruth and Cary V. Sorensen each failed to timely file one Report on Form 4 regarding the grant of an option, to each of them made pursuant to the Tengasco, Inc. Stock Incentive Plan to purchase 15,000 shares of the Company's common stock. Messrs. Ruth and Sorensen subsequently reported the grant of these options on timely filed Reports on Form 4 with respect to another transaction and on timely filed Reports on Form 5.

Family and Other Relationships

There are no family relationships between any of the present directors or executive officers of the Company except that Carlos P. Salas, a Director of the Company, is the cousin of Peter E. Salas, also a director of the Company. Mr. Carlos P. Salas is also one of seven members of Dolphin Advisors, LLC which serves as the managing general partner of Dolphin Direct Equity Partners, L.P., a private company investment fund that is not a shareholder of the Company. The majority owner of Dolphin Advisors, LLC is Dolphin Management, Inc., the sole shareholder of which is Peter E. Salas. Dolphin Management, Inc. is also the managing partner of Dolphin Offshore Partners, L.P. which directly owns 20,839,492 shares of the Company's common stock. Peter E. Salas is the controlling person of Dolphin Offshore Partners, L.P. Carlos P. Salas has no direct or indirect ownership interest in Dolphin Offshore Partners, L.P. All of these factors were considered by the Board of Directors in making its determination that Carlos P. Salas is an independent director. See above, "Director Independence". There are no family relationships between any of the other Directors or executive officers of the Company.

Involvement in Certain Legal Proceedings

To the knowledge of management, no director, executive officer or affiliate of the Company or owner of record or beneficially of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

To the knowledge of management, during the past five years, no present or former director, executive officer, affiliate or person nominated to become a director or an executive officer of the Company:

(1) Filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he or she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing;

(2) Was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from or otherwise limiting his or her involvement in any type of business, commodities, securities or banking activities;

(4) Was found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission ("CFTC") to have violated any federal or state securities law or Federal commodities law, and the judgment in such civil action or finding by the SEC or CFTC has not been subsequently reversed, suspended, or vacated.

Stockholder Communications with the Board of Directors

Stockholders may communicate with the Board of Directors of the Company by writing to: Cary V. Sorensen, Secretary, Tengasco, Inc., 10215 Technology Drive, N.W., Suite 301, Knoxville, TN 37932 or by e-mail: to: CSorensen@tengasco.com Subject: Communication to Board of Directors. All letters and e-mails will be answered, if possible, and will be distributed to board members as appropriate. Notwithstanding the foregoing, the Company has the authority to discard or disregard any communication which is unduly hostile, threatening, illegal or otherwise inappropriate or to take any other appropriate actions with respect to such communications.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

Name and Address	Title	Number of Shares Beneficially Owned[5]	Percent of Class[6]
Jeffrey R. Bailey 2306 West Gallaher Ferry Knoxville, TN 37932	Director; Chief Executive Officer	676,287[7]	1.1%
Matthew K. Behrent c/o EDC LLC 825 8th Avenue 23rd Floor New York, NY 10019	Director	None	0%
John A. Clendening 1031 Saint Johns Drive Maryville, TN 37801	Director	375,500[8]	Less than 1%
Carlos P. Salas 129 East 17th Street New York, NY 10003	Director	105,500[9]	Less than 1%
Peter E. Salas 129 East 17th Street New York, NY 10003	Director; Chairman of the Board	21,107,492[10]	35.7%

[5] Unless otherwise stated, all shares of common stock are directly held with sole voting and dispositive power. The shares set forth in the table are as of February 23, 2007.

[6] Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934 based upon 59,058,705 shares of common stock being outstanding as of the record date, February 23, 2007. Shares not outstanding that are subject to options or warrants exercisable by the holder thereof within 60 days of February 23, 2007 are deemed outstanding for the purposes of calculating the number and percentage owned by such stockholder, but not deemed outstanding for the purpose of calculating the percentage of any other person. Unless otherwise noted, all shares listed as beneficially owned by a stockholder are actually outststanding.

[7] Consists of 136,287 shares held directly and vested, fully exercisable options to purchase 540,000 shares.

[8] Consists of 355,500 shares held directly and vested, fully exercisable options to purchase 20,000 shares.

[9] Consists of 5,500 shares held directly and vested, fully exercisable options to purchase 100,000 shares.

[10] Consists of 218,000 shares held directly, vested, fully exercisable options to purchase 50,000 shares and 20,839,492 shares held directly by Dolphin Offshore Partners, L.P. ("Dolphin"). Peter E. Salas is the sole shareholder of and controlling person of Dolphin Management, Inc. which is the general partner of Dolphin.

Robert M. Carter 441 Glen Abbey Blvd. Knoxville, TN 37922	President Tengasco Pipeline Corp.	7,696	Less than 1%
Mark A. Ruth 9400 Hickory Knoll Lane Knoxville, TN 37931	Chief Financial Officer	235,100[11]	Less than 1%
Cary V. Sorensen 5517 Crestwood Drive Knoxville, TN 37919	Vice-President; General Counsel; Secretary	215,000[12]	Less than 1%
All Officers and Director-Nominees As a group		22,722,575[13]	37.8%

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis.

The objectives of the Company's compensation programs are to attract and retain qualified and talented professional individuals to perform the duties of the Company's executive offices.

The Company's compensation program is designed to fairly reward the Company's executive officers for their overall performance in long term management of the affairs of an oil and gas exploration, production, and marketing company. The measurement of successful performance has significant elements of subjective judgment in view of the lack of any directly comparable single element or group of elements to which the Company and its performance may be readily compared from time to time. The variable elements include market capitalization, nature and size of the Company's reserves, growth of the Company's reserve base, and the number of and duties of the executive officers of other companies that may be comparable to the Company in one or more aspect of their operations.

The elements of compensation of the Company's compensation programs include salary, health insurance, stock options, and in certain circumstances the award of a cash bonus. As of the present time, the Company compensation plan does not include any retirement plan; any retirement savings plan; any life or disability insurance plan; any social club memberships or dues or any payments for housing, cars, boats, or other property of any kind to any person. The Company has not entered into any employment contracts with its executive officers nor any

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11 Consists of 60,100 shares held directly and vested, fully exercisable options to purchase 175,000 shares.

12 Consists of 40,000 shares held directly and vested, fully exercisable options to purchase 175,000 shares.

13 Consists of shares held directly by management, 20,839,492 shares held by Dolphin and vested, fully exercisable options to purchase 1,060,000 shares

contracts for compensation to any person in the event of a change in control of the Company. The Company reimburses costs of maintaining required professional certifications for its chief financial officer and general counsel, and provides use of a company vehicle for the Company's chief executive officer. The Company pays no other elements of compensation to its executive officers. The relatively small size of the Company in comparison to many entities engaged in the capital intensive oil and gas business coupled with the lack of many elements of compensation maintained by some of those companies presents the Company with additional risks in meeting its objectives of attracting and retaining qualified and talented professional individuals.

The Company chooses to pay each element in order to best meet the Company goal of attracting and retaining qualified and talented professional individuals. The salary component of the compensation is important and the Company attempts to be competitive with what it believes to be the compensation of other companies of similar size and scope of operations. To date the Company has not engaged the services of a compensation review consultant or service in view of the cost of such services compared to the size and revenues of the Company. The stock option element of compensation is paid in order to provide additional compensation in the long term commensurate with growth of the Company and increased share value that may result from the performance of the executive receiving the options. The award of a bonus upon review of Company performance provides an additional incentive. The lack of other compensation elements such as other insurance, retirement, or retirement savings plans focuses the importance of the salary and stock option elements of the Company's compensation plan.

The Company determines the amount (and, where applicable, the formula) for each element to pay by reviewing annually the compensation levels of the Company's executive officers and determining from the performance of the Company during that time since the last review what an appropriate compensation levels may be during the upcoming annual period. The Company has no existing formula for determination of the salary, stock options, or bonus elements of compensation.

Each compensation element and the Company's decisions regarding that element fit into the Company's overall compensation objectives and affect decisions regarding other elements in this manner: the salary and stock option elements (being the significant elements of overall compensation) are intended to serve primarily as current and long-term compensation respectively. Review of salary levels and consideration of bonus awards on an annual basis and vesting of options over a forward period serve to allow the Company to attempt to meet its objectives of attracting and maintaining qualified and talented professional individuals in service as the Company's executive officers.

Applying these principles, the Company compensated its executive officers for 2006 as set forth in the tables below.

Executive Officer Compensation

The following table sets forth a summary of all compensation awarded to, earned or paid to, the Company's Chief Executive Officer, Chief Financial Officer and other executive officers whose compensation exceeded $100,000 during fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($)[14] (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Jeffrey R. Bailey [15] Chief Executive Officer	2006 2005 2004	$150,000 $130,000 $84,000			$11,000 $187,500				$161,000 $317,500 $84,000
Mark A. Ruth Chief Financial Officer	2006 2005 2004	$114,000 $92,500 $75,000			$3,450 $60,000				$117,450 $152,500 $75,000
Cary V. Sorensen General Counsel	2006 2005 2004	$114,000 $92,500 $80,000	$25,000		$3,450 $60,000				$142,450 $152,500 $80,000

Grants of Plan-Based Awards for Fiscal 2006[16]

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards:	All Other Option Awards:	
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	Number of Shares of Stock or Units (#) (i)	Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)
Jeffrey R. Bailey	1/20/06 12/14/06[17]	—	—	—	—	—	—	—	20,000 20,000	$0.58 $0.81
Mark A. Ruth	1/20/06	—	—	—	—	—	—	—	15,000	$0.58
Cary V. Sorensen	1/20/06	—	—	—	—	—	—	—	15,000	$0.58

14 The amounts represented in this column are equal to the dollar amount recognized for financial statement reporting purposes in connection with options granted under the Tengasco, Inc. Stock Incentive Plan. See Note 11 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 for a discussion of the relevant assumptions used in calculating the dollar amount recognized for financial reporting purposes with respect to the applicable fiscal year in accordance with FAS 123R. For further information about awards made in 2006, see the Grants of Plan-Based Awards table directly below.

15 Mr. Bailey is also a member of the Board of Directors of the Company. In 2006 he was awarded an option pursuant to the Tengasco, Inc. Stock Incentive Plan to purchase 20,000 shares of the Company's common stock at a price of $0.81 per share for his services as a director. The dollar value of that option for financial statement reporting purposes of $6,400 is reflected in column (f) of this table for 2006.

16 All awards set forth in this table were made pursuant to the Tengasco, Inc. Stock Incentive Plan.

17 This award was made to Mr. Bailey for his services as a director of the Company.

Outstanding Equity Awards at Fiscal Year-End

Option Awards[18]						Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested (#) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#) (j)
Jeffrey R. Bailey Chief Executive Officer	500,000[19] 20,000 20,000	750,000		$0.27 $0.58 $0.81	4/20/2010 1/20/2011 12/13/2011				
Mark A. Ruth Chief Financial Officer	160,000[20] 15,000	240,000		$0.27 $0.58	4/20/2010 1/20/2011				
Cary V. Sorensen General Counsel	160,000[21] 15,000	240,000		$0.27 $0.58	4/20/2010 1/20/2011				

18 All options awarded reflected in this table were granted pursuant to the Tengasco, Inc. Stock Incentive Plan.

19 Option awarded in 2005 to purchase 1,250,000 shares of the Company's common stock vests over a period of four years with 20% vested upon authorization and additional 20% on each anniversary date of authorization over the next four years. As of December 31, 2006 the right to purchase 500,000 shares was fully vested and exercisable.

20 Option awarded in 2005 to purchase 400,000 shares of the Company's common stock vests over a period of four years with 20% vested upon authorization and additional 20% on each anniversary date of authorization over the next four years. As of December 31, 2006 the right to purchase 160,000 shares was fully vested and exercisable.

21 Option awarded in 2005 to purchase 400,000 shares of the Company's common stock vests over a period of fours years with 20% vested upon authorization and additional 20% on each anniversary date of authorization over the next four years. As of December 31, 2006 the right to purchase 160,000 shares was fully vested and exercisable.

Option Exercises and Stock Vested In Fiscal 2006				
	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise[22] (#) (b)	Value Realized on Exercise[23] ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Jeffrey R. Bailey Chief Executive Officer	60,000	$76,200		
Mark A. Ruth Chief Financial Officer	60,000	$76,200		
Cary V. Sorensen General Counsel	40,000	$50,800		

The Company does not presently have a pension or similar plan for its directors, executive officers or employees. Management has considered adopting a 401(k) plan and full liability insurance for directors and executive officers. However, there are no immediate plans to do so at this time.

Employment Contracts

There are presently no employment contracts relating to any member of management. However, depending upon the Company's operations and requirements, the Company may offer long term contracts to directors, executive officers or key employees in the future.

Compensation of Directors

The Board of Directors has resolved to compensate members of the Board of Directors for attendance at meetings at the rate of $250 per day, together with direct out-of-pocket expenses incurred in attendance at the meetings, including travel. The Directors, however, have waived such fees due to them as of this date for prior meetings.

Members of the Board of Directors may also be requested to perform consulting or other professional services for the Company from time to time. The Board of Directors has reserved to itself the right to review all directors' claims for compensation on an ad hoc basis.

[22] Each of the options exercised reflected in this table were granted pursuant to the Tengasco, Inc. Stock Incentive Plan on May 6, 2003. The options had an exercise price of $0.50 per share and expired on May 6, 2006.

[23] Each of the options reflected in this table were exercised on April 28, 2006 on which date the closing price of the Company's common stock was $1.77 per share.

Directors who are on the Company's Audit, Compensation/Stock Option and Nomination and Governance Committees are independent and therefore, do not receive any consulting, advisory or compensatory fees from the Company. However, such Board members may receive fees from the Company for their services on those committees. They may also from time to time be granted stock options under the Tengasco, Inc. Stock Incentive Plan. A plan (the "Plan") to issue cash and/or shares of stock to independent directors for service on the various committees of the Board of Directors was authorized by the Board of Directors and approved by the Company's shareholders. A copy of the Plan is posted at the Company's website at www.tengasco.com.

Under the Plan, the Board of Directors, in its discretion, from time to time may grant compensation to any or all independent directors serving on the Company's Board of Directors as the Board may deem appropriate in the form of cash or Company stock, provided that the value of such compensation does not exceed the limits of compensation for determination of the independence of directors under rules and regulations of the SEC or the American Stock Exchange or such other exchange upon which shares of the Company may be listed. The Board may, but is not required, to consider the recommendations of the Compensation/Stock Option Committee with regard to any such cash or equity compensation to be awarded.

Pursuant to the Plan, on June 1, 2006, the Company issued 7,500 shares of its common stock each to John A. Clendening and Neal F. Harding, a former director of the Company, for their services as members of the Audit Committee in Fiscal 2005 and 11,500 shares of stock to Clarke H. Bailey for his services as Chairman and Financial Expert of the Audit Committee in 2005. The dollar value of these awards is reflected in the Director Compensation table below. In 2006, the members of the Board of Directors were also granted stock options under the Tengasco Stock Incentive Plan for their services to the Company. The dollar value of these options is also reflected in the Director Compensation table.

Director Compensation for Fiscal 2006							
Name[24] (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)[25] (c)	Option Awards[26] ($)[27] (d)	Non Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Clarke H. Bailey		$11,684	$13,300				$24,984
John A. Clendening		$7,620	$13,300				$20,920
Neal F. Harding[28]		$7,620					$7,620
Carlos P. Salas			$13,300				$13,300
Peter E. Salas			$13,300				$13,300

CERTAIN TRANSACTIONS

Except as set forth hereafter, there have been no material transactions, series of similar transactions or currently proposed transactions during 2006, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000 and in which any director or executive officer or any security holder who is known to the Company to own of record or beneficially more than 5% of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

[24] Jeffrey R. Bailey, the Company's Chief Executive Officer is also a director of the Company. Mr. Bailey's compensation for his services as a director in Fiscal 2006 were fully disclosed in the Summary Compensation table above and therefore is not included in this table.

[25] The amounts represented in this column are the dollar value of the stock awarded based upon the closing price of the stock of $1.27 on the grant date of June 1, 2006 less a 20% discount because the shares issued were restricted shares.

[26] In 2006 each of the Company's directors except Neal F. Harding were awarded two options pursuant to the Tengasco, Inc. Stock Incentive Plan: (a) one option was awarded January 20, 2006 to purchase 30,000 shares of the Company's common stock at a price of $0.58 per share and expires January 20, 2011; and, (b) a second option was awarded December 14, 2006 to purchase 20,000 shares at a price of $0.81 per share which expires December 13, 2011.

[27] The amounts represented in this column are equal to the dollar amount recognized for financial statement reporting purposes in 2006 in connection with options granted under the Tengasco, Inc. Stock Incentive Plan. See Note 11 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 for a discussion of the relevant assumptions used in calculating the dollar amount recognized for financial reporting purposes with respect to the applicable fiscal year in accordance with FAS 123R.

[28] Mr. Harding resigned as a director effective April 24, 2006.

Hoactzin Partners, L.P. ("Hoactzin") had acquired a 94.3% working interest in a twelve well drilling program (the "Twelve Well Program") by the Company on its Kansas Properties in exchange for two promissory notes made by the Company in the aggregate principal amount of $2,514,000. The Company retained the remaining 5.7% working interest in the Twelve Well Program. The promissory notes exchanged by Hoactzin were originally issued by the Company in connection with loans made to the Company by Dolphin Offshore Partners, L.P. ("Dolphin") to fund the Company's cash exchange to holders of its Series A, B and C Preferred Stock. Peter E. Salas, the Chairman of the Board of Directors of the Company, is the controlling person of Hoactzin. He is also the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin, which is the Company's largest shareholder.

Under the terms of the Twelve Well Program, once Hoactzin were to receive total proceeds from its working interest in the program in the amount of $3,016,800 Hoactzin would pay the Company a management fee equal to 85% of the net revenues attributable to its working interest in the Program for the remaining life of the twelve wells. In addition, the Company had an option to repurchase from Hoactzin the obligation to drill the final six wells of the Twelve Well Program by paying to Hoactzin an amount equal to one half of the principal amount of the notes exchanged by Hoactzin, plus interest on that amount at 6% per annum until the date of repurchase, and granting to Hoactzin a 1/16 overriding royalty in both the six wells existing at the time of repurchase and the next six wells in the Program drilled by the Company. Thereafter, Hoactzin agreed to extend the option to an indefinite future date being not later than the beginning of drilling of what would be the seventh well in the program.

In June 2006, the Company drilled the sixth well in the Twelve Well Program. On June 29, 2006 the Company closed a $50,000,000 credit facility with Citibank Texas, N.A. The Company's initial borrowing base was set at $2,600,000 and the Company borrowed that amount on June 29, 2006 and used $1.393 million of the loan proceeds to exercise its option to repurchase from Hoactzin the Company's obligation to drill the final six wells in the Company's Twelve Well Program. As a result of the exercise of its repurchase option, the Company's drilling obligations under the Twelve Well Program have been satisfied and the Program has been converted to a six well program. If the Company had not exercised its repurchase option, Hoactzin would have received a 94% working interest in the final six wells of the Twelve Well Program. However, as a result of the repurchase, Hoactzin will now receive only a 6.25% overriding royalty in six Company wells to be drilled, plus an additional 6.25% overriding royalty in the six program wells that had previously been drilled as part of the Twelve Well Program.

Review, Approval or Ratification of Transactions with Related Parties[29]

The Company's Board of Directors has adopted a written Related Party Transactions Approval Policy which is posted on the Company's website at www.tengasco.com. It is the Company's preference to avoid entering into a material related-party transaction if a transaction with a non-related party is available on an equally timely and equally beneficial basis. However, if a Related Party Transaction appears to be in the Company's best interest then it will be approved or ratified if the Board of Directors expressly finds that the terms of the transaction are comparable to or more beneficial to the Company than those that could be obtained in arm's length dealings with an unrelated third party; or, the transaction is approved by the majority of disinterested members of the Company's Board of Directors.

BOARD RECOMMENDATION AND VOTE REQUIRED

For Proposal No. 1 regarding the election of directors, votes may be cast in favor of all nominees, may be withheld with regard to all nominees or may be withheld only with regard to nominees specified by the stockholder. Directors will be elected by a plurality of the votes of the shares of the Company's common stock present in person or represented by proxy, and entitled to vote on the election of directors at a meeting at which a quorum is present. Abstentions are tabulated in determining the votes present at a meeting. Consequently, an abstention has the same effect as a vote against a director-nominee, as each abstention would be one less vote in favor of a director nominee. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter (i.e., a "broker non-vote"), those shares will not be considered as present and entitled to vote with respect to that matter. The Board of Directors recommends that stockholders vote "FOR" the nominees set forth above. Unless marked to the contrary, proxies received will be voted FOR the nominees set forth above.

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[29] A "Related Party" is any director or executive officer of the Company, any nominee for director, any shareholder known to be the beneficial owner of more than 5% of any class of the Company's voting stock, and any Immediate Family Member of any such Party. "Immediate Family Member" means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a person, and any person (other than a tenant or an employee) sharing the household of such person.

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF RODEFER MOSS & CO, PLLC AS INDEPENDENT AUDITORS

On May 31, 2005, the Company engaged Rodefer Moss & Co, PLLC ("Rodefer Moss") of Knoxville, Tennessee to serve as its independent registered public accounting firm and dismissed BDO Seidman LLP ("BDO Seidman"). The change in independent registered public accounting firms was approved by the Audit Committee of the Company's Board of Directors and thereafter ratified by the Company's stockholders at last year's Annual Meeting. Rodefer Moss audited the Company's financial statements for the years ended December 31, 2005 and 2006. The Board's Audit Committee has again recommended and the Board of Directors has approved the engagement of Rodefer Moss as independent certified public accountants, to audit the accounts for the Company for Fiscal 2007.

The Company's change of independent accountants was reported on a Current Report on Form 8-K, dated June 6, 2005 filed with the Securities and Exchange Commission ("SEC"). The Company provided BDO Seidman with a copy of the Current Report on Form 8-K and requested that BDO Seidman furnish it with a letter addressed to the SEC stating whether or not it agreed with such statements. BDO Seidman has provided the Company with a copy of the letter it sent to the SEC stating that it had reviewed and agreed with the Company's statements.

Prior to its engagement of Rodefer Moss as its new independent auditors, the Company did not consult with Rodefer Moss regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered by Rodefer Moss on the Company's financial statements; or (iii) any other matter that was the subject of a disagreement between the Company and its former auditors as described in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as that term is defined in Item 304(a)(1)(v).

The Company is advised that neither Rodefer Moss nor any of its partners has any material direct or indirect relationship with the Company. The Audit Committee considers Rodefer Moss to be well qualified for the function of serving as the Company's auditors. Tennessee law does not require the approval of the selection of auditors by the Company's stockholders, but in view of the importance of the financial statements to stockholders, the Board of Directors deems it desirable that they pass upon its selection of auditors. In the event the stockholders disapprove of the selection, the Board of Directors will consider the selection of other auditors.

AUDIT AND NON-AUDIT FEES

The following table presents the fees for professional audit services rendered by the Company's current independent accountants, Rodefer Moss, for the audit of the Company's annual consolidated financial statements for the fiscal years ended December 31, 2006 and December 31, 2005, and fees for other services rendered by Rodefer Moss during those periods:

Fee Category	Fiscal 2006	Fiscal 2005
Audit Fees	$98,400	$123,500
Audit-Related Fees	$0	$0
Tax Fees	$0	$0
All Other Fees	$0	$1,500
Total Fees	$98,400	$125,000

Audit fees include fees related to the services rendered in connection with the annual audit of the Company's consolidated financial statements, the quarterly reviews of the Company's quarterly reports on Form 10-Q and the reviews of and other services related to registration statements and other offering memoranda.

Audit-related fees are for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of the Company's financial statements.

Tax Fees include (i) tax compliance, (ii) tax advice, (iii) tax planning and (iv) tax reporting.

All Other Fees includes fees for all other services provided by the principal accountants not covered in the other categories such as litigation support, etc.

All of the services for 2005 and 2006 were performed by the full-time, permanent employees of Rodefer Moss.

All of the 2006 services described above were approved by the Audit Committee pursuant to the SEC rule that requires audit committee pre-approval of audit and non-audit services provided by the Company's independent auditors to the extent that rule was applicable during fiscal year 2006. The Audit Committee considered whether the provisions of such services, including non-audit services, by Rodefer Moss were compatible with maintaining its independence and concluded they were.

BOARD RECOMMENDATION AND VOTE REQUIRED

The Board of Directors recommends that you vote in favor of the above proposal to ratify the appointment of Rodefer Moss & Co, PLLC as independent auditors of the Company for Fiscal 2007. A representative of Rodefer Moss & Co, PLLC is expected to be present at the Annual Meeting with the opportunity to make a statement if he desires to do so, and is expected to be available to respond to appropriate questions.

Ratification will require the affirmative vote of a majority of the shares present and voting at the meeting in person or by proxy. In the event ratification is not provided, the Audit Committee and the Board of Directors will review the future selection of the Company's independent auditors.

Unless otherwise directed by the stockholder giving the proxy, the proxy will be voted for the ratification of the selection by the Board of Directors of Rodefer Moss & Co, PLLC as the Company's independent certified public accountants for Fiscal 2007. Shares voted as abstaining will count as votes cast. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter (i.e., a "broker non-vote"), those shares will not be considered as present and entitled to vote with respect to that matter. An abstention from voting by a stockholder present in person or by proxy at the meeting has the same legal effect as a vote "against" Proposal No. 2 because it represents a share present or represented at the meeting and entitled to vote, thereby increasing the number of affirmative votes required to approve this proposal.

STOCKHOLDERS' PROPOSALS

Proposals of stockholders intended to be presented at the 2008 annual meeting must be received in writing, by the Chief Executive Officer of the Company at its offices by November 30, 2007 in order to be considered for inclusion in the Company's proxy statement relating to that meeting.

SEC rules and regulations provide that if the date of the Company's 2008 Annual Meeting is advanced or delayed more than 30 days from the date of the 2007 Annual Meeting, stockholder proposals intended to be included in the proxy materials for the 2008 Annual Meeting must be received by the Company within a reasonable time before the Company begins to print and mail the proxy materials for the 2008 Annual Meeting. Upon determination by the Company that the date of the 2008 Annual Meeting will be advanced or delayed by more than 30 days from the date of the 2007 Annual Meeting, the Company will disclose such change in the earliest possible Quarterly Report on Form 10-Q.

By Order of the Board of Directors

Cary V. Sorensen, *Secretary*

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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

REPORT ON FORM 10-K

(Mark one)

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended **December 31, 2006** or

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _______ to _______.

Commission File No. **0-20975**

TENGASCO, INC.

(Name of registrant as specified in its charter)

TENNESSEE (State or other jurisdiction of incorporation or organization)	**87-0267438** (I.R.S. Employer Identification No.)
10215 TECHNOLOGY DRIVE N.W., KNOXVILLE, TENNESSEE (Address of Principal Executive Offices)	**37932-3379** (Zip Code)

Registrant's telephone number, including area code: **(865) 675-1554**.

Securities registered pursuant to Section 12(b) of the Act: **None.**
Securities registered pursuant to Section 12(g) of the Act: **Common Stock, $.001 par value per share.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes [ ] No **[X]**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No **[X]**

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes **[X]** No [ ]

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation SK is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. Large Accelerated Filer [ ] Accelerated Filer [ ] Non-accelerated Filer **[X]**

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2006 closing price $1.29): **$48,086,530**

State the number of shares outstanding of the registrant's $.001 par value common stock as of the close of business on the latest practicable date (March 1, 2007): **59,058,705**

Documents Incorporated By Reference

The information required by Part III of the Form 10-K, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement for the Annual Meeting of Shareholders to be held on April 30, 2007, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the registrant's fiscal year.

Table of Contents

Page

PART I

FORWARD LOOKING STATEMENTS

The information contained in this Report, in certain instances, includes forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding the Company's "expectations," "anticipations," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings analysis for 2006 and thereafter; oil and gas prices; exploration activities; development expenditures; costs of regulatory compliance; environmental matters; technological developments; future products or product development; the Company's products and distribution development strategies; potential acquisitions or strategic alliances; liquidity and anticipated cash needs and availability; prospects for success of capital raising activities; prospects or the market for or price of the Company's common stock; and control of the Company. All forward-looking statements are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from the forward-looking statements. Among the factors that could cause results to differ materially are the factors discussed in "Risk Factors" below in Item 1A of this Report.

Projecting the effects of commodity prices on production and timing of development expenditures includes many factors beyond the Company's control. The future estimates of net cash flows from the Company's proved reserves and their present value are based upon various assumptions about future production levels, prices, and costs that may prove to be incorrect over time. Any significant variance from assumptions could result in the actual future net cash flows being materially different from the estimates.

PART I

ITEM 1. BUSINESS.

History of the Company

The Company was initially organized in Utah in 1916 for the purpose of mining, reducing and smelting mineral ores, under the name Gold Deposit Mining & Milling Company and later changed to Onasco Companies, Inc. In 1995, the Company changed its name from Onasco Companies, Inc. by merging into Tengasco, Inc., a Tennessee corporation, formed by the Company solely for this purpose.

Overview

The Company is in the business of exploring for, producing and transporting oil and natural gas in Kansas and Tennessee. The Company leases producing and non-producing properties with a view toward exploration and development and owns pipeline and other infrastructure facilities used to provide transportation services. The Company utilizes seismic technology to improve the discovery of reserves.

In 1998, the Company acquired from AFG Energy, Inc. ("AFG"), a private company, approximately 32,000 acres of leases in the vicinity of Hays, Kansas (the "Kansas Properties"). Included in that acquisition were 273 wells, including 208 working wells, of which 149 were producing oil wells and 59 were producing gas wells, a related 50-mile pipeline and gathering system, three compressors and 11 vehicles. The Company sold the Kansas gas producing wells, gathering system and compressors effective February 1, 2005. During 2006, the Kansas Properties produced an average of approximately 15,000 barrels of oil per month.

The Company's oil and gas leases in Tennessee are located in Hancock, Claiborne, and Jackson counties. The Company has drilled primarily on a portion of its leases known as the Swan Creek Field in Hancock County focused within what is known as the Knox Formation, one of the geologic formations in that field. During 2006 the Company sold an average of approximately 378 thousand cubic feet of natural gas per day and 708 barrels of oil per month from 21 producing gas wells and 5 producing oil wells in the Swan Creek Field.

The Company's wholly-owned subsidiary, Tengasco Pipeline Corporation ("TPC") owns and operates a 65-mile intrastate pipeline which it constructed to transport natural gas from the Company's Swan Creek Field to customers in Kingsport, Tennessee.

The Company formed a wholly-owned subsidiary on December 27, 2006 named Manufactured Methane Corporation for the purpose of owning and operating treatment and delivery facilities using the latest developments in available technologies for the extraction of methane gas from non-conventional sources for delivery through the nation's existing natural gas pipeline system, including the Company's TPC pipeline system in Tennessee for eventual sale to natural gas customers.

General

1. The Kansas Properties

The Company's Kansas Properties presently include 130 producing oil wells in the vicinity of Hays, Kansas. The Company employs a full time geologist in Kansas to oversee acquisition of new properties, and exploration and exploitation of Kansas Drilling prospects on both newly acquired acreage and existing leases for development. The Company employs a full time production manager to oversee the daily function of all producing wells and to implement the work-over programs employed by the Company to boost production from older wells.

In 2006, the Company continued to focus its exploration and drilling activities in Kansas. During 2006, the Company also continued its lease acquisition program in Kansas to acquire oil and gas leases in areas near its previous lease holdings where the Company believes there is a likelihood of additional oil production. The Company continued to collect and analyze substantial seismic data to aid it in its drilling operations The Company intends in 2007 to continue to acquire additional leases in the area of its existing wells.

In 2006, the Company drilled the last two wells of an eight-well drilling program in Kansas (the "Eight Well Program"). The Eight Well Program was offered to the holders of the Company's Series A 8% Cumulative Convertible Preferred Stock ("Series A Shares") in exchange for their Series A Shares. This resulted in the participants acquiring approximately an 81% working interest in the eight wells and the Company retaining the remaining 19% working interest. Under the terms of the Eight Well Program, the former Series A shareholders participating in the Eight Well Program will receive all of the cash flow from their 81% working interest in the eight wells until they have recovered 80% of the face value of the Series A Shares they exchanged for their interests in the Eight Well Program. At that point, for the rest of the productive lives of those eight wells, the Company will receive 85% of the cash flow from the 81% working interest in those wells as a management fee and the Series A shareholders will receive the remaining 15% of the cash flow. The Eight Well Program produced sufficient revenues to the participants in 2006 so that the Company estimates that the management fee will become due to the Company in 2007 resulting in approximately an additional $50,000 in revenues per month, depending upon commodity prices and continuing production levels from those wells.

In October, 2005 the Company accepted an exchange from Hoactzin Partners, L.P. ("Hoactzin") of promissory notes made by the Company in the principal amount of $2,514,000 for a 94.3% working interest in a twelve well drilling program (the "Twelve Well Program") by the Company on its Kansas Properties. The Company retained the remaining 5.7% working interest in the Twelve Well Program. The promissory notes exchanged were originally issued by the Company in connection with loans made to the Company by Dolphin Offshore Partners, L.P. ("Dolphin") to fund the Company's cash exchange to holders of its Series A, B and C Preferred Stock. Peter E. Salas, the Chairman of the Board of Directors of the Company, is the controlling person of Hoactzin. He is also the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin, which is the Company's largest shareholder.

In 2006, the Company drilled four wells in the Twelve Well Program bringing the total number of wells drilled in that Program to six. All but one of those wells is producing commercial quantities of oil.

On June 29th, 2006 the Company closed a $50,000,000 credit facility with Citibank Texas, N.A. The Company's initial borrowing base was set at $2,600,000 and the Company borrowed that amount on June 29, 2006 and used $1.393 million of the loan proceeds to exercise its option to repurchase from Hoactzin Partners, L.P., the Company's obligation to drill the final six wells in the Company's Twelve Well Program. As a result of the repurchase, the Twelve Well Program was converted to a six well program, all of which had been drilled by the Company at the time of the repurchase. Consequently, as of July 1, 2006, all well-drilling obligations of the Company under both the Eight Well and Twelve Well Programs with former preferred stockholders as participants had been satisfied. If the Company had not exercised its repurchase option, Hoactzin would have received a 94% working interest in the final six wells of the Twelve Well Program. However, as a result of the repurchase, Hoactzin will now receive only a 6.25% overriding royalty in six Company wells to be drilled, plus an additional 6.25% overriding royalty in the six program wells that had previously been drilled as part of the Twelve Well Program.

Gross oil production to the Company's interest in 2006 was enhanced by our interest in the drilling program wells, the work-over results on existing wells especially the polymer successes, and the 4 new wells drilled late in 2006 in which the Company was not required to share the working interest with any drilling program or other participants. Specifically, the wells in the Eight Well Program produced 4,897 barrels of oil; the wells in the Twelve Well Program now converted to a six well program produced 11,147 barrels; wells polymered produced 25,585 barrels; and, the four new wells produced 9,950 barrels in 2006. By December 2006 these investments in drilling program wells, work-overs/polymers, and four new wells accounted for almost 40% of our gross Kansas production. The Company had successive record quarterly production in all four quarters of 2006, and set an all time monthly record in November 2006 with 18,158 gross barrels of oil produced in a single month. The total 2006 Kansas oil production of 179,555 barrels compared to 128,765 barrels produced in 2005 was a 29% increase. This production increase also had the effect of adding 348,000 barrels of oil to the reserve basis for Kansas. All this was achieved while lowering costs per barrel on the production side.

There are also additional capital development projects that the Company is considering to increase current oil production with respect to the Kansas Properties, including recompletion of wells and major work-overs. Management has made the decision to simultaneously undertake as many of these projects that can be paid from the Company's current cash flow as soon as the Company is able to obtain third party crews and equipment to perform the work. Workovers done to date on a limited scale have been successful in Kansas. The work-overs included a treatment of wells by injection of polymers (a type of plastic compound) that has sealed off almost all of the water from entering the combined oil/water fluid stream that is naturally produced from the wells, while at the same time increasing the total quantity of crude oil that is actually produced per day from the treated wells. Although there can be no assurances, similar work-overs when completed might reduce water production and its associated removal expense and increase oil production from many of the Company's other existing oil wells in Kansas.

2. The Tennessee Properties

Amoco Production Company, during the late 1970's and early 1980's acquired approximately 50,500 acres of oil and gas leases in the Eastern Overthrust in the Appalachian Basin, including the area now referred to as the Swan Creek Field. In 1982, Amoco successfully drilled two natural gas discovery wells in the Swan Creek Field to the Knox Formation. These wells, once completed, had a high pressure and apparent volume of deliverability of natural gas. In the mid-1980's, however, development of this Field was cost prohibitive due to a substantial decline in worldwide oil and gas prices which was further exacerbated by the high cost of constructing a necessary 23-mile pipeline across three mountain ranges and crossing the environmentally protected Clinch River from Sneedville, Tennessee to deliver gas from the Swan Creek Field to the closest market in Rogersville, Tennessee. In July 1995, the Company concluded a legal action under state law and acquired the Swan Creek leases.

A. Swan Creek Pipeline Facilities

In July 1998, the Company completed Phase I of its pipeline from the Swan Creek Field, a 30-mile pipeline made of six and eight-inch steel pipe running from the Swan Creek Field into the main city gate of Rogersville, Tennessee. The cost of constructing Phase I of the pipeline was approximately $4,200,000. In March 2001, construction of Phase II of the Company's pipeline system was completed. Phase II was an additional 35 miles of eight and 12-inch pipe laid at a cost of approximately $12.1 million, extending the Company's pipeline from a point near the terminus of Phase I and connecting to a meter station at Eastman Chemical Company's ("Eastman") plant in Kingsport, Tennessee. The completed pipeline system extends 65 miles from the Company's Swan Creek Field to Kingsport, Tennessee and was built for a total cost of $16,329,552.

B. Swan Creek Production and Development

In 2003 management had obtained state regulatory approval for drilling additional infield wells in the Swan Creek Field resulting in an increased density of wells. Management expected that an increased density of wells within the existing Swan Creek Field would result in additional reserves and reported those reserves as proven in accordance with reservoir engineering standards.

In 2004, the Company drilled and tested two new infield development wells in the Swan Creek Field. The results of these wells together with the accumulation of data from previously drilled wells and seismic data indicated that drilling new gas wells in the Swan Creek Field would not achieve any significant increase in daily gas production totals from the Field; the current wells in production in the Swan Creek Field would be capable of and would likely produce all the remaining reserves in that Field; and, that only limited additional gas reserves could be added with additional infield developmental drilling. Consequently, the Company has not drilled any new wells in the Swan Creek Field.

Because no drilling has occurred since 2004, and no drilling for natural gas directly in Swan Creek is anticipated in the future, the current production levels less decline are the sole value of natural gas reserves and production. The existing production and the current 21 wells producing natural gas are showing typical Appalachian production declines, which exhibit a long lived nature but more modest volumes. The experienced decline in actual production levels from existing wells in the Swan Creek Field from 2005 to 2006 was expected and predictable. Although there can be no assurance, the Company expects these natural rates of decline in the future will be comparable to the decline experienced over the 2005-2006 period, and that ongoing production from existing wells will tend to stabilize near current production levels.

Variations in year-end natural gas prices and lack of interest to invest in Swan Creek in the foreseeable future; have resulted in an adjustment to the reserve volumes to reflect only the reserves associated with currently producing wells. The company maintains an interest and anticipates drilling additional oil prospects in Swan Creek. It also has an interest in seeking other exploration targets in Tennessee outside of Swan Creek but near our pipeline, with other industry partners.

The deliverability of natural gas from the Swan Creek Field will not be sufficient to satisfy the volumes deliverable under its contracts with Eastman and BAE in Kingsport, Tennessee. The Eastman contract provides that Eastman will buy a minimum of the lesser of eighty percent of that customer's daily usage or 10,000 MMBtu per day, and the BAE contract provides that BAE will buy a minimum of all of that customer's usage or 5,000 MMbtu per day after Eastman's volumes have been provided. In 2006 the Company's volume sold from the field was approximately 419 MMBtu per day. The Company's contracts with these customers are only for natural gas produced from the Swan Creek Field. So long as that field is not capable of supplying these volumes of natural gas, the Company is not in breach or violation of these contracts. No penalty is associated with the inability of the Field to produce the volumes that the Company could deliver and buyers would be obligated to buy under its industrial contracts if the volumes were physically available from the Field. However, in the event that the Company were found to be in breach of its obligations for failure to deliver any volumes of gas that is produced from the Swan Creek Field to either of these customers, the agreements limit potential exposure to damages. Damages are limited to no more than $.40 per MMBtu for any replacement volumes that are proved in a court proceeding as having been obtained to replace volumes required to be furnished but not furnished by the Company.

During 2005, the Company had 21 producing gas wells and 5 producing oil wells in the Swan Creek Field. Sales from the Swan Creek Field during 2006 averaged 378 Mcf per day compared to 502 Mcf per day in 2005.

3. The Non-conventional Methane Reserves

On October 24, 2006 the Company signed a twenty-year Landfill Gas Sale and Purchase Agreement (the "Agreement") with BFI Waste Systems of Tennessee, LLC ("BFI"). The Agreement provides that the Company will purchase all the naturally produced gas stream presently being collected and flared at a municipal solid waste landfill serving the metropolitan area of Kingsport, Tennessee that is owned and operated by BFI in Church Hill, Tennessee. BFI's facility is located about two miles from the Company's existing pipeline serving Eastman Chemical Company ("Eastman"). Contingent upon obtaining suitable financing, the Company plans to acquire and install a proprietary combination of advanced gas treatment technology to extract the methane component of the purchased gas stream. Methane is the principal component of natural gas and makes up about half of the purchased gas stream by volume. The Company plans to construct a small diameter pipeline to deliver the extracted methane gas to the Company's existing pipeline for delivery to Eastman.

The Company is presently seeking to arrange suitable project financing for the production of gas from this non-conventional source. Total costs for the project are expected to be approximately $3.7 million, and commercial operations are expected to begin about eight months from closing of financing. At current gas production rates and expected extraction efficiencies, when commercial operations of the Project begin, the Company would expect to deliver about 418 MMBtu per day of additional gas to Eastman, which would almost double the current volumes of natural gas being delivered to Eastman by the Company from its Swan Creek field. At the average natural gas price received by the Company in 2006, the anticipated net revenues to the Company would be approximately $1 million per year from this project. The gas supply from this project is projected to grow over the years as the underlying operating landfill continues to expand and generate additional naturally produced gas, and for several years following the closing of the landfill, currently estimated by BFI to occur between the years 2022 and 2026.

4. Other Areas of Development

The Company is seeking to purchase and has attempted to acquire additional existing oil and gas production in the Mid-Continent (USA) area. The Company is particularly interested in areas of Kansas, Oklahoma, and Texas. Although financing plans are uncertain, management believes that when a suitable property becomes available, a combination of such a property with our current reserves would allow the Company to create a financing mechanism that would make a purchase of the property possible. However, there is no assurance that a suitable property will become available or that terms will be established leading to a completion of such a purchase.

The Company has evaluated other geological structures in the East Tennessee area that are similar to the Swan Creek Field. These target evaluations were made using available third party seismic data, the Company's own seismic investigations, and drilling results and geophysical logs from the existing wells in the region. While these areas are of interest, and may be further evaluated at some future time, based on its review to date the Company does not currently intend to actively explore these areas with its own funds. However, the Company may consider entering into partnerships where further exploration and drilling costs can be largely borne by third parties. There can be no assurances that any third party would participate in a drilling program in these structures, that any of these prospects will be drilled, and if they were drilled that they would result in commercial production.

The Company also intends to establish and explore all business opportunities for connection of the pipeline system owned by the Company's subsidiary TPC to other sources of natural gas or gas produced from non-conventional sources so that revenues from third parties for transportation of gas across the pipeline system may be generated. Although no assurances can be made, such connections may also enable the Company to purchase natural gas from other sources and to then market natural gas to new customers in the Kingsport, Tennessee area at retail rates under a franchise agreement already granted to the Company by the City of Kingsport, subject to approval by the Tennessee Regulatory Authority.

The Company also intends to continue to explore other opportunities such as its methane extraction project in Church Hill, Tennessee to obtain natural gas or substitutes for natural gas from non-conventional sources if such gas can be economically treated and tendered in commercial volumes for transportation not only through the Company's existing pipeline system but by other delivery mechanisms and through other interstate or intrastate pipelines or local distribution companies for the purposes of supplementing the Company's revenues from the sale of the methane gas produced by these projects.

Governmental Regulations

The Company is subject to numerous state and federal regulations, environmental and otherwise, that may have a substantial negative effect on its ability to operate at a profit. For a discussion of the risks involved as a result of such regulations, see, "Effect of Existing or Probable Governmental Regulations on Business" and "Costs and Effects of Compliance with Environmental Laws" hereinafter in this section.

Principal Products or Services and Markets

The principal markets for the Company's crude oil are local refining companies, local utilities and private industry end-users. The principal markets for the Company's natural gas are local utilities, private industry end-users, and natural gas marketing companies.

Gas production from the Swan Creek Field can presently be delivered through the Company's completed pipeline to the Powell Valley Utility District in Hancock County, Eastman and BAE in Sullivan County, as well as other industrial customers in the Kingsport area. The Company has acquired all necessary regulatory approvals and necessary property rights for the pipeline system. The Company's pipeline can not only provide transportation service for gas produced from the Company's wells, but could provide transportation of gas for small independent producers in the local area as well. The Company could, although there can be no assurance, sell its products to certain local towns, industries and utility districts.

At present, crude oil produced by the Company in Kansas is sold to the Coffeyville Resources Refining and Marketing, LLC ("Coffeyville Refining") in Kansas City, Kansas. Coffeyville Refining is solely responsible for transportation of the oil it purchases. The Company may sell some or all of its production to one or more additional refineries in order to maximize revenues as purchase prices offered by the refineries fluctuate from time to time. Crude oil produced by the Company in Tennessee is sold to the Ashland refinery in Kentucky and is transported to the refinery by contracted truck delivery at the Company's expense.

Drilling Equipment

The Company does not currently own a drilling rig or any related drilling equipment. The Company obtains drilling services as required from time to time from various companies as available in the Swan Creek Field area and various drilling contractors in Kansas.

Distribution Methods of Products or Services

Crude oil is normally delivered to refineries in Tennessee and Kansas by tank truck and natural gas is distributed and transported via pipeline.

Competitive Business Conditions, Competitive Position in the Industry and Methods of Competition

The Company's contemplated oil and gas exploration activities in the States of Tennessee and Kansas will be undertaken in a highly competitive and speculative business atmosphere. In seeking any other suitable oil and gas properties for acquisition, the Company will be competing with a number of other companies, including large oil and gas companies and other independent operators with greater financial resources. Management does not believe that the Company's competitive position in the oil and gas industry will be significant as the Company currently exists.

The Company has numerous competitors in the State of Tennessee that are in the business of exploring for and producing oil and natural gas in the Kentucky and East Tennessee areas. Some of these companies are larger than the Company and have greater financial resources. These companies are in competition with the Company for lease positions in the known producing areas in which the Company currently operates, as well as other potential areas of interest.

There are numerous producers in the area of the Kansas Properties. Some are larger with greater financial resources.

Although management does not foresee any difficulties in procuring contracted drilling rigs, several factors, including increased competition in the area, may limit the availability of drilling rigs, rig operators and related personnel and/or equipment in the future. Such limitations would have a natural adverse impact on the profitability of the Company's operations.

The Company anticipates no difficulty in procuring well drilling permits in any state. They are usually issued within one week of application. The Company generally does not apply for a permit until it is actually ready to commence drilling operations.

The prices of the Company's products are controlled by the world oil market and the United States natural gas market. Thus, competitive pricing behaviors are considered unlikely; however, competition in the oil and gas exploration industry exists in the form of competition to acquire the most promising acreage blocks and obtaining the most favorable prices for transporting the product.

Sources and Availability of Raw Materials

Excluding the development of oil and gas reserves and the production of oil and gas, the Company's operations are not dependent on the acquisition of any raw materials.

Dependence On One or a Few Major Customers

The Company is presently dependent upon a small number of customers for the sale of gas from the Swan Creek Field, principally Eastman, and other industrial customers in the Kingsport area with which the Company may enter into gas sales contracts.

At present, crude oil from the Kansas Properties is being purchased at the well and trucked by Coffeyville Refining which is responsible for transportation of the crude oil purchased. The Company may sell some or all of its production to one or more additional refineries in order to maximize revenues as purchase prices offered by the refineries fluctuate from time to time.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, Including Duration

Royalty agreements relating to oil and gas production are standard in the industry. The amount of the Company's royalty payments varies from lease to lease.

Need For Governmental Approval of Principal Products or Services

None of the principal products offered by the Company require governmental approval, although permits are required for drilling oil or gas wells. In addition the transportation service offered by TPC is subject to regulation by the Tennessee Regulatory Authority to the extent of certain construction, safety; tariff rates and charges, and nondiscrimination requirements under state law. These requirements are typical of those imposed on regulated common carriers or utilities in the State of Tennessee or in other states. TPC presently has all required tariffs and approvals necessary to transport natural gas to all customers of the Company.

The City of Kingsport, Tennessee has enacted an ordinance granting to TPC a franchise for twenty years to construct, maintain and operate a gas system to import, transport, and sell natural gas to the City of Kingsport and its inhabitants, institutions and businesses for domestic, commercial, industrial and institutional uses. This ordinance and the franchise agreement it authorizes also require approval of the Tennessee Regulatory Authority under state law. The Company will not initiate the required approval process for the ordinance and franchise agreement until such time that it can supply gas to the City of Kingsport. Although the Company anticipates that regulatory approval would be granted, there can be no assurances that it would be granted, or that such approval would be granted in a timely manner, or that such approval would not be limited in some manner by the Tennessee Regulatory Authority.

Effect of Existing or Probable Governmental Regulations On Business

Exploration and production activities relating to oil and gas leases are subject to numerous environmental laws, rules and regulations. The Federal Clean Water Act requires the Company to construct a fresh water containment barrier between the surface of each drilling site and the underlying water table. This involves the insertion of a seven-inch diameter steel casing into each well, with cement on the outside of the casing. The Company has fully complied with this environmental regulation, the cost of which is approximately $10,000 per well.

The State of Tennessee also requires the posting of a bond to ensure that the Company's wells are properly plugged when abandoned. A separate $2,000 bond is required for each well drilled. The Company currently has the requisite amount of bonds on deposit.

As part of the Company's purchase of the Kansas Properties it acquired a statewide permit to drill in Kansas. Applications under such permit are applied for and issued within one to two weeks prior to drilling. At the present time, the State of Kansas does not require the posting of a bond either for permitting or to insure that the Company's wells are properly plugged when abandoned. All of the wells in the Kansas Properties have all permits required and the Company believes that it is in compliance with the laws of the State of Kansas.

The Company's exploration, production and marketing operations are regulated extensively at the federal, state and local levels. The Company has made and will continue to make expenditures in its efforts to comply with the requirements of environmental and other regulations. Further, the oil and gas regulatory environment could change in ways that might substantially increase these costs. Hydrocarbon-producing states regulate conservation practices and the protection of correlative rights. These regulations affect the Company's operations and limit the quantity of hydrocarbons it may produce and sell. In addition, at the federal level, the Federal Energy Regulatory Commission regulates interstate transportation of natural gas under the Natural Gas Act. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments.

The Company's operations are also subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. The Company owns or leases, and has in the past owned or leased, properties that have been used for the exploration and production of oil and gas and these properties and the wastes disposed on these properties may be subject to the Comprehensive Environmental Response, Compensation and Liability Act, the Oil Pollution Act of 1990, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and analogous state laws. Under such laws, the Company could be required to remove or remediate previously released wastes or property contamination.

Laws and regulations protecting the environment have generally become more stringent and, may in some cases, impose "strict liability" for environmental damage. Strict liability means that the Company may be held liable for damage without regard to whether it was negligent or otherwise at fault. Environmental laws and regulations may expose the Company to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties.

While management believes that the Company's operations are in substantial compliance with existing requirements of governmental bodies, the Company's ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. The Company's current permits and authorizations and ability to get future permits and authorizations may be susceptible, on a going forward basis, to increased scrutiny, greater complexity resulting in increased costs or delays in receiving appropriate authorizations.

The Company's Board of Directors has adopted resolutions to form an Environmental Response Policy and Emergency Action Response Policy Program. A plan was adopted which provides for the erection of signs at each well and at strategic locations along the pipeline containing telephone numbers of the Company's office. A list is maintained at the Company's office and at the home of key personnel listing phone numbers for fire, police, emergency services and Company employees who will be needed to deal with emergencies.

The foregoing is only a brief summary of some of the existing environmental laws, rules and regulations to which the Company's business operations are subject, and there are many others, the effects of which could have an adverse impact on the Company. Future legislation in this area will no doubt be enacted and revisions will be made in current laws. No assurance can be given as to what affect these present and future laws, rules and regulations will have on the Company's current and future operations.

Research and Development

The Company has not expended any material amount in research and development activities during the last two fiscal years. The Company, however, spent substantial amounts in 2006 for the acquisition of seismic data relating to the Company's Kansas Properties and for three dimensional analysis of the acquired seismic data for the purpose of determining drilling targets with the maximum likelihood of being commercial producers of oil when drilled.

Number of Total Employees and Number of Full-Time Employees

The Company presently has twenty-five full time employees and one part-time employee.

Executive Officers of the Registrant

Identification of Executive Officers

The following table sets forth the names of all current executive officers of the Company. These persons will serve until their successors are elected or appointed and qualified, or their prior resignations or terminations.

Name	Positions Held	Date of Initial Election or Designation
Jeffrey R. Bailey 2306 West Gallaher Ferry Knoxville, TN 37932	Chief Executive Officer[1]	6/17/02
Cary V. Sorensen 5517 Crestwood Drive Knoxville, TN 37914	Vice-President; General Counsel; Secretary	7/9/99
Mark A. Ruth 9400 Hickory Knoll Lane Knoxville, TN 37931	Chief Financial Officer	12/14/98
Robert M. Carter 760 Prince George Parish Drive Knoxville, TN 37931	President, Tengasco Pipeline Corporation	6/1/98

Business Experience[2]

Cary V. Sorensen is 58 years old. He is a 1976 graduate of the University of Texas School of Law and has undergraduate and graduate degrees form North Texas State University and Catholic University in Washington, D.C. Prior to joining the Company in July 1999, he had been continuously engaged in the practice of law in Houston, Texas relating to the energy industry since 1977, both in private law firms and a corporate law department, serving for seven years as senior counsel with the litigation department of Enron Corp. before entering private practice in June, 1996. He has represented virtually all of the major oil companies headquartered in Houston and all of the pipeline and other operating subsidiaries of Enron Corp., as well as local distribution companies and electric utilities in a variety of litigated and administrative cases before state and federal courts and agencies in nine states. These matters involved gas contracts, gas marketing, exploration and production disputes involving royalties or operating interests, land titles, oil pipelines and gas pipeline tariff matters at the state and federal

---

[1] Mr. Bailey is also a director of the Company.

[2] The background and business experience of Jeffrey R. Bailey is incorporated by reference from the section entitled "Proposal No. 1: Election of Directors" in the Company's Proxy Statement for the Company 2006 Annual Meeting of Stockholders.

levels, and general operation and regulation of interstate and intrastate gas pipelines. He has served as General Counsel of the Company since July 9, 1999.

Mark A. Ruth is 48 years old. He is a Certified Public Accountant with 24 years accounting experience. He received a B.S. degree in accounting with honors from the University of Tennessee at Knoxville. He has served as a project controls engineer for Bechtel Jacobs Company, LLC; business manager and finance officer for Lockheed Martin Energy Systems; settlement department head and senior accountant for the Federal Deposit Insurance Corporation; senior financial analyst/internal auditor for Phillips Consumer Electronics Corporation; and, as an auditor for Arthur Andersen and Company. On December 14, 1998 he became the Company's Chief Financial Officer.

Robert M. Carter is 70 years old. He attended Tennessee Wesleyan College and Middle Tennessee State College between 1954 and 1957. For 35 years he was an owner of Carter Lumber & Building Supply Company and Carter Warehouse in Loudon County, Tennessee. He has been with the Company since 1995 and during that time has been involved in all phases of the Company's business including pipeline construction, leasing, financing, and the negotiation of acquisitions. Mr. Carter was elected Vice-President of the Company in March, 1996, as Executive Vice-President in April 1997 and on March 13, 1998 he was elected as President of the Company. He served as President of the Company until he resigned from that position on October 19, 1999. On August 8, 2000 he again was elected as President of the Company and served in that capacity until July 31, 2001. He has served as President of Tengasco Pipeline Corporation, a wholly owned subsidiary of the Company, from June 1, 1998 to the present.

Code of Ethics

The Company's Board of Directors has adopted a Code of Ethics that applies to the Company's financial officers and executive officers, including its Chief Executive Officer and Chief Financial Officer. The Company's Board of Directors has also adopted a Code of Conduct and Ethics for Directors Officers and Employees. A copy of these codes can be found at the Company's internet website at www.tengasco.com. The Company intends to disclose any amendments to its Codes of Ethics, and any waiver from a provision of the Code of Ethics granted to the Company's President, Chief Financial Officer or persons performing similar functions, on the Company's internet website within five business days following such amendment or waiver. A copy of the Codes of Ethics can be obtained free of charge by writing to: Cary V. Sorensen, Secretary, Tengasco, Inc., 10215 Technology Drive, Suite 301, Knoxville, TN 37932.

Available Information

The Company is a reporting company, as that term is defined under the Securities Acts, and therefore files reports, including Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K such as this Report, proxy information statements and other materials with the Securities and Exchange Commission ("SEC"). You may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W.,

Washington D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

In addition, the Company is an electronic filer and files its Reports and information with the SEC through the SEC's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"). The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically through EDGAR with the SEC, including all of the Company's filings with the SEC. The address of such site is http://www.sec.gov.

The Company's website is located at http://www.tengasco.com. Under the "Finance" section of the website, you may access, free of charge the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Section 16 filings (Form 3, 4 and 5) and any amendments to those reports as reasonably practicable after the Company electronically files such reports with the SEC. The information contained on the Company's website is not part of this Report or any other report filed with the SEC.

ITEM 1A. RISK FACTORS

In addition to the other information included in this Form 10-K, the following risk factors should be considered in evaluating the Company's business and future prospects. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the Company and its business. You should also read the other information included in this Form 10-K, including the financial statements and related notes.

The Company has a History of Significant Losses

During the early stages of the development of its oil and gas business the Company has had a history of significant losses from operations, in particular its development of the Swan Creek Field, and has an accumulated deficit of $30,156,132 as of December 31, 2006. Although management has substantially reduced its cash operating expenses, these losses have had a material adverse impact on the operations of the Company's business. The Company has been profitable in 2005 and 2006. However, in the event the Company experiences losses in the future it may curtail the Company's development activities or force the Company to sell some of its assets in an untimely fashion or on less than favorable terms.

The Company's Credit Facility with Citibank Texas, N.A. is Subject to Variable Rates of Interest, Which Could Negatively Impact the Company.

Borrowings under the Company's credit facility with Citibank Texas, N.A. are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, the Company's debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and its net income and cash flows would decrease. The Company's credit facility agreement contains certain financial covenants based on the Company's performance. If the Company's financial performance results in any of these covenants being violated, Citibank may choose to require repayment of the outstanding borrowings sooner than currently required by the agreement.

Declines In Oil or Gas Prices Will Materially Adversely Affect the Company's Revenues.

The Company's future financial condition and results of operations will depend in large part upon the prices obtainable for the Company's oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to relatively minor changes in supply, market uncertainty and a variety of additional factors that are beyond the Company's control. These factors include worldwide political instability (especially in the Middle East and other oil-producing regions), the foreign supply of oil and gas, the price of foreign imports, the level of drilling activity, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels and the overall economic environment. A substantial or extended decline in oil or gas prices would have a material adverse effect on the Company's financial position, results of operations, quantities of oil and gas that may be economically produced, and access to capital. Oil and natural gas prices have historically been and are likely to continue to be volatile. This volatility makes it difficult to estimate with precision the value of producing properties in acquisitions and to budget and project the return on exploration and development projects involving the Company's oil and gas properties. In addition, unusually volatile prices often disrupt the market for oil and gas properties, as buyers and sellers have more difficulty agreeing on the purchase price of properties.

Risks In Rates Of Oil and Gas Production, Development Expenditures, and Cash Flows May Have a Substantial Impact on the Company's Finances.

Projecting the effects of commodity prices on production, and timing of development expenditures include many factors beyond the Company's control. The future estimates of net cash flows from the Company's proved reserves and their present value are based upon various assumptions about future production levels, prices, and costs that may prove to be incorrect over time. Any significant variance from assumptions could result in the actual future net cash flows being materially different from the estimates which would have a significant impact on the Company's financial position.

The Company's Oil and Gas Operations Involve Substantial Costs and are Subject to Various Economic Risks.

The Company's oil and gas operations are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire new producing properties and to drill exploratory and developmental wells. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause the Company's exploration, development and production activities to be unsuccessful. This could result in a total loss of the Company's investment in such well(s) or property. In addition, the cost and timing of drilling, completing and operating wells is often uncertain.

Shortages of Oil Field Equipment, Services and Qualified Personnel Could Adversely Affect the Company's Results of Operations.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. The Company does not own any drilling rigs and is dependent upon third parties to obtain and provide such equipment as needed for the Company's drilling activities. There have also been shortages of drilling rigs and other equipment as oil prices rise and as a result the demand for rigs and equipment increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. These shortages or price increases could adversely affect the Company's profit margin, cash flow, and operating results or restrict the Company's ability to drill wells and conduct ordinary operations.

The Company's Failure to Find or Acquire Additional Reserves Will Result in the Decline of the Company's Reserves Materially From Their Current Levels.

The rate of production from the Company's Kansas oil and Tennessee oil and natural gas properties generally declines as reserves are depleted. Except to the extent that the Company acquires additional properties containing proved reserves, conducts successful exploration and development drilling, or successfully applies new technologies or identifies additional behind-pipe zones or secondary recovery reserves, the Company's proved reserves will decline materially as production from these properties continues. The Company's future oil and natural gas production is therefore highly dependent upon the level of success in acquiring or finding additional reserves or other alternative sources of production.

In addition, the Company's drilling for oil and natural gas may involve unprofitable efforts not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to be commercially profitable after deducting drilling, operating, and other costs. In addition, wells that are profitable may not achieve a targeted rate of return. The Company relies on seismic data and other technologies in identifying prospects and in conducting exploration activities. The seismic data and other technologies used do not allow them to know conclusively prior to drilling a well whether oil or natural gas is present or may be produced economically.

The ultimate cost of drilling, completing and operating a well can adversely affect the economics of a project. Further drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including unexpected drilling conditions, title problems, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, environmental and other governmental requirements and the cost of, or shortages or delays in the availability of drilling rigs, equipment, and services.

The Company has Significant Costs to Conform to <u>Government Regulation of the Oil and Gas Industry.</u>

The Company's exploration, production, and marketing operations are regulated extensively at the federal, state and local levels. The Company is currently in compliance with these regulations. In order to maintain its compliance, the Company has made and will have to continue to make substantial expenditures in its efforts to comply with the requirements of environmental and other regulations. Further, the oil and gas regulatory environment could change in ways that might substantially increase these costs. Hydrocarbon-producing states regulate conservation practices and the protection of correlative rights. These regulations affect the Company's operations and limit the quantity of hydrocarbons it may produce and sell. In addition, at the federal level, the Federal Energy Regulatory Commission regulates interstate transportation of natural gas under the Natural Gas Act. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments.

The Company also has Significant Costs <u>Related to Environmental Matters.</u>

The Company's operations are also subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. The Company owns or leases, and has owned or leased, properties that have been leased for the exploration and production of oil and gas and these properties and the wastes disposed on these properties may be subject to the Comprehensive Environmental Response, Compensation and Liability Act, the Oil Pollution Act of 1990, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and similar state laws. Under such laws, the Company could be required to remove or remediate wastes or property contamination.

Laws and regulations protecting the environment have generally become more stringent and, may in some cases, impose "strict liability" for environmental damage. Strict liability means that the Company may be held liable for damage without regard to whether it was negligent or otherwise at fault. Environmental laws and regulations may expose the Company to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties.

The Company's ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. The Company's current permits and authorizations and ability to get future permits and authorizations may be susceptible, on a going forward basis, to increased scrutiny, greater complexity resulting in increased costs or delays in receiving appropriate authorizations.

Insurance Does Not Cover All Risks.

Exploration for and production of oil and natural gas and the Company's transportation and other activities can be hazardous, involving unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can result in damage to or destruction of wells or production facilities, injury to persons, loss of life, or damage to property or to the environment. Although the Company maintains insurance against certain losses or liabilities arising from its operations in accordance with customary industry practices and in amounts that management believes to be prudent, insurance is not available to the Company against all operational risks.

The Company's Methane Extraction from Non-conventional Reserves Operations Involve Substantial Costs and are Subject to Various Economic, Operational, and Regulatory Risks.

The Company's operations in projects involving the extraction of methane gas from non-conventional reserves such as landfill gas streams, require investment of substantial capital and are subject to the risks typically associated with capital intensive operations, including risks associated with the availability of financing for required equipment, construction schedules, air and water environmental permitting, and locating transportation facilities and customers for the products produced from those operations which may delay or prevent startup of such projects. After startup of commercial operations, the presence of unanticipated pressures or irregularities in constituents of the raw materials used in such projects from time to time, miscalculations or accidents may cause the Company's project activities to be unsuccessful. Although the technologies to be utilized in such projects is believed to be effective and economical, there are operational risks in the use of such technologies in the combination to be utilized by the Company as a result of both the combination of technologies and the early stages of commercial development and use of such technologies for methane extraction from non-conventional sources such as those to be used by the Company. These risks could result in a total or partial loss of the Company's investment in such projects. The economic risks of such projects include the marketing risks resulting from price volatility of the methane gas produced from such projects which is similar to the price volatility of natural gas. These projects are also subject to the risk that the products manufactured may not be accepted for transportation in common carrier gas transportation facilities although the products meet specified requirements for such transportation, or may be accepted on such terms that reduce the returns of such projects to the Company. These projects are also subject to the risk that the product manufactured may not be accepted by purchasers thereof from time to time and the viability of such projects would be dependent upon the Company's ability to locate a replacement market for physical delivery of the gas produced from the project.

The Company is Not Competitive with
Respect to Acquisitions or Personnel.

The oil and gas business is highly competitive. In seeking any suitable oil and gas properties for acquisition, or drilling rig operators and related personnel and equipment; the Company is a small entity with limited financial resources and may not be able to compete with most other companies, including large oil and gas companies and other independent operators with greater financial and technical resources and longer history and experience in property acquisition and operation.

The Company Depends on Key Personnel,
Whom it May Not be Able to Retain or Recruit.

Jeffrey R. Bailey, the Company's Chief Executive Officer, other members of present management and certain Company employees have substantial expertise in the areas of endeavor presently conducted and to be engaged in by the Company. To the extent that their services become unavailable, the Company would be required to retain other qualified personnel. The Company does not know whether it would be able to recruit and hire qualified persons upon acceptable terms. The Company does not maintain "Key Person" insurance for any of the Company's key employees.

The Company's Operations are Subject to
Changes in the General Economic Conditions.

Virtually all of the Company's operations are subject to the risks and uncertainties of adverse changes in general economic conditions, the outcome of pending and/or potential legal or regulatory proceedings, changes in environmental, tax, labor and other laws and regulations to which the Company is subject, and the condition of the capital markets utilized by the Company to finance its operations.

Being a Public Company Significantly Increases
the Company's Administrative Costs.

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and listing requirements subsequently adopted by the American Stock Exchange in response to Sarbanes-Oxley, have required changes in corporate governance practices, internal control policies and audit committee practices of public companies. Although the Company is a relatively small public company these rules, regulations, and requirements apply to the same extent as they apply to all major publicly traded companies. As a result, they have significantly increased the Company's legal, financial, compliance and administrative costs, and have made certain other activities more time consuming and costly, as well as requiring substantial time and attention of our senior management. The Company expects its continued compliance with these and future rules and regulations to continue to require significant resources. These new rules and regulations also may make it more difficult and more expensive for the Company to obtain director and officer liability insurance in the future, and could make it more difficult for it to attract and retain qualified members for the Company's Board of Directors, particularly to serve on its audit committee.

The Company's Chairman of the Board Beneficially Owns a Substantial Amount of the Company's Common Stock and Has Significant Influence over the Company's Business.

Peter E. Salas, the Chairman of the Company's Board of Directors, is the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin Offshore Partners, L.P., which is the Company's largest shareholder. At December 31, 2006, Mr. Salas, directly and through Dolphin owned 21,057,492 shares of the Company's common stock and had options granting him the right to acquire an additional 50,000 shares of common stock. His ownership and voting control over approximately 36% of the Company's common stock gives him significant influence on the outcome of corporate transactions or other matters submitted to the Board of Directors or shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 2. PROPERTIES

Property Location, Facilities, Size and Nature of Ownership

General

The Company leases its principal executive offices, consisting of approximately 4,607 square feet located at 10215 Technology Drive, Suite 301, Knoxville, Tennessee at a rental of $5,279 per month and an office in Hays, Kansas at a rental of $500 per month.

Although the Company does not pay taxes on its Swan Creek leases, it pays ad-valorem taxes on its Kansas Properties. The Company has general liability insurance for its Kansas and Tennessee Properties.

Kansas Properties

The Kansas Properties as of December 31, 2006 contained 138 leases totaling 27,837 acres in the vicinity of Hays, Kansas. The increase in the total volume of acreage of the Company's Kansas Properties from 15,875 acres at the end of 2005 is primarily due to the Company's plans to focus its drilling and exploration activities in Kansas and to expand its interests in this area. Accordingly, in the second quarter of 2006, the Company leased approximately 3,800 acres in Trego County, Kansas; in the third quarter the Company leased approximately 2,800 acres in Rooks County, Kansas; and, in October 2006, the Company acquired one of its largest contiguous lease blocks containing approximately 5,490 acres in Russell and Ellis Counties, Kansas. The terms on the Company's original leases in the Kansas Properties were from 1 to 10 years. Most of these leases, however, are still in effect because they are being held by production. The leases provide for a landowner royalty of 12.5%. Some wells are subject to an overriding royalty interest from 0.5% to 9%. The Company maintains a 100% working interest in most of its older wells and any undrilled acreage in Kansas. The terms for most of the Company's newer leases in Kansas are from three to five years.

By April 2006, the Company had drilled the last two wells of its Eight Well Program thereby completing its drilling obligations under that Program. As stated in Item 1 of this Report, the Company has a 19% working interest in the eight wells in that Program and the Company's former Series A shareholders retain the remaining 81% working interest in those eight wells. However, under the terms of the Eight Well Program, once the former Series A shareholders participating in that Program receive cash flow from their working interest equaling 80% of the face value of the Series A Shares they exchanged for their interests in the Program, thereafter, for the balance of the time those wells remain productive, the Company will receive 85% of the cash flow from the 81% working interest as a management fee and the Series A shareholders will receive the other 15% of the cash flow from their 81% working interest.

During the period from January to June 2006, the Company drilled four additional wells in its Twelve Well Drilling Program on its Kansas Properties bringing the total number of wells drilled in that Program to six. Under the terms of the Twelve Well Program, Hoactzin Partners, L.P. ("Hoactzin") is to retain a 94.3% in the wells drilled in that Program with the Company retaining the remaining 5.7% working interest in that Program. See, "Item 1 - Business - The Kansas Properties." On June 29, 2006, the Company used $1.393 million of the proceeds of a $2.6 million loan it received from Citibank Texas, N.A. to exercise its option under the Twelve Well Program to repurchase from Hoactzin the Company's obligation to drill the final six wells of the Program. As a result of the exercise of its repurchase option, the Company's drilling obligations under the Twelve Well Program have been satisfied and the Program has been converted to a six well program. Hoactzin will continue to receive proceeds from its 94.3% working interest in those six wells until such time that it receives an aggregate amount of $999,049, at which time Hoactzin will pay the Company a management fee equal to 85% of the net revenues attributable to its working interest in the Program for the remaining life of the six wells. In addition, Hoactzin will receive a six percent (6%) overriding royalty in the six wells in the Program and the next six wells drilled by the Company in Kansas.

During the last six months of 2006, the Company drilled an additional four wells in which it has a 100% working interest. Each of these wells are producing commercial quantities of oil.

Tennessee Properties

The Company's Swan Creek leases are on approximately 8,635 acres in Hancock, Claiborne and Jackson Counties in Tennessee. The decrease in the total volume of acreage of the Company's Swan Creek leases from 19,251 acres at the end of 2005 is primarily due to the Company not renewing leases that were not in production. The initial terms of the Company's Swan Creek leases vary from one to five years.

Working interest owners in oil and gas wells in which the Company has working interests are entitled to market their respective shares of production to purchasers other than purchasers with whom the Company has contracted. Absent such contractual arrangements being made by the working interest owners, the Company is authorized but is not required to provide a market for oil or gas attributable to working interest owners' production. At this time, the Company has not agreed to market gas for any working interest owner to customers other than customers of the Company. If the Company were to agree to market gas for working interest owners to customers other than the Company's customers, the Company would have to agree, at that time, to the terms of such marketing arrangements and it is possible that as a result of such arrangements, the Company's revenues from such production may be correspondingly reduced. If the working interest owners make their own arrangements to market their natural gas to other end users along the Company's pipeline, such gas would be transported by TPC at published tariff rates. The current published tariff rate is for firm transportation at a demand or "reservation" charge of five cents per MMBtu per day plus a commodity charge of $0.80 per MMBtu. If the working interest owners do not market their production, either independently or through the Company, then their interest will be treated as not yet produced and will be balanced either when marketing arrangements are made by such working interest owners or when the well ceases to produce in accordance with customary industry practice.

Reserve Analyses

LaRoche Petroleum Consultants, Ltd. ("LaRoche") of Houston, Texas has performed reserve analyses of all the Company's productive leases. LaRoche and its employees and its registered petroleum engineers have no interest in the Company, and performed these services at their standard rates. The net reserve values used hereafter were obtained from a reserve report dated February 9, 2007 (the "Report") prepared by LaRoche as of December 31, 2006.

The Report indicates the Company's "TOTAL PROVEN ALL CATEGORIES" reserves for the Company as of December 31, 2006 to be as follows: net production volumes of 1,712,006 barrels of oil and 1,307 MMCF of gas compared to 1,374,463 barrels of oil and 4,763 MMCF of gas reported by the Company as of the end of 2005 in its Annual report on Form 10-K for that year.

The pre-tax present value discounted at 10% (PV10) as of December 31, 2006 is stated to be $26,469,192. The Report indicates the "proven developed producing" reserves for the Company as of December 31, 2006 to be as follows: net production volumes of 1,358,532 barrels of oil and 1,265 MMCF of gas compared to 1,091,135 barrels of oil and 2,814 MMCF of gas as reported by the Company at the end of 2005. The pre-tax present value discounted at 10% (PV10) as of December 31, 2006 is stated to be $20,962,018. The increase in oil reserves from 2005 to 2006 is reflective of the Company's increased drilling activities in Kansas in 2006 and future drilling plans for 2007. The decrease in gas reserves from 2005 is due primarily to the Company's determination not to drill any new wells in its Swan Creek Field and the substantial drop in the price used to calculate the gas reserves from $11.54 per Mcf in 2005 to $8.33 per Mcf in 2006.

In substance, the Report used estimates of oil and gas reserves based upon standard petroleum engineering methods which include production data, decline curve analysis, volumetric calculations, pressure history, analogy, various correlations and technical factors. Information for this purpose was obtained from owners of interests in the areas involved, state regulatory agencies, commercial services, outside operators and files of LaRoche. The net reserve values in the Report were adjusted to take into account the working interests that have been sold by the Company in various wells.

The Company believes that the reserve analysis reports prepared by LaRoche for the Company's Kansas and Tennessee Properties provide an essential basis for review and consideration of the Company's producing properties by all potential industry partners and all financial institutions across the country. It is standard in the industry for reserve analyses such as these to be used as a basis for financing of drilling costs.

The Company has not filed the Report prepared by LaRoche or any other reserve reports with any Federal authority or agency other than the SEC. The Company, however, has filed the information in the Report of the Company's reserves with the Energy Information Service of the Department of Energy in compliance with that agency's statutory function of surveying oil and gas reserves nationwide.

The term "Proved Oil and Gas Reserves" is defined in Rule 4-10(a)(2) of Regulation S-X promulgated by the SEC as follows:

> 2. Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e.,

prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

i. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

ii. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

iii. Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as indicated additional reserves; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Production

The following tables summarize for the past three fiscal years the volumes of oil and gas produced, the Company's operating costs and the Company's average sales prices for its oil and gas. The information includes volumes produced to royalty interests or other parties' working interest.

KANSAS					
Year Ended December 31	Production		Cost of Production (per BOE)[3]	Average Sales Price	
	Oil (Bbl)	Gas (Mcf)[4]		Oil (Bbl)	Gas (Per Mcf)
2006	179,556	-0-	$13.05	$56.69	-0-
2005	128,765	20,729	$15.33[5]	$53.48	$5.02
2004	115,701	261,455	$13.62	$39.41	$4.86

TENNESSEE					
Year Ended December 31	Production		Cost of Production (per BOE)	Average Sales Price	
	Oil (Bbl)	Gas (Mcf)		Oil (Bbl)	Gas (Per Mcf)
2006	9,633	138,078	$14.97[6]	$54.81	$8.33
2005	10,818	183,400	$18.86[7]	$53.90	$8.74
2004	13,515	223,078	$15.52[8]	$36.57	$6.13

3 A "BOE is a barrel of oil equivalent. A barrel of oil contains approximately 6 Mcf of natural gas by heating content. The volumes of gas produced have been converted into "barrels of oil equivalent" for the purposes of calculating costs of production.

4 Figures in this column reflect the fact that the Company sold all of the gas producing wells on its Kansas Properties on March 4, 2005 effective as of February 1, 2005. Thus, gas production is only through January 2005.

5 Although the total cost of production for the Kansas Properties in 2005 as compared to 2004 remained relatively constant, the cost per BOE decreased because of the costs related to a back-log of work-overs on wells performed in 2005.

6 Although the total cost of production for the Swan Creek Field in 2006 as compared to 2005 remained relatively constant, the cost per BOE decreased because of cost control measures implemented by the Company.

7 Although the actual total cost of production for the Swan Creek Field in 2005 as compared to 2004 remained relatively constant, the cost per BOE increased because of the decrease in production volumes of oil and gas.

8 Although the actual total cost of production for the Swan Creek Field in 2004 as compared to prior years remained constant, the cost per BOE increased substantially because of a decrease in production volumes of oil and gas.

Oil and Gas Drilling Activities

Kansas

In 2006, the Company drilled ten new wells in Kansas. These wells included the last two wells of the Company's Eight Well Program and four wells in the Company's Twelve Well Program which, as stated above, has now been converted to a completed six well program. The Company has a 100% working interest in the other four wells drilled in Kansas in 2006. All wells drilled in 2006 have produced in the aggregate a cumulative total of 25,994 barrels of oil.

The results of the wells drilled in Kansas as of December 31, 2006 are set out in the following table. Unless otherwise indicated the Company has a 100% working interest in the wells.

NAME OF WELL	DATE COMPLETED	CUMULATIVE PRODUCTION TO DATE (Bbl)
Thyfault A #4	April 17, 2006	3,060.00 *
Croffoot A #9	May 6, 2006	1,837.00 *
Lowry #2	January 26, 2006	1,432.00 **
Foster A #10	May 24, 2006	3,634.00 **
Oetkin #8	June 6, 2006	6,081.00 **
DeYoung #6	June 2, 2006	Dry Hole – Plugged **
Croffoot C #6	July 26, 2006	1,464.00
Dirks #1	August 29, 2006	3,993.00
Foster C #1	October 12, 2006	1,362.00
Croffoot A #10	October 24, 2006	3,131.00

* Part of the Company's Eight Well Program
** Part of the Company's Twelve Well Program

The Company continues to pursue incremental production increase where possible in the older wells, by using recompletion techniques to enhance production from currently producing intervals.

Tennessee

In 2006, the Company did not drill any new wells in the Swan Creek Field. The Company believes that drilling new gas wells in the Field will not contribute to achieving any significant increase in daily gas production totals from the Field. As a result, the Company does not have any plans at the present time to drill any new gas wells in the Swan Creek Field.

Gross and Net Wells

The following tables set forth for the fiscal years ending December 31, 2004, 2005, and 2006 the number of gross and net development wells drilled by the Company. The wells drilled in 2006 refer to the final two wells drilled in the Eight Well Program, the final four wells in the Twelve Well Program as well as four other wells drilled in Kansas in which the Company has a 100% working interest. The term gross wells means the total number of wells in which the Company owns an interest, while the term net wells means the sum of the fractional working interests the Company owns in gross wells.

	YEAR ENDED DECEMBER 31					
	2006		2005		2004	
	Gross	Net	Gross	Net	Gross	Net
Kansas						
Productive Wells	9	5.055	7	0.9175	1	0.875
Dry Holes	1	.056	2	0.2163	0	0
Tennessee						
Productive Wells	0	0	0	0	1	0.875
Dry Holes	0	0	0	0	0	0

Productive Wells

The following table sets forth information regarding the number of productive wells in which the Company held a working interest as of December 31, 2006. Productive wells are either producing wells or wells capable of commercial production although currently shut-in. One or more completions in the same bore hole are counted as one well.

	GAS		OIL	
	Gross	Net	Gross	Net
Kansas	0	0	164	133
Tennessee	21	16.3	4	3.5

Developed and Undeveloped Oil and Gas Acreage

As of December 31, 2006, the Company owned working interests in the following developed and undeveloped oil and gas acreage. Net acres refers to the Company's interest less the interest of royalty and other working interest owners.

	DEVELOPED		UNDEVELOPED	
	Gross Acres	Net Acres	Gross Acres	Net Acres
Kansas	11,767	10,002	15,630	13,285
Tennessee	3,120	2,496	5,515	4,825

ITEM 3. LEGAL PROCEEDINGS

The Company is not a party to any pending material legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company which would have a result materially adverse to the Company. To the knowledge of management, no director, executive officer or affiliate of the Company or owner of record or beneficially of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None during the fourth quarter of 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's common stock is listed on the American Stock Exchange ("AMEX") under the symbol TGC. The range of high and low closing prices for shares of common stock of the Company during the fiscal years ended December 31, 2006 and December 31, 2005 are set forth below.

	High	Low
For the Quarters Ending		
March 31, 2006	$ 1.18	$ 0.42
June 30, 2006	1.93	1.02
September 30, 2006	1.41	0.71
December 31, 2006	1.05	0.70
March 31, 2005	$ 0.34	$ 0.19
June 30, 2005	0.28	0.19
September 30, 2005	0.51	0.22
December 31, 2005	0.88	0.39

Holders

As of March 1, 2006 the number of shareholders of record of the Company's common stock was 346 and management believes that there are approximately 7,316 beneficial owners of the Company's common stock.

Dividends

The Company did not pay any dividends with respect to the Company's common stock in 2006 and has no present plans to declare any further dividends with respect to its common stock.

Recent Sales of Unregistered Securities

During the fourth quarter of fiscal 2006, the Company issued 22,267 shares of its common stock pursuant to the exercise of warrants issued by the Company to members of the plaintiff class as part of the settlement of the action entitled *Paul Miller v. M. E. Ratliff and Tengasco, Inc.*, United States District Court for the Eastern District of Tennessee, Knoxville, Docket Number 3:02-CV-644. Those warrants are exercisable for a period of three years from date of issue at $0.45 per share and are exempt from registration pursuant to section 3(a) (10) of the Securities Act of 1933, as amended. Any unregistered equity securities that were sold or issued by the Company during the first three quarters of Fiscal 2006 were previously reported in Reports filed by the Company with the SEC.

Purchases of Equity Securities by the Company and Affiliated Purchasers

Neither the Company or any of its affiliates repurchased any of the Company's equity securities during 2006.

Equity Compensation Plan Information

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information regarding the Company's equity compensation plans.

Performance Graph

The graph below compares the cumulative total stockholder return on the Company's common stock with the cumulative total stockholder return of (1) the American Stock Exchange Index and (2) the Standard Industrial Code Index for the Crude Petroleum and Natural Gas Industry, assuming an investment in each of $100 on December 31, 2001. The performance graph represents past performance and should not be considered to be an indication of future performance.

COMPARISON OF CUMULATIVE TOTAL RETURN OF ONE OR MORE COMPANIES, PEER GROUPS, INDUSTRY INDEXES AND/OR BROAD MARKETS



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TENGASCO INC.
SIC CODE INDEX
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ASSUMES $100 INVESTED ON DEC. 31, 2001
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2006

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data has been derived from the Company's financial statements, and should be read in conjunction with those financial statements, including the related footnotes.

Year Ended December 31,

	2006	2005	2004	2003	2002
Income Statement Data:					
Oil and Gas Revenues	$8,896,036	$7,067,790	$6,013,374	$6,040,872	$5,437,723
Production Cost and Taxes	$3,287,233	$3,046,460	$3,364,429	$3,412,201	$3,094,731
General and Administrative	$1,293,109	$1,322,616	$1,177,183	$1,486,280	$1,868,141
Interest Expense	$ 168,590	$ 472,655	$1,367,180	$1,120,738	$ 578,039
Net Income/Loss	$2,141,364	$1,088,028	$(1,994,025)	$(3,197,662)	$(3,254,555)
Net Income/Loss Attributable to Common Stockholders	$2,141,364	$1,088,028	$(1,994,025)	$(3,451,580)	$(3,661,334)
Net Income/Loss Attributable to Common Stockholder Per Share	$ .04	$ .02	$ (0.05)	$ (0.29)	$ (0.26)

Year Ended December 31,[9][10]

	2006	2005	2004	2003	2002
Balance Sheet Data:					
Working Capital Surplus (Deficit)	$ 872,507	$(1,334,744)	$(6,753,721)	$(10,822,717)	$(7,998,835)
Oil and Gas Properties, Net	$12,703,629	$ 9,675,877	$ 12,826,903	$ 12,989,443	$13,864,321
Pipeline Facilities, Net	$13,460,667	$13,994,453	$ 14,602,639	$ 15,139,789	$15,372,843
Total Assets	$28,454,338	$25,908,616	$ 28,209,749	$ 30,604,240	$32,584,391
Long-Term Debt	$ 2,730,534	$ 117,912	$ 1,940,890	$ 6,256,818	$ 2,006,209
Redeemable Preferred Stock	$ -0-	$ -0-	$ -0-	$ -0-	$ 6,762,218
Stockholders Equity	$24,420,205	$21,961,454	$ 18,349,687	$11,251,871	$14,210,623

9 No cash dividends have been declared or paid by the Company for the periods presented.

10 On July 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 150 under which mandatorily redeemable preferred stock shall be reclassified at estimated fair value to a liability. Thus, in 2003, it was determined that each of the Company's series of preferred stock qualifies as shares subject to mandatory redemption and should be classified as a liability.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The Company incurred a net income to holders of common stock of $2,141,364 or $0.04 per share in 2006 compared to a net income of $1,088,028 or $0.02 per share in 2005 and compared to a net loss of $(1,994,025) or ($0.05 per share) in 2004.

The Company realized revenues of $9,001,681 in 2006 compared to $7,172,876 in 2005 and compared to $6,109,474 in 2004. Revenues increased $1,828,805 from 2005 due primarily to an increase in oil production in Kansas of approximately 28,871 net barrels of oil ("bbls") over 2005 levels. An increase in oil prices accounted for 36% of the increased revenues in 2006 and the increase in produced volumes accounted for 64% of the increased revenues. The Company has offset the normal decline curve in its Kansas properties with additional drilling and well work-overs. The gross volumes of oil of 183,013 bbls would have been approximately 147,000 bbls without additional drilling and well work-overs. The Company sold 134,164 bbls of oil in 2005 and 118,088 in 2004. The volume of gas sold from the Swan Creek Field decreased to 138,078 Mcf in 2006 from 183,399 Mcf in 2005 and the volume of oil sold from Swan Creek Field decreased to 8,493 barrels in 2006 from 10,388 barrels in 2005. The decline in volumes of oil and gas produced in the Swan Creek Field from existing wells is normal for producing wells and the declines as experienced were not unexpected. The Company's gas production in Kansas in 2005 was only for the month of January 2005 (20,729 Mcf) as the Company's Kansas gas field was sold on March 4, 2005 with the buyer's production being retroactive to February 1, 2005. The Kansas gas field had produced 261,446 Mcf of gas in 2004.

Gas prices received for sales of gas from the Swan Creek Field averaged $7.27 per Mcf in 2006, $8.74 per Mcf in 2005, and $6.13 in 2004. Oil prices received for sales of oil from the Swan Creek field averaged $60.39 per barrel in 2006, $53.90 per barrel in 2005, and $36.57 in 2004. Oil prices received for sales of oil in Kansas averaged $60.84 per barrel in 2006, $53.48 per barrel in 2005, and $39.41 in 2004.

The Company's subsidiary, TPC, had pipeline transportation revenues of $87,822 in 2006, $94,911 in 2005, and $92,599 in 2004. The decreases in revenues in 2006 and 2005 from 2004 resulted from the decrease in volumes of gas produced from the Swan Creek Field.

Production costs and taxes in 2006 of $3,287,233 remained consistent with levels in 2005 of $3,046,460 and in 2004 of $3,364,429.

Depletion, depreciation, and amortization increased to $1,911,416 in 2006 from $1,605,043 in 2005 which was a decrease from $2,067,566 in 2004. The increase in 2006 is due to a change in focus by the Company toward drilling in Kansas rather than in Tennessee, therefore removing drilling and development locations in Tennessee. The decrease in 2005 from 2004 levels was due mainly to depletion levels on the Kansas properties in 2004 decreasing in 2005 due to the sale of the Kansas gas field effective February 1, 2005.

The Company's general and administrative costs of $1,293,109 in 2006 remained generally consistent with 2005 levels of $1;322,616 and 2004 levels of $1,177,183. The 2006 and 2005 costs included non-cash charges related to stock options of $159,160 and $103,400 respectively.

Interest expense for 2006 decreased significantly over 2005 and 2004 levels. The substantial decrease is the result of the payoff in 2004 of the Company's loans from Bank One, N.A. and Dolphin Offshore Partners, L.P. and the conversion in 2004 and 2005 of all the Company's preferred stock, which was subject to mandatory redemption, into either interests in a drilling program, common stock or cash payoffs. As of December 31, 2006 the Company's only debt financing are vehicle loans totaling $195,801 and the CitiBank loan of $2,600,000.

The Company's public relations costs remained stable at $26,037 for 2006, compared to $30,020 for 2005 and $35,347 for 2004 as the Company continued to apply cost saving methods in the preparation of its annual report and in publishing of press releases.

Professional fees in 2006 were $173,932 compared to $263,800 in 2005 and $779,180 in 2004. These fees were greatly reduced in 2005 due to the elimination of outside counsels' legal fees following a settlement of Company litigation in 2004. The remaining professional fees in 2006 relate primarily to audit and engineering services.

During 2004, the Company recorded a gain from extinguishment of debt in the amount of $336,820 from the Bank One litigation settlement and a gain on disposal of preferred stock of $458,310. The Company also recorded a loss on sale of a drilling rig during 2004 of $107,744. The Company recorded a gain on disposal of Preferred Stock of $655,746 in 2005.

Liquidity and Capital Resources

Management believes that the Company's foundation for future growth began to solidify in 2004. In 2004, all material litigation involving the Company was resolved, eliminating the substantial ongoing costs and expenses of such litigation. Capital restructuring began in February 2004, when the Company's rights offering to its then-shareholders successfully raised sufficient capital to pay in full all pre-existing secured debt in the amount of $3.8 million, most of which had been obtained at relatively high interest rates. Also in early 2004 certain unsecured convertible notes entered into in 1998 in the principal amount of $1.5 million were fully paid, and still other convertible notes entered into in 2002 in the original principal amount of $650,000 were paid in full in March 2004.

In December, 2004 the Company completed an exchange offer to the thirteen holders of all of the Company's Series A 8% Cumulative Convertible Preferred Stock ("Series A Shares") in the face value of $2,867,900. Seven of the thirteen holders elected the cash exchange option, and the face value of $1,085,000 of Series A Shares was exchanged for a cash payment of $723,369.

The Company obtained funds for the exchange from cash on hand and the proceeds of a loan from Dolphin Offshore Partners, L.P. ("Dolphin") the Company's largest shareholder. Peter E. Salas, the Chairman of the Company's Board of Directors is the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin. The loan from Dolphin was in the form of a secured note in principal amount of $550,000 bearing 12% interest per annum. Five of the thirteen Series A shareholders selected a drilling program exchange option and on December 31, 2004 the face value of $1,582,900 of Series A Shares plus dividend value of $31,658 was exchanged for 6.5 of the eight units in an eight well drilling program on the Company's Kansas Properties (the "Eight Well Program"). In December 2005 the last remaining Series A preferred shareholder exchanged his preferred stock for cash on essentially identical terms as received by the other Series A owners who had exchanged their shares for cash.

In early 2005, the Company elected to sell its gas producing properties in Rush County, Kansas for $2.4 million and to utilize all the net proceeds of the sale to pay down the $2.5 million debt to Dolphin incurred by the Company to fund the settlement of the litigation with the Company's former primary lender, Bank One N.A., in May, 2004. This had the effect of reducing the principal balance of the note evidencing that loan from $2.5 million to $150,000, correspondingly reducing the high interest payments on that note and reducing the total secured debt owed by the Company to Dolphin to approximately $700,000 represented by a promissory note dated May 19, 2005, in the principal amount of $700,000 to Dolphin (the "$700,000 Note").

In August 2005, all of the holders of the Company's Series B 8% and C 6% Cumulative Convertible Preferred Stock (the "Series B and Series C Shares") in the total aggregate value of $5,113,045.39 consisting of face value, dividends, and interest exchanged their Series B and C shares for cash or for the Company's common stock. The cash option exchange provided for a cash payment equal to 66.67% of the face value together with any unpaid accrued dividends. Holders of approximately 53.2% of the face value of outstanding Series B and C Shares selected this option, exchanging preferred shares having an aggregate value of $2,721,140.39 for cash payments totaling $1,814,184.30. The Company obtained the funds for this exchange primarily from proceeds of a loan of $1,814,000 from Dolphin evidenced by a secured promissory note bearing 12% interest (the "$1,814,000 Note").

The second option offered to the holders of the Series B and C Shares was to exchange their Series B and C Shares for four shares of the Company's common stock for each dollar of the face value and unpaid accrued dividends and interest on their Series B and C Shares. The holders of the remaining aggregate value of $2,391,905 or 46.8% of the Series B and C shares including Dolphin selected this option. As a result, a total of 9,567,620 shares of the Company's common stock were issued to holders of Series B and C Shares. Of this total number, 4,595,040 shares of unregistered common stock were issued to Dolphin in exchange for the $1,148,760 in aggregate value of the Series B shares held by Dolphin. As a result of this exchange, as of August 22, 2005 the Company no longer had any preferred stockholders and no further obligations under the Series B and C shares.

On October 5, 2005 the Company and Hoactzin Partners, L.P. ("Hoactzin") signed an agreement whereby Hoactzin surrendered the $700,000 and $1,814,000 Notes and exchanged the Company's obligation to repay this principal amount of $2.514 million for a 94.275% working interest in a new twelve well drilling program (the "Twelve Well Program") on the Company's properties in Kansas. The Company retained the 5.725% working interest in the Twelve Well Program not owned by Hoactzin. The principal of the Notes exchanged by Hoactzin represented the funds paid by the Company for the previous exchanges for cash of the Company's Series A, B, and C preferred stock. The controlling person of Hoactzin is Peter E. Salas, the Chairman of the Company's Board of Directors and the controlling person of Dolphin. Under the terms of the Twelve Well Program, the Company retained an option expiring March 31, 2006 to repurchase from Hoactzin the obligations to drill the final six wells of the Twelve Well Program for one half of the principal of notes exchanged by Hoactzin, plus interest on that amount at 6% per annum until the date of any repurchase, plus a 1/16 overriding royalty to Hoactzin on all wells drilled in the Twelve Well Program. Payout and management fee calculations would also be adjusted to reflect any reduction to a six well program.

On June 29, 2006 the Company closed a $50,000,000 revolving senior credit facility between the Company and Citibank Texas, N.A. in its own capacity and also as agent for other banks. Under the facility, loans and letters of credit will be available to the Company on a revolving basis in an amount outstanding not to exceed the lesser of $50,000,000 or the borrowing base in effect from time to time. The Company's initial borrowing base was set at $2,600,000. The initial loan under the facility with Citibank closed on June 29, 2006 in the principal amount of $2.6 million, bearing interest at a floating rate equal to LIBOR plus 2.5%, resulting in a current rate of interest of approximately 8.2%. Interest only is payable during the term of the loan and the principal balance of the loan is due thirty-six months from closing. The facility is secured by a lien on substantially all of the Company's producing and non-producing oil and gas properties and pipeline assets.

On June 29, 2006 the Company used $1.393 million of the proceeds of the $2.6 million loan to exercise the Company's option to repurchase from Hoactzin Partners, L.P., the Company's obligation to drill for Hoactzin the final six wells of the Company's Twelve Well Program. If the Company had not exercised its repurchase option, Hoactzin would have received a 94% working interest in the final six wells of the Twelve Well Program until payout as established under the terms of the Twelve Well Program program. However, as a result of the terms of the repurchase option, Hoactzin will receive only a 6.25% overriding royalty in the next six Company wells to be drilled, plus an additional 6.25% overriding royalty in the six Program Wells that have previously been drilled. As a further result of the repurchase, the Twelve Well Program was converted into a six well program, and because six wells had been drilled by the Company as of June 30, 2006 the drilling obligation in this program were satisfied upon exercise of the repurchase option. Consequently, as of June 30, 2006, all well-drilling obligations of the Company owed to participants have been satisfied as to both the Eight Well Program (offered to the former Series A preferred stockholders) and the Twelve Well Program (offered to Hoactzin and converted to a 6-well program upon the Company's repurchase of the obligation to drill the last six wells as described above).

As of December 31, 2006 all of the obligations of the Company to drill wells under the Eight Well Program and Twelve (now Six) Well program have been satisfied. Under the terms of those programs, upon payment to the participants of 80% of the value invested in the program from proceeds from production, the participants will pay the Company a management fee of 85% of their proceeds. As to the Eight Well Program, that point is expected to be reached in early 2007 resulting in an increase in revenues from these wells to the Company of approximately $50,000 per month at current volumes and prices. As to the Twelve (now 6) Well Program, that point is expected to be reached some time in 2008 or 2009 depending upon prices and production levels experienced from the wells in that Program.

As of June 30, 2006 the Company had completed a total reworking of its balance sheets that has been occurring since February 2004. The Company has resolved all major litigation and eliminated the accompanying legal fees. The Company's successful rights offering in February 2004 raised capital to pay off substantial debt. The Company also sold its small block of gas properties in Kansas obtaining a dollar benefit of high gas prices reflected in the $2.4 million sales price while simultaneously eliminating the high operating expenses of those properties. The Company used proceeds of the gas property sale to further pay down debt. The Company has also met its obligations to all of its preferred stockholders by exchanging their preferred stock either for cash, stock, or drilling program interests, and has accordingly cancelled all of the Series A, B, and C preferred stock. The Company has completed all of its well-drilling obligations to the drilling program participants out of its own cash flow from operations and without additional borrowing for drilling. The Company continues to successfully rework existing wells, to drill new oil wells in Kansas and is acquiring additional lease acreage to increase production and to grow its reserves through the drill bit. All the while the Company has benefited from the currently high commodity prices for oil and gas and has used higher prices and increasing production volumes to conservatively fuel the reworking of the balance sheets and to prepare the Company for those times in the future when commodity prices may not be as favorable--which is a part of the business cycle that is well known and almost universally expected to some degree as an element of the oil and gas industry.

Net cash provided by operating activities for 2006 was $4,353,966 compared to net cash provided by operating activities of $2,113,763 in 2005. The Company's net income in 2006 increased to $2,141,364 from $1,088,028 in 2005. The impact on cash provided by operating activities was due to the net income for 2006 and was increased by non-cash depletion, depreciation, and amortization of $1,863,930 and by non-cash compensation and services paid by insurance of equity instruments of $159,160. Cash flow provided in working capital items in 2006 was $122,152 compared to cash used in working capital items of $209,601 in 2005. This resulted in 2006 from decreases from 2005 in accounts receivable of $434,565 offset by a decrease in other accrued liabilities of $251,327.

Net cash provided by operating activities for 2005 was $2,113,763 compared to net cash used in operating activities of ($370,137) in 2004. The Company recorded net income in 2005 of $1,088,028 from a net loss of ($1,994,025) in 2004. The increase in the amount of cash provided in operating activities in 2005 was due to the Company's net income for 2005 and was increased by non-cash depletion, depreciation, and amortization of $1,605,043, non-cash compensation and services paid by insurance of equity instruments of $103,400 and accretion of liabilities of $242,008. Cash flow used in working capital items in 2005 was $209,601 compared to cash used in working capital items of $913,831 in 2004. This resulted in 2005 from an increase in accounts receivable of $447,653, and an increase in inventory of $154,586 offset by an increase in accounts payable of $277,458.

Net cash used in investing activities amounted to $4,413,185 for 2006 compared to net cash provided by investment activities in the amount of $2,166,854 for 2005. The increase in net cash used in investing activities during 2006 was primarily attributable to an increase in oil and gas properties of $5,239,862 offset by a decreased drilling program portion of additional drilling costs of $1,067,400.

Net cash provided by investing activities amounted to $2,166,854 for 2005 compared to net cash used in the amount of $876,854 for 2004. The net cash provided by investing activities during 2005 was primarily attributable to the sale of the Kansas properties of $2,651,770 offset by increase in Kansas oil and gas properties net of the Kansas drilling programs portion of $402,876.

Net cash provided by financing activities increased to $167,915 in 2006 from cash used in financing activities of $4,287,383 in 2005. In 2006 the primary sources of financing included proceeds from borrowings of $2,732,145 compared to $155,075 in 2005. The primary use of cash in financing activities in 2006 was to repay the drilling program liability of $2,324,400.

Net cash used in financing activities amounted to $4,287,383 in 2005 from net cash provided by financing activities of $1,202,060 in 2004. In 2005 the primary use of funds was repayment of borrowers of $3,182,636, repayment of redeemable liabilities of $4,241,874, repayment of drilling programs of $1,945,203 offset by proceeds from issuance of common stock of $2,391,905 and a new drilling program of $2,514,000 and proceeds from borrowing of $155,073.

Critical Accounting Policies

The Company prepares its Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, which requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. The Company considers the following policies to be the most critical in understanding the judgments that are involved in preparing the Company's financial statements and the uncertainties that could impact the Company's results of operations, financial condition and cash flows:

Revenue Recognition

The Company recognizes revenues based on actual volumes of oil and gas sold and delivered to its customers. Natural gas meters are placed at the customers' location and usage is billed each month. Crude oil is stored and at the time of delivery to the customers, revenues are recognized.

Full Cost Method of Accounting

The Company follows the full cost method of accounting for oil and gas property acquisition, exploration and development activities. Under this method, all productive and non-productive costs incurred in connection with the acquisition of, exploration for and development of oil and gas reserves for each cost center are capitalized. Capitalized costs include lease acquisitions, geological and geophysical work, day rate rentals and the costs of drilling, completing and equipping oil and gas wells. Costs, however, associated with production and general corporate activities are expensed in the period incurred. Interest costs related to unproved properties and properties under development are also capitalized to oil and gas properties. Gains or losses are recognized only upon sales or dispositions of significant amounts of oil and gas reserves representing an entire cost center. Proceeds from all other sales or dispositions are treated as reductions to capitalized costs. The capitalized oil and gas property, less accumulated depreciation, depletion and amortization and related deferred income taxes, if any, are generally limited to an amount (the ceiling limitation) equal to the sum of: (a) the present value of estimated future net revenues computed by applying current prices in effect as of the balance sheet date (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing the reserves using a discount factor of 10% and assuming continuation of existing economic conditions; and (b) the cost of investments in unevaluated properties excluded from the costs being amortized. No ceiling write-downs were recorded in 2006, 2005 or 2004.

Oil and Gas Reserves/Depletion Depreciation and Amortization of Oil and Gas Properties

The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated costs of plugging and abandonment, net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred.

The Company's proved oil and gas reserves as of December 31, 2006 were determined by LaRoche Petroleum Consultants, Ltd. Projecting the effects of commodity prices on production, and timing of development expenditures includes many factors beyond the Company's control.

The future estimates of net cash flows from the Company's proved reserves and their present value are based upon various assumptions about future production levels, prices, and costs that may prove to be incorrect over time. Any significant variance from assumptions could result in the actual future net cash flows being materially different from the estimates.

Asset Retirement Obligations

The Company is required to record the effects of contractual or other legal obligations on well abandonments for capping and plugging wells. Management periodically reviews the estimate of the timing of the wells' closure as well as the estimated closing costs, discounted at the credit adjusted risk free rate of 12%. Quarterly, management accretes the 12% discount into the liability and makes other adjustments to the liability for well retirements incurred during the period.

Recent Accounting Pronouncements

In December 2004, the FASB published Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), (SFAS 123(R)) "Share Based Payment". SFAS 123(R) established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123(R) eliminated the ability to account for share-based compensation transactions using APB Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", and generally required that such transactions be accounted for using a fair-value-based method. This statement is effective for fiscal years beginning after June 15, 2005. SFAS 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date and as a consequence future employee stock option grants and other stock based compensation plans will be recorded as expense over the vesting period of the award based on their fair values at the date the stock based compensation is granted. The cumulative effect of initially applying SFAS 123(R) is to be recognized as of the required effective date using a modified prospective method. Under the modified prospective method the Company recognized stock-based compensation expense from July 1, 2005 as if the fair value based accounting method had been used to account for all outstanding unvested employee awards granted, modified or settled in prior years. The Company adopted SFAS 123(R) in 2005 and recognized $84,030 in compensation expense for options granted in 2005 and $128,197 in 2006. The Company will recognize $141,524 in 2007 and 2008 in compensation expense relating to those options granted in 2005. The ultimate impact on future years results of operation and financial position will depend upon the level of stock based compensation granted in future years.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return, including issues relating to financial statement recognition and measurement. FIN 48 provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is "more-likely-than-not" to be sustained if the position were to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the "more-likely-than-not" threshold, the largest amount of tax benefit that is more than 50 percent likely to be recognized upon ultimate settlement with the taxing authority, is recorded. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Consistent with the requirements of FIN 48, we adopted FIN 48 on January 1, 2007. We are currently evaluating the impact of adopting FIN 48 and do not expect the interpretation will have a material impact on our results of operations or financial position.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations at December 31, 2006:

	Payments Due By Period				
Contractual Obligations	Total	Less than 1year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations[11]	$2,795,801	$65,267	$2,730,534	$-0-	$-0-
Capital Lease Obligations	$-0-	$-0-	$-0-	$-0-	$-0-
Operating Lease Obligations[12]	$95,019	$63,346	$31,673	$-0-	$-0-
Purchase Obligations	$-0-	$-0-	$-0-	$-0-	$-0-
Other Long-Term Liabilities	$-0-	$-0-	$-0-	$-0-	$-0-
Total	$2,890,820	$128,613	$2,762,207	$-0-	$-0-

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Commodity Risk

The Company's major market risk exposure is in the pricing applicable to its oil and gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot prices applicable to natural gas production. Historically, prices received for oil and gas production have been volatile and unpredictable and price volatility is expected to continue. Monthly oil price realizations ranged from a low of $51.74 per barrel to a high of $68.82 per barrel during 2006. Gas price realizations ranged from a monthly low of $4.20 per Mcf to a monthly high of $11.55 per Mcf during the same period. The Company did not enter into any hedging agreements in 2006 to limit exposure to oil and gas price fluctuations.

---

[11] See, Note 7 to Consolidated Financial Statements in Item 8 of this Report.

[12] See, Note 8 to Consolidated Financial Statements in Item 8 of this Report.

Interest Rate Risk

At December 31, 2006, the Company had debt outstanding of approximately $2,795,801 including, as of that date, $2,600,000 owed on its credit facility with Citibank Texas, N. A. The interest rate on the Citibank credit facility is variable at a rate equal to LIBOR plus 2.5%. The Company's remaining debt of $195,801 has fixed interest rates ranging from 5.5% to 8.25%. As a result, the Company's annual interest costs in 2006 fluctuated based on short-term interest rates on approximately 93% of its total debt outstanding at December 31, 2006. The impact on interest expense and the Company's cash flows of a 10 percent increase in the interest rate on the Citibank Credit facility would be approximately $21,128, assuming borrowed amounts under the Citibank credit facility remained at the same amount owed as of December 31, 2006. The Company did not have any open derivative contracts relating to interest rates at December 31, 2006.

Forward-Looking Statements And Risk

Certain statements in this report, including statements of the future plans, objectives, and expected performance of the Company, are forward-looking statements that are dependent upon certain events, risks and uncertainties that may be outside the Company's control, and which could cause actual results to differ materially from those anticipated. Some of these include, but are not limited to, the market prices of oil and gas, economic and competitive conditions, inflation rates, legislative and regulatory changes, financial market conditions, political and economic uncertainties of foreign governments, future business decisions, and other uncertainties, all of which are difficult to predict.

There are numerous uncertainties inherent in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from estimates. The drilling of exploratory wells can involve significant risks, including those related to timing, success rates and cost overruns. Lease and rig availability, complex geology and other factors can also affect these risks. Additionally, fluctuations in oil and gas prices, or a prolonged period of low prices, may substantially adversely affect the Company's financial position, results of operations and cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data commence on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On May 31, 2005, the Company engaged Rodefer Moss & Co, PLLC ("Rodefer Moss") of Knoxville, Tennessee to serve as its independent registered public accounting firm and dismissed BDO Seidman LLP ("BDO"). The change in independent registered public accounting firms was approved by the Audit Committee of the Company's Board of Directors and reported on a Current Report on Form 8-K, dated June 6, 2005. BDO audited the Company's financial statements for the year ended December 31, 2004 and for several prior years, and Rodefer Moss audited the financial statements for the year ended December 31, 2005 as well as the current fiscal year ended December 31, 2006.

The Company provided its former accountants, BDO Seidman, LLP with a copy of the 8-K Report referred to above and requested that BDO furnish it with a letter addressed to the SEC stating whether or not it agreed with the statements set forth in that Report regarding BDO. BDO provided the Company with a copy of the letter it sent to the SEC stating that it had reviewed the disclosure provided in the 8-K Report and it agreed with the statements in that Report regarding BDO Seidman, LLP.

Prior to engaging Rodefer Moss as its new independent auditors, the Company did not consult with Rodefer Moss regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered by Rodefer Moss on the Company's financial statements; or (iii) any other matter that was the subject of a disagreement between the Company and its former auditors as described in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as that term is defined in Item 304(a)(1)(v).

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Principal Financial Officer, and other members of management team have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on such evaluation, the Company's Chief Executive Officer and Principal Financial Officer have concluded that the Company's disclosure controls and procedures, as of the end of the period covered by this Report, were adequate and effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

The effectiveness of a system of disclosure controls and procedures is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of internal controls, and fraud. Due to such inherent limitations, there can be no assurance that any system of disclosure controls and procedures will be successful in preventing all errors or fraud, or in making all material information known in a timely manner to the appropriate levels of management.

Changes in Internal Controls

There have been no changes to the Company's system of internal control over financial reporting during the quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's system of controls over financial reporting.

As part of a continuing effort to improve the Company's business processes management is evaluating its internal controls and may update certain controls to accommodate any modifications to its business processes or accounting procedures.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III of this Report is incorporated by reference from the Company's definitive proxy statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2007 Annual Meeting of Stockholders (the "Proxy Statement").

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item with respect to the Company's directors is incorporated by reference to the information in the section entitled "Proposal No. 1: Election of Directors" in the Proxy Statement.

The information required by this Item with respect to corporate governance regarding the Nominating Committee and Audit Committee of the Board of Directors is incorporated by reference from the section entitled "Board of Directors - Committees" in the Proxy Statement.

The information required by this Item with respect to disclosure of any known late filing or failure by an insider to file a report required by Section 16 of the Exchange Act is incorporated by reference to the information in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

The information required by this Item with respect to the identification and background of the Company's executive officers and the Company's code of ethics is set forth in Item 1 of this Report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from the information in the sections entitled "Executive Compensation", "Compensation/Stock Option Committee Interlocking and Insider Participation" and "Compensation Committee Report" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as set forth below, the information required by this Item regarding security ownership of certain beneficial owners and directors and officers is incorporated by reference from the sections entitled "Voting Securities and Principal Holders" and "Beneficial Ownership of Directors and Officers" in the Proxy Statement.

Equity Compensation Plan Information

The following table sets forth information regarding the Company's equity compensation plans as of December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding, options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,596,000	$0.31	13,368
Equity compensation plans not approved by security holders[13]	0	n/a	0
Total	2,596,000	$0.31	13,638

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item as to transactions between the Company and related persons is incorporated by reference from the section entitled "Certain Transactions" in the Proxy Statement.

The information required by this Item as to the independence of the Company's directors and members of the committees of the Company's Board of Directors is incorporated by reference from the section entitled "Board of Directors" and the subsections thereunder entitled "Director Independence" and "Committees" set forth in "Proposal No. 1: Election of Directors" in the Proxy Statement.

---

[13] Refers to Tengasco, Inc. Stock Incentive Plan (the "Plan") which was adopted to provide an incentive to key employees, officers, directors and consultants of the Company and its present and future subsidiary corporations, and to offer an additional inducement in obtaining the services of such individuals. The Plan provides for the grant to employees of the Company of "Incentive Stock Options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, Nonqualified Stock Options to outside Directors and consultants to the Company and stock appreciation rights. The plan was approved by the Company's shareholders on June 26, 2001. Initially, the Plan provided for the issuance of a maximum of 1,000,000 shares of the Company's $.001 par value common stock. Thereafter, the Company's Board of Directors adopted and the shareholders approved an amendment to the Plan to increase the aggregate number of shares that may be issued under the Plan from 1,000,000 shares to 3,500,000 shares.

ITEM 14. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The information required by this Item is incorporated by reference from the information in the section entitled "Proposal No. 2: Ratification of Selection of Rodefer Moss & Co, PLLC as Independent Auditors" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A. The following documents are filed as part of this Report:

1. Financial Statements:

   Consolidated Balance Sheets
   Consolidated Statements of Loss
   Consolidated Statements of Stockholders' Equity
   Consolidated Statements of Cash Flows
   Notes to Consolidated Financial Statements

2. Financial Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is included in the Consolidated Financial Statements or notes thereto.

3. Exhibits.

The following exhibits are filed with, or incorporated by reference into this Report:

Exhibit Index

Exhibit Number	Description
3.1	Charter (Incorporated by reference to Exhibit 3.7 to the registrant's registration statement on Form 10-SB filed August 7, 1997 (the "Form 10-SB")).
3.2	Articles of Merger and Plan of Merger (taking into account the formation of the Tennessee wholly-owned subsidiary for the purpose of changing the Company's domicile and effecting reverse split) (Incorporated by reference to Exhibit 3.8 to the Form 10-SB)
3.3	Articles of Amendment to the Charter dated June 24, 1998 (Incorporated by reference to Exhibit 3.9 to the registrant's annual report on Form 10-KSB filed April 15, 1999 (the "1998 Form 10-KSB"))
3.4	Articles of Amendment to the Charter dated October 30, 1998 (Incorporated by reference to Exhibit 3.10 to the 1998 Form 10-KSB)
3.5	Articles of Amendment to the Charter filed March 17, 2000 (Incorporated by reference to Exhibit 3.11 to the registrant's annual report on Form 10-KSB filed April 14, 2000 (the "1999 Form 10-KSB"))
3.6	By-laws (Incorporated by reference to Exhibit 3.2 to the Form 10-SB)
3.7	Amendment and Restated By-laws dated May 19, 2005 (Incorporated by reference to the registrant's annual report on Form 10-K for the year ended December 31, 2005)
4.1	Form of Rights Certificate Incorporated by reference to registrant's statement on Form S-1 filed February 13, 2004 Registration File No. 333-109784 (the "Form S-1")
10.1	Natural Gas Sales Agreement dated November 18, 1999 between Tengasco, Inc. and Eastman Chemical Company (Incorporated by reference to Exhibit 10.10 to the registrant's current report on Form 8-K filed November 23, 1999)
10.2	Amendment Agreement between Eastman Chemical Company and Tengasco, Inc. dated March 27, 2000 (Incorporated by reference to Exhibit 10.14 to the registrant's 1999 Form 10-KSB)
10.3	Natural Gas Sales Agreement between Tengasco, Inc. and BAE SYSTEMS Ordnance Systems Inc. dated March 30, 2001 (Incorporated by reference to Exhibit 10.20 to the 2000 Form 10-KSB)
10.4	Tengasco, Inc. Incentive Stock Plan (Incorporated by reference to Exhibit 4.1 to the registrant's registration statement on Form S-8 filed October 26, 2000)
10.5	Promissory Note made by Tengasco, Inc. and Tengasco Pipeline Corporation to Dolphin Offshore Partners, LP dated May 18, 2004 in the principal amount of $2,500,000 (Incorporated by reference to Exhibit 10.47 to the registrant's quarterly report on Form 10-Q filed May 20, 2004)
10.6	Promissory Note made by Tengasco, Inc. and Tengasco Pipeline Corporation to Dolphin Offshore Partners, LP dated December 30, 2004 in the principal amount of $550,000 (Incorporated by reference from to Exhibit 10.19 to the registrant's Annual Report on Form 10-K filed March 31, 2005)
10.7	Asset Purchase Agreement dated March 4, 2005 between Tengasco, Inc. and Bear Petroleum, Inc. (Incorporated by reference to Exhibit 10.1 the registrant's current report on Form 8-K dated March 9, 2005 (the "March 9, 2005 Form 8-K")
10.8	Assignment and Bill of Sale between Tengasco, Inc. and Bear Petroleum, Inc. (Incorporated by reference to Exhibit 10.2 to the March 9, 2005 Form 8-K)
10.9	Amended and Restated Promissory Note made by Tengasco, Inc. and Tengasco Pipeline Corporation to Dolphin Offshore Partners, LP dated May 19, 2005 in the principal amount of $700,000 ((Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K dated May 23, 2005)
10.10	Promissory Note made by Tengasco, Inc. and Tengasco Pipeline Corporation to Dolphin Offshore Partners, LP dated August 22, 2005 in the principal amount of

	$1,814,000 (Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K dated August 22, 2005 (the "August 22, 2005 8-K"))
10.11	Amended and Restated Promissory Note made by Tengasco, Inc. and Tengasco Pipeline Corporation dated August 18, 2005 in the principal amount of $700,000 (Incorporated by reference to Exhibit 10.2 to the August 22, 2005 8-K.)
10.12	Subscription Agreement of Hoactzin Partners, L.P. for a 94.275% working interest in the Company's twelve well drilling program on its Kansas Properties. (Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K dated October 5, 2005)
10.13	Loan and Security Agreement dated as of June 29, 2006 between Tengasco, Inc. and Citibank Texas, N.A. (Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K dated June 29, 2006)
14	Code of Ethics (Incorporated by reference to Exhibit 14 to the registrant's annual report on Form 10-K filed March 30, 2004)
16.1	Letter from BDO Seidman LLP ("BDO") to the Securities and Exchange Commission dated June 3, 2005 agreeing to statements made as to BDO in current report on Form 8-K as to registrant's change of independent auditors. (Incorporated by reference to Exhibit 16.1to registrant's current report on Form 8-K dated June 6, 2005.)
21	List of subsidiaries (Incorporated by reference to Exhibit 21 to the registrant's annual report on Form 10-K filed March 31, 2003 (the "2002 Form 10-KSB"))
23.1*	Consent of LaRoche Petroleum Consultants, Ltd.
23.2*	Consent of BDO Seidman LLP
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Exhibit filed with this Report

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 27, 2007

TENGASCO, INC.
(Registrant)

By: s/Jeffrey R. Bailey
Jeffrey R. Bailey,
Chief Executive Officer

By: s/Mark A. Ruth
Mark A. Ruth,
Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in their capacities and on the dates indicated.

Signature	Title	Date
s/Clarke H. Bailey Clarke H. Bailey	Director	March 19, 2007
s/Jeffrey R. Bailey Jeffrey R. Bailey	Director; Chief Executive Officer	March 27, 2007
s/John A. Clendening John A. Clendening	Director	March 11, 2007
s/Carlos P. Salas Carlos P. Salas	Director	March 26, 2007
s/Peter E. Salas Peter E. Salas	Director	March 13, 2007
s/Mark A. Ruth Mark A. Ruth	Principal and Financial Accounting Officer	March 27, 2007

Tengasco, Inc.
and Subsidiaries

Consolidated Financial Statements
Years Ended December 31, 2006, 2005 and 2004



RODEFER MOSS
rodefer moss & co, pllc

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS ADVISORS
TECHNOLOGY CONSULTANTS

1729 Midpark Road
Suite C-200
Knoxville, TN 37921

865·583·0091 phone
865·583·0560 fax

www.rodefermoss.com

Board of Directors Tengasco, Inc. and Subsidiaries
Knoxville, Tennessee

We have audited the accompanying consolidated balance sheets of Tengasco, Inc. and Subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tengasco, Inc. and Subsidiaries as of December 31, 2006 and 2005 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
Knoxville, Tennessee
March 27, 2007

GREENEVILLE · KNOXVILLE · NASHVILLE · TRI-CITIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors Tengasco, Inc. and Subsidiaries
Knoxville, Tennessee

We have audited the accompanying consolidated balance sheets of Tengasco, Inc. and Subsidiaries as of December 31, 2004, and the related consolidated statements of loss, stockholders' equity and comprehensive loss and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tengasco, Inc. and Subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and, at December 31, 2004, has an accumulated deficit of $33,385,524 and a working capital deficit of $6,753,721. The working capital deficiency has resulted in the Company's inability to pay cumulative dividends and mandatory redemption requirements on the Company's shares subject to mandatory redemption. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Notes 9 & 10 to the consolidated financial statements, the Company implemented the provisions of Statement of Financial Accounting Series No. 143, "Asset Retirement Obligations" on January 1, 2003 and the provisions of Statement of Financial Accounting Series No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" on July 1, 2003.

/s/ BDO Seidman, LLP

Atlanta, Georgia
March 21, 2005

Tengasco, Inc. and Subsidiaries
Consolidated Balance Sheets

December 31,	2006	2005
Assets		
Current		
Cash and cash equivalents	$ **369,665**	$ 260,969
Accounts receivable	**719,840**	1,154,405
Participant receivables	**13,008**	9,777
Inventory	**550,522**	496,331
Other current assets	**11,056**	6,056
Total current assets	**1,664,091**	1,927,538
Restricted cash	**120,500**	
Loan fees	**237,738**	
Oil and gas properties, net (on the basis of full cost accounting)	**12,703,629**	9,675,877
Pipeline facilities, net of accumulated depreciation of $2,879,099 and $2,335,099	**13,460,667**	13,994,453
Other property and equipment, net	**267,713**	310,748
	$ **28,454,338**	$ 25,908,616

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Balance Sheets

December 31,	2006	2005
Liabilities and Stockholders' Equity		
Current liabilities		
Current maturities of long-term debt	$ 65,267	$ 58,867
Accounts payable	687,475	597,278
Accrued interest payable	8,432	-
Other accrued liabilities	30,410	281,737
Drilling program	-	2,324,400
Total current liabilities	791,584	3,262,282
Asset retirement obligations	512,015	566,968
Long term debt, less current maturities	2,730,534	117,912
Total liabilities	4,034,133	3,947,162
Stockholders' equity		
Common stock, $.001 par value; authorized 100,000,000 shares; 59,003,284 and 58,604,678 shares issued and outstanding	59,004	58,605
Additional paid-in capital	54,517,333	54,200,345
Accumulated deficit	(30,156,132)	(32,297,496)
Total Stockholders' equity	24,420,205	21,961,454
	$ 28,454,338	$ 25,908,616

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Statements of Operations

Years ended December 31,	**2006**	2005	2004
Revenues and other income			
Oil and gas revenues	**$ 8,896,036**	$ 7,076,790	$ 6,013,374
Pipeline transportation revenues	**87,822**	94,911	92,599
Interest Income	**17,823**	1,175	3,501
Total revenues and other income	**9,001,681**	7,172,876	6,109,474
Costs and expenses			
Production costs and taxes	**3,287,233**	3,046,460	3,364,429
Depreciation, depletion and amortization	**1,911,416**	1,605,043	2,067,566
General and administrative	**1,293,109**	1,322,616	1,177,183
Interest expense	**168,590**	472,655	1,367,180
Public relations	**26,037**	30,020	35,347
Professional fees	**173,932**	263,800	779,180
Loss on sale of equipment, net	**-**	-	107,744
Total costs and expenses	**6,860,317**	6,740,594	8,898,629
Net Operating Income/Loss	**2,141,364**	432,282	(2,789,155)
Gain from extinguishment of debt	**-**	-	336,820
Gain on Preferred Stock	**-**	655,746	458,310
Net Income/Loss	**$ 2,141,364**	$ 1,088,028	$ (1,994,025)
Net Income/Loss per share			
Basic and diluted:			
Operations	**$ 0.04**	$ 0.02	$ (0.05)
Total	**$ 0.04**	$ 0.02	$ (0.05)
Shares used in computing earnings per share			
Basic	**58,851,883**	52,019,051	40,855,972
Diluted	**60,364,797**	52,659,051	40,855,972

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Statements of Stockholder's Equity

	Common Stock				*Accumulated Other*	
	Shares	*Amount*	*Paid-In Capital*	*Accumulated Deficit*	*Comprehensive Income (Loss)*	*Total*
Balance, December 31, 2003	12,235,828	12,251	42,721,119	(31,391,499)	(90,000)	11,251,871
Net Loss	—	—	—	(1,994,025)		(1,994,025)
Common stock issued for exercised options	142,000	142	70,858			71,000
Common stock issued in Rights Offering	36,300,000	36,285	8,812,056			8,848,341
Common stock issued for services	250,000	250	82,250			82,500
Transfer of investment	—	—	—		90,000	90,000
Balance, December 31, 2004	48,927,828	48,928	51,686,283	(33,385,524)	—	18,349,687
Net Income	—	—	—	1,088,028	—	1,088,028
Common Stock issued for exercised options	100,000	100	26,900	—	—	27,000
Options Expense	—	—	84,030	—	—	84,030
Lawsuit Settlement	4,000	4	19,366	—	—	19,370
Conversion of Stock	9,567,620	9,568	2,381,418	—	—	2,390,986
Common Stock issued for exercise of Warrants	5,230	5	2,348	—	—	2,353
Balance, December 31, 2005	58,604,678	58,605	54,200,345	(32,297,496)	—	21,961,454
Net Income	-	-	-	2,141,364	—	2,141,364
Options & compensation expense	364,500	365	301,674	—	—	302,039
Common stock issued for exercise of warrants	34,106	34	15,314	—	—	15,348
Balance, December 31,2006	59,003,284	59,004	54,517,333	(30,156,132)		24,420,205

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	2006	2005	2004
Operating activities			
Net Income/Loss	**$ 2,141,364**	$ 1,088,028	$ (1,994,025)
Adjustments to reconcile net income to net cash			
Provided by operating activities:			
Depletion, depreciation, and amortization	**1,911,416**	1,605,043	2,067,566
Accretion of redeemable shares	**-**	242,008	752,003
Accretion on Asset Retirement Obligation	**42,340**	45,965	73,368
Gain on extinguishment of Asset Retirement Obligation	**-**	(72,399)	-
(Gain)/loss on sale of vehicles/equipment	**(22,466)**	(15,330)	99,456
Loan fee amortization	**-**	-	107,956
Gain on extinguishment of debt	**-**	-	(336,820)
Gain on exchange of Redeemable Liabilities	**-**	(655,746)	(458,310)
Realized loss on investment	**-**	-	150,000
Gain on sale of pipeline facilities	**-**	(17,605)	-
Compensation and services paid in stock options	**159,160**	103,400	82,500
Changes in assets and liabilities:			
Accounts receivable	**434,565**	(447,653)	(198,374)
Participant receivables	**(3,231)**	63,239	(4,614)
Other current assets	**(5,000)**	61,470	155,477
Inventory	**(54,191)**	(154,586)	(61,052)
Accounts payable	**90,197**	277,458	(756,129)
Accrued interest payable	**8,432**	(25,367)	(208,954)
Other accrued liabilities	**(251,327)**	70,115	193,062
Settlement on Asset Retirement Obligations	**(97,293)**	(54,277)	(33,247)
Net cash provided by (used in) operating activities	**4,353,966**	2,113,763	(370,137)
Investing activities			
Additions to other property & equipment	**(137,924)**	(210,145)	(40,815)
Restricted cash	**(120,500)**	-	-
Decrease to other property & equipment	**27,915**	55,919	296,865
Net additions to oil and gas properties	**(5,239,862)**	(2,348,078)	(1,122,903)
Sale of Kansas gas field	**-**	2,651,770	-
Drilling program portion of additional drilling	**1,067,400**	1,945,202	-
(Increase)/decrease in pipeline facilities	**(10,214)**	72,186	(10,001)
Net cash provided by (used in) investing activities	**(4,413,185)**	2,166,854	(876,854)
Financing activities			
Proceeds from exercise of options/warrants	**158,227**	29,352	71,000
Proceeds from borrowings	**2,732,145**	155,073	3,310,815
Loan fees	**(285,224)**	-	-
Repayments of borrowings	**(112,833)**	(3,182,636)	(9,848,560)
Proceeds from issuance of common stock	**-**	2,391,905	8,848,341
Dividends paid on Redeemable Liabilities	**-**	(8,000)	(456,166)
Repayments of Redeemable Liabilities	**-**	(4,241,874)	(723,370)
New Drilling Program	**-**	2,514,000	-
Decrease in Drilling Program liability	**(2,324,400)**	(1,945,203)	-
Net cash provided by (used in) financing activities	**167,915**	(4,287,383)	1,202,060
Net change in cash and cash equivalents	**108,696**	(6,766)	(44,931)
Cash and cash equivalents, beginning of period	**260,969**	267,735	312,666
Cash and cash equivalents, end of period	**$ 369,665**	$ 260,969	$ 267,735

Cash and cash equivalents, end of year	**$ 369,665**	$ 260,969	$ 267,735
Supplemental disclosure of non-cash investing and financing activities:			
Issuance of common stock on conversion of debt/preferred stock	-	$ 2,391,905	-
Conversion of Series A Preferred Stock into a drilling program	-	-	$ 1,755,603

See accompanying Notes to Consolidated Financial Statements.

(1.) Summary of Significant Accounting Policies

The Company was initially organized in Utah in 1916 for the purpose of mining, reducing and smelting mineral ores, under the name Gold Deposit Mining & Milling Company, later changed to Onasco Companies, Inc. In 1995, the Company changed its name from Onasco Companies, Inc. to Tengasco, Inc., by merging into Tengasco, Inc., a Tennessee corporation, formed by the Company solely for this purpose.

The Company is in the business of exploring for, producing and transporting oil and natural gas in Kansas and Tennessee. The Company leases producing and non-producing properties with a view toward exploration and development. Emphasis is also placed on pipeline and other infrastructure facilities to provide transportation services. The Company utilizes seismic technology to improve the recovery of reserves.

In 1998, the Company acquired from AFG Energy, Inc. ("AFG"), a private company, approximately 32,000 acres of leases in the vicinity of Hays, Kansas (the "Kansas Properties"). Included in that acquisition were 273 wells, including 208 working wells, of which 149 were producing oil wells and 59 were producing gas wells, a related 50-mile pipeline and gathering system, three compressors and 11 vehicles. The Company sold the Kansas gas producing wells, gathering system and compressors effective February 1, 2005. During 2006, the Kansas Properties produced an average of approximately 15,000 barrels of oil per month.

The Company's activities in oil and gas leases in Tennessee are located in Hancock, Claiborne, and Jackson counties. The Company has drilled primarily on a portion of its leases known as the Swan Creek Field in Hancock County focused within what is known as the Knox Formation, one of the geologic formations in that field. During 2006 the Company produced an average of approximately 487 thousand cubic feet of natural gas per day and 802 barrels of oil per month from 21 producing gas wells and 5 producing oil wells in the Swan Creek Field.

The Company's wholly-owned subsidiary, Tengasco Pipeline Corporation ("TPC") owns and operates a 65-mile intrastate pipeline which it constructed to transport natural gas from the Company's Swan Creek Field to customers in Kingsport, Tennessee.

The Company formed a wholly-owned subsidiary on December 27, 2006 named Manufactured Methane Corporation for the purpose of owning and operating treatment and delivery facilities using the latest developments in available treatment technologies for the extraction of methane gas from nonconventional sources for delivery through the nation's existing natural gas pipeline system, including the Company's TPC pipeline system in Tennessee for eventual sale to natural gas customers.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern and assume realization of assets and the satisfaction of liabilities in the normal course of business. Certain prior year amounts have been reclassified to conform with current year presentation.

The consolidated financial statements include the accounts of the Company, Tengasco Pipeline Corporation, Tennessee Land & Mineral Corporation and Manufactured Methane Corporation. All intercompany balances and transactions have been eliminated.

Use of Estimates

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from those estimates.

Revenue Recognition

The Company uses the sales method of accounting for natural gas and oil revenues. Under this method, revenues are recognized based on actual volumes of oil and gas sold to purchasers. Natural gas meters are placed at the customers' locations and usage is billed monthly.

Cash and Cash Equivalents

The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

Investment Securities

Investment securities available for sale are reported at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity, net of the related tax effects. The Company's available for sale securities were transferred as part of a lawsuit settlement in 2004. The Company recognized a realized loss of $150,000 as a result of the transfer.

Inventory

Inventory consists of crude oil in tanks and is carried at market value.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas property acquisition, exploration, and development activities. Under this method, all productive and nonproductive costs incurred in connection with the acquisition of, exploration for and development of oil and gas reserves for each cost center are capitalized. Capitalized costs include lease acquisitions, geological and geophysical work, delay rentals and the costs of drilling, completing, equipping and plugging oil and gas wells. Gains or losses are recognized only upon sales or dispositions of significant amounts of oil and gas reserves representing an entire cost center. Proceeds from all other sales or dispositions are treated as reductions to capitalized costs.

The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated costs of plugging and abandonment, net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. The Company currently has $1,880,811 in unevaluated properties as of December 31, 2006. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred. The Company has determined its reserves based upon reserve reports provided by Ryder Scott Company, Petroleum Consultants in 2004 and 2005, and by LaRoche Petroleum Consultants Ltd. in 2006.

The capitalized oil and gas properties, less accumulated depreciation, depletion and amortization and related deferred income taxes, if any, are generally limited to an amount (the ceiling limitation) equal to the sum of: (a) the present value of estimated future net revenues computed by applying current prices in effect as of the balance sheet date (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing the reserves using a discount factor of 10% and assuming continuation of existing economic conditions; and (b) the cost of investments in unevaluated properties excluded from the costs being amortized. The Company has adopted an SEC accepted method of calculating the full cost ceiling test whereby the liability recognized under Statement of Financial Accounting Standard No. 143 ("SFAS") "Accounting for Asset Retirement Obligation" ("SFAS 143") is netted against property cost and the future abandonment obligations are included in estimated future net cash flows. No ceiling write-downs were recorded in 2006, 2005, or 2004.

Pipeline Facilities

Phase I of the pipeline was completed during 1999. Phase II of the pipeline was completed on March 8, 2001. Both phases of the pipeline were placed into service upon completion of Phase II. The pipeline is being depreciated over its estimated useful life of 30 years beginning at the time it was placed in service.

Other Property and Equipment and Long - Lived Assets

Other property and equipment are carried at cost. The Company provides for depreciation of other property and equipment using the straight-line method over the estimated useful lives of the assets which range from three to seven years. Long-lived assets (other than oil and gas properties) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

When evidence indicates that operations will not produce sufficient cash flows to cover the carrying amount of the related asset, a permanent impairment is recorded to adjust the asset to fair value. At December 31, 2006, management believes that carrying amounts of all of the Company's long-lived assets will be fully recovered over the course of the Company's normal future operations.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued in January 1996. As permitted by SFAS 123, the Company had continued to account for stock compensation to employees by applying the provisions of Accounting Principles Board Opinion No. 25. The Company recorded $128,197 in 2006 and $84,030 in compensation expense in 2005 upon the Company's adoption of SFAS 123 (R) in 2005. The Company did not have any stock based compensation in 2004.

Accounts Receivable

Senior management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Management includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, the Company believes no allowance for doubtful accounts as of December 31, 2006 and 2005 is necessary. However, actual write-offs may occur.

Income Taxes

The Company accounts for income taxes using the "asset and liability method." Accordingly, deferred tax liabilities and assets are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets arise primarily from net operating loss carry-forwards. Management evaluates the likelihood of realization for such assets at year-end providing a valuation allowance for any such amounts not likely to be recovered in future periods. The Company currently has a net operating loss carry forward of $23,200,000.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. At times, such cash in banks is in excess of the FDIC insurance limit.

The Company's primary business activities include oil and gas sales to several customers in the states of Kansas and Tennessee. The related trade receivables subject the Company to a concentration of credit risk within the oil and gas industry.

The Company is presently dependent upon a small number of customers for the sale of gas from the Swan Creek Field, principally Eastman Chemical Company and other industrial customers in the Kingsport area with which the Company may enter into gas sales contracts.

The Company has entered into contracts to supply two manufacturers with natural gas from the Swan Creek Field (Tennessee) through the Company's pipeline. These customers are the Company's primary customers for natural gas sales. Additionally, the Company sells a majority of its crude oil primarily to two customers, one each in Tennessee and Kansas. Although management believes that customers could be replaced in the ordinary course of business, if the present customers were to discontinue business with the Company, it could have a significant adverse effect on the Company's projected results of operations.

In 2006, the Company received 85.7 percent of its revenues from Customer A; 10.1 percent of its revenues from Customer B.

In 2005, the Company received 74.6 percent of its revenues from Customer A; 18.6 percent of its revenues from Customer B.

In 2004, the Company received 59.3 percent of its revenues from Customer A; 18.2 percent of its revenues from Customer B; and 14.4 percent of its revenues from Customer C.

In each of the years 2004 through 2006, the identity of the customers indicated above as either A or B was the same from year to year, although the percentage of revenues varied from year to year for that customer. Customer C in 2004 relates to the gas field in Kansas that was sold in February of 2005.

Income/Loss per Common Share

In accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" ("SFAS 128"), basic income per share is based on 58,851,883 and 52,019,051 weighted average shares outstanding for the year ended December 31, 2006 and December 31, 2005 respectively. Diluted earnings per common share are computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the dilutive potential shares of common stock had been issued. The dilutive effect of outstanding options and warrants is reflected in diluted earnings per share.

The number of dilutive shares outstanding is 1,512,914 for 2006 and 640,000 for 2005. These are related to options and warrants.

Diluted loss per share does not consider approximately 390,278 potential weighted average common shares for 2004 related primarily to common stock options and convertible preferred stock and debt. These shares were not included in the computation of the diluted loss per share amount because the Company was in a net loss position in 2004 and, thus, any potential common shares were anti-dilutive to the loss per share calculation.

Fair Values of Financial Instruments

Fair values of cash and cash equivalents, investments and short-term debt approximate their carrying values due to the short period of time to maturity. Fair values of long-term debt are based on quoted market prices or pricing models using current market rates, which approximate carrying values.

(2.) Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) published Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), (SFAS 123(R)) "Share Based Payment". SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", and generally requires that such transactions be accounted for using a fair-value-based method. This statement is effective for fiscal years beginning after June 15, 2005. SFAS 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date and as a consequence future employee stock option grants and other stock based compensation plans are now recorded as expense over the vesting period of the award based on their fair values at the date the stock based compensation is granted.

The cumulative effect of initially applying SFAS 123(R) was recognized as of the required effective date using a modified prospective method. Under the modified prospective method, the Company has recognized stock-based compensation expense from July 1, 2005 as if the fair value based accounting method had been used to account for all outstanding unvested employee awards granted, modified or settled in prior years. The Company adopted SFAS 123(R) in 2005 and recognized $84,030 in compensation expense for options granted in 2005 and $128,197 in 2006. The Company will recognize $141,524 in 2007 and 2008 in compensation expense relating to these options granted.

The ultimate impact on results of operation and financial position in future years will depend upon the level of stock-based compensation granted.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return, including issues relating to financial statement recognition and measurement. FIN 48 provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is "more-likely-than-not" to be sustained if the position were to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the "more-likely-than-not" threshold, the largest amount of tax benefit that is more than 50 percent likely to be recognized upon ultimate settlement with the taxing authority, is recorded. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Consistent with the requirements of FIN 48, we adopted FIN 48 on January 1, 2007. We are currently evaluating the impact of adopting FIN 48 and do not expect the interpretation will have a material impact on our results of operations or financial position.

(3). Related Party Transactions

On May 18, 2004, Dolphin Offshore Partners L.P. ("Dolphin") loaned the Company $2,500,000 bearing interest at 12% per annum with interest payable monthly beginning June 18, 2004 and principal payable on May 20, 2005, which loan was secured by a first lien on the Company's Tennessee and Kansas producing properties and the Tennessee pipeline. The proceeds of the loan were used to fund in part the settlement of the Bank One litigation. Peter E. Salas, a Director of the Company and the general partner and controlling person of Dolphin, negotiated the terms of the loans directly with management, which terms were approved by management in view of the Company's immediate needs, financial condition and prospective alternatives and under circumstances in which Dolphin was not generally engaged in the business of lending money. These loans were made on terms that management believed were at least as favorable to the Company as it could have obtained through arms-length negotiations with unaffiliated third parties.

On December 30, 2004, Dolphin loaned the Company $550,000 bearing interest at 12% per annum with interest payable monthly and principal payable on May 20, 2005, which loan was secured by lien on the Company's Tennessee and Kansas properties and the Tennessee pipeline. On March 4, 2005, Dolphin was paid $2,350,000 from the proceeds received from the sale of the Company's Kansas gas field to reduce the principal of the promissory note dated May 18, 2004 in the original amount of $2,500,000, to $150,000.

With this payment the combined balances owed on the two outstanding notes to Dolphin at March 31, 2005 became $700,000. On May 19, 2005 these two notes were replaced with a single new note to Dolphin for $700,000 payable on August 20, 2005. By an amended and restated note dated August 18, 2005, the due date of the note was extended on the same terms as the existing note from August 20, 2005 to December 31, 2005.

On August 22, 2005 all holders of the Company's Series B and C Cumulative Convertible Preferred Stock (the "Series B and Series C shares"), having an aggregate value of $5,113,045 consisting of face value, dividends, and interest exchanged all rights under their Series B and C shares for cash or for the Company's common stock. Holders of approximately 53.2% of the face value of outstanding Series B and C shares exchanged their preferred shares having an aggregate value of $2,721,140 for cash payments totaling $1,814,184. The Company borrowed the sum of $1,814,000 from Dolphin to fund this exchange of cash for Series B & C Preferred Stock. The loan from Dolphin was evidenced by a promissory note secured by a lien on the Company's assets and bearing 12% interest per annum payable interest only monthly until the principal amount of the note became due on December 31, 2005. As a result of the exchange, as of August 22, 2005 the Company no longer had any holders of Series B or C preferred stock and no further obligations under any Series B or and C shares.

On October 5, 2005, Hoactzin Partners, L.P. ("Hoactzin") surrendered to the Company the two outstanding promissory notes dated May 19, 2005 and August 22, 2005 made by the Company to Dolphin in the aggregate principal amount of $2,514,000. In exchange for the surrender of these notes, the Company entered into an agreement granting Hoactzin a 94.3% working interest in a 12-well drilling program to be undertaken by the Company on its properties in Kansas. The Company retained the remaining 5.7% working interest in the drilling program. Peter E. Salas is the controlling person of Hoactzin.

On June 29, 2006 the Company used $1.393 million of the proceeds of a $2.6 million loan from Citibank Texas, N.A. to exercise the Company's option to repurchase from Hoactzin the Company's obligation to drill for Hoactzin the final six wells of the Company's 12-well Kansas drilling program. The controlling person of Hoactzin is Dolphin Advisors, LLC, an entity controlled by Peter E. Salas, the Company's Chairman of the Board.

If the Company had not exercised its repurchase option, Hoactzin would have received a 94% working interest in the final six wells of the program until payout as established in the terms of the drilling program. However, as a result of the terms of the repurchase option exercised by the Company, Hoactzin will receive only a 6.25% overriding royalty in the next six Company wells to be drilled, plus an additional 6.25% overriding royalty in the six program wells that have previously been drilled. As a further result of the repurchase, the 12-well program was converted into a 6-well program, and because six wells have already been drilled by the Company as of June 30, 2006 the drilling obligation in this program was satisfied. The participants will continue to receive the agreed upon revenues allocable to their working interest until payouts under the programs occur, at which time the Company will begin to receive a management fee of 85% of those participants' working interest proceeds for the remaining life of the wells.

4. Oil and Gas Properties

The following table sets forth information concerning the Company's oil and gas properties:

December 31,	**2006**	2005
Oil and gas properties, at cost	**$ 18,745,834**	$ 16,454,183
Unevaluated properties	**1,880,811**	-
Accumulation depreciation, depletion and amortization	**(7,923,016)**	(6,778,306)
Oil and gas properties, net	**$ 12,703,629**	$ 9,675,877

During the years ended December 31, 2006 and 2005 the Company recorded depletion expense of $1,144,711 and $902,131 respectively, and $1,285,443 in 2004.

5. Pipeline Facilities

In 1996, the Company began construction of a 65-mile gas pipeline (1) connecting the Swan Creek development project to a gas purchaser and (2) enabling the Company to develop gas transportation business opportunities in the future. Phase I, a 30-mile portion of the pipeline, was completed in 1998. Phase II of the pipeline, the remaining 35 miles, was completed in March 2001. The estimated useful life of the pipeline for depreciation purposes is 30 years. The Company recorded $544,000, $536,000, and $547,161, in depreciation expense related to the pipeline for the years ended December 31, 2006, 2005 and 2004, respectively.

In January 1997, the Company entered into an agreement with the Tennessee Valley Authority ("TVA") whereby the TVA allows the Company to bury the pipeline within the TVA's transmission line rights-of-way. In return for this right, the Company paid $35,000 and agreed to annual payments of approximately $6,200 for 20 years.

This agreement expires in 2017 at which time the parties may renew the agreement for another 20-year term in consideration of similar inflation-adjusted payment terms.

6. Other Property and Equipment

Other property and equipment consisted of the following:

December 31	*Depreciable Life*	**2006**	2005
Machinery and equipment	5-7 yrs	**$ 771,767**	$ 771,767
Vehicles	3-5 yrs	**521,824**	494,413
Other	5 yrs	**63,734**	63,734
Total		**1,357,325**	1,329,914
Less accumulated depreciation		**(1,089,612)**	(1,019,166)
Other property and equipment - net		**$ 267,713**	$ 310,748

The Company uses the straight-line method of depreciation ranging from three years to seven years, depending on the asset life.

7. Long Term Debt

Long-term debt to unrelated entities consisted of the following:

December 31,	**2006**	2005
Note payable to a financial institution, with interest payment only until maturity. (See Note 18)	$ 2,600,000	-
Note payable to a financial institution, with $1,773 principal payments due monthly beginning January 7, 2002 through December 7, 2006. Interest is payable monthly commencing on January 7, 2002 at 7.5% per annum. Note is collateralized by the asset purchased with the loan.	-	20,438
Installment notes bearing interest at the rate of 5.5% to 8.25% per annum collateralized by vehicles with monthly payments including interest of approximately $10,000 due through 2009.	**195,801**	156,341
Total long-term debt	**2,795,801**	176,779
Less current maturities	**(65,267)**	(58,867)
Long-term debt, less current maturities	**$ 2,730,534**	$ 117,912

8. Commitments and Contingencies

The Company is a party to lawsuits in the ordinary course of its business. The Company does not believe that it is probable that the outcome of any individual action will have a material adverse effect, or that it is likely that adverse outcomes of individually insignificant actions will be significant enough, in number or magnitude, to have in the aggregate a material adverse effect on its financial statements.

In the ordinary course of business the Company has entered into various equipment and office leases which have remaining term of 1½ years. Approximate future minimum lease payments to be made under non-cancelable operating leases in 2007 are $63,346, and $31,673 in 2008.

Office rent expense for each of the three years ended December 31, 2006, 2005 and 2004 was approximately $63,346, $83,332,and, and $ 77,110 respectively.

9. Cumulative Convertible Redeemable Preferred Stock and Conversion to Drilling Program

Primarily before 2002, the Company issued two classes of preferred stock (Series A and Series B). Shares of both Series A and B of Preferred Stock were immediately convertible into shares of Common Stock. Each $100 liquidation preference share of preferred stock was convertible at a rate of $7.00 for the Series A per share of common stock. The Series B shares were convertible at the rate of average market price of the Company's common stock for 30 days before the sale of the Series B preferred stock with a minimum conversion price of $9.00 per share. The conversion rate was subject to downward adjustment for certain events.

During 2002, the Board of Directors authorized the sale of up to 50,000 shares of a third series, Series C Preferred Stock, at $100 per share. The Company issued 14,491 shares, resulting in net proceeds after commissions of $1,303,168. The Series C Preferred Stock accrued a 6% cumulative dividend on the outstanding balance, payable quarterly and was convertible into the Company's common stock at the average stock trading price 30 days prior to the closing of the sales of all the Series C Preferred Stock being offered or $5.00 per share, whichever was greater. The Company was required to redeem any remaining Series C Preferred Stock and any accrued and unpaid dividends in May 2007.

The Company adopted the provisions of SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Debt" ("SFAS 150") on July 1, 2003. Under SFAS 150, mandatorily redeemable preferred stock shall be reclassified at fair value to a liability.

The Company determined that each of the Series A, Series B and Series C preferred stock qualifies as shares subject to mandatory redemption, and as such, were reclassified as liabilities upon adoption of SFAS 150. Accordingly, the difference between the carrying amount at the date of adoption and the fair value of the shares (discounted at rates between 12% and 12.5%) was recognized as a cumulative effect of a change in accounting principle of $365,675 effective July 1, 2003. The difference between the carrying amount of shares subject to mandatory redemption and the face value amount of preferred stock was accreted at rates between 12% and 12.5% into interest expense and the liability until conversion or redemption of the shares. Accretion associated with these shares subject to mandatory redemption from July 1, 2003 through December 31, 2003 was $354,735 and $752,003 for 2004 and $242,007 in 2005.

In December, 2004, the Company completed an exchange offer to thirteen holders of the Company's Series A 8% Cumulative Convertible Preferred Stock in the amount of $2,867,900. Seven of the thirteen holders elected a cash exchange option, and the face amount of $1,085,000 of Series A shares was exchanged on or before December 31, 2004 for cash payments of $723,370. A gain was recorded on this transaction in the amount of $458,310, the difference between the carrying amount and the cash settlement amount. The Company obtained funds for the exchange from cash on hand and the proceeds of a loan from Dolphin. The loan from Dolphin was in the form of a secured note in principal amount of $550,000 bearing 12% interest per annum payable interest only until due on May 20, 2005. Five of the thirteen Series A holders elected to participate in an 8 well drilling program ("Drilling Program") in exchange for their preferred Shares, and on December 31, 2004 the amount of $1,582,900 of Series A shares plus accrued dividend of $31,658 was exchanged for approximately 6.5 units in the Drilling Program. A liability was recorded for the Drilling Program in the amount of $1,755,603 and "Shares subject to mandatory redemption" was reduced by the same amount. The Drilling Program liability recorded represents the estimated fair value of the liability calculated upon adoption of SFAS 150 less accretion, from such date to the date of the exchange. The remaining 1.5 units in the Drilling Program continue to be owned by the Company.

Under the terms of the Drilling Program, the former Series A holders participating will receive all the cash flow from each of eight wells drilled until they have recovered 80% of the value of the Series A shares exchanged. At that point, the Company will begin to receive 85% of the cash flow from these wells as a management fee, and the former Series A owners will continue to receive 15% of the cash flow for the productive life of the wells.

In summary, twelve of the 13 holders of Series A preferred stock exchanged their Series A shares. As a result, as of December 31, 2004, the Company had remaining only one Series A shareholder, in face amount of $200,000. On December 30, 2005 the Company reached an agreement to exchange the last remaining Series A 8% Cumulative Convertible Preferred Stock in the face amount of $200,000 plus $12,000 of accrued dividends for a cash settlement of $145,400.

The payment was made on January 3, 2006. The $145,400 liability as of December 31, 2005 was recorded as an accrued liability on the balance sheet and a gain of $78,324 was recorded, the difference between the carrying amount of the preferred stock and the cash settlement amount.

During 2005 the Company completed six wells of the eight well Drilling Program and completed the program drilling in the second quarter of 2006. The Company reduced the Drilling Program liability by $1,755,603 and offset oil and gas properties by a corresponding amount.

On August 22, 2005 all holders of the Company's Series B and C Cumulative Convertible Preferred Stock (the "Series B and Series C shares"), having a total aggregate value of $5,113,045 consisting of face value, dividends, and interest exchanged all rights under their Series B and C shares for cash or for the Company's common stock. As a result of the exchange, as of August 22, 2005 the Company no longer had any holders of Series B or C preferred stock and no further obligations under any Series B or C shares. Holders of approximately 53.2% of the face value of outstanding Series B and C shares exchanged their preferred shares having an aggregate value of $2,721,140 for cash payments totaling $1,814,184. The Company obtained the funds for this exchange primarily from proceeds of a loan of $1,814,000 from Dolphin. The loan from Dolphin was evidenced by a secured promissory note dated August 22, 2005 bearing 12% interest per annum payable interest only monthly until the principal amount of the note was to become due on December 31, 2005. A second option offered to the Series B and C holders was to exchange their Series B and C shares for four shares of the Company's common stock for each dollar of the face value and unpaid accrued dividends and interest on their Series B and C shares. All of the holders, including Dolphin, of the remaining aggregate value of $2,391,905 or 46.8% of the Series B and C shares selected this option. As a result, a total of 9,567,620 shares of the Company's common stock were issued to those holders. Of this total number, 4,595,040 shares of unregistered common stock were issued to Dolphin in exchange for the $1,148,760 in aggregate value of the Series B shares held by Dolphin.

In total, the Company recorded a gain during 2005 from the exchange of Series A, B and C shares for cash and stock of $655,746, the difference between the carrying amount and the cash settlement amount and the stock issued.

10. Asset Retirement Obligation

The Company follows the requirements of SFAS 143. Among other things, SFAS 143 requires entities to record a liability and corresponding increase in long-lived assets for the present value of material obligations associated with the retirement of tangible long-lived assets. Over the passage of time, accretion of the liability is recognized as an operating expense and the capitalized cost is depleted over the estimated useful life of the related asset. Additionally, SFAS 143 required that upon initial application of these standards, the Company must recognize a cumulative effect of a change in accounting principle corresponding to the accumulated accretion and depletion expense that would have been recognized had this standard been applied at the time the long-lived assets were acquired or constructed. The Company's asset retirement obligations relate primarily to the plugging, dismantling and removal of wells drilled to date. The Company's calculation of Asset Retirement Obligation used a credit-adjusted risk free rate of 12%, an estimated useful life of wells ranging from 30-40 years, estimated plugging and abandonment cost range from $5,000 per well to $10,000 per well. Management continues to periodically evaluate the appropriateness of these assumptions.

On March 4, 2005 the Company sold its Kansas gas wells, and consequently the asset and the corresponding liability relating to asset retirement obligations on these wells were extinguished. The asset account was credited for $60,998 and the liability was removed in the amount of $133,397, creating a gain on the extinguishment of future obligations in the amount of $72,399, which was credited to interest expense.

The following is a roll-forward of activity impacting the asset retirement obligation for the year ended December 31, 2006:

Balance, December 31, 2004	$ 708,677
Sale of gas wells	(133,397)
Accretion expense	45,965
Liabilities Settled	(54,277)
Balance, December 31, 2005	$ 566,968
Accretion expense	42,340
Liabilities Settled	(97,293)
Balance, December 31, 2006	$ 512,015

11. Stock Options

In October 2000, the Company approved a Stock Incentive Plan. The Plan is effective for a ten-year period commencing on October 25, 2000 and ending on October 24, 2010. The aggregate number of shares of Common Stock as to which options and Stock Appreciation Rights may be granted to participants under the plan shall not exceed 3,500,000. Options are not transferable, are exercisable for 3 months after voluntary resignation from the Company, and terminate immediately upon involuntary termination from the Company. The purchase price of shares subject to this plan shall be determined at the time the options are granted, but are not permitted to be less than 85% of the fair market value of such shares on the date of grant. Furthermore, a participant in the Plan may not, immediately prior to the grant of an Incentive Stock Option hereunder, own stock in the Company representing more than ten percent of the total voting power of all classes of stock of the Company unless the per share option price specified by the Board for the Incentive Stock Options granted such a participant is at least 110% of the fair market value of the Company's stock on the date of grant and such option, by its terms, is not exercisable after the expiration of 5 years from the date such stock option is granted.

Stock option activity in 2006, 2005 and 2004 is summarized below:

	2006		*2005*		*2004*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding, beginning of year	**2,584,000**	**$ .29**	295,153	$ 1.26	461,590	$ 1.32
Granted	**350,000**	**.60**	2,500,000	.27	-	-
Exercised	**(338,000)**	**.42**	(100,000)	.27	(142,000)	.50
Expired/ canceled	-	-	(111,153)	2.52	(24,437)	6.89
Outstanding and exercisable, end of year	**2,596,000**	**$ .31**	2,584,000	$ .29	295,153	$ 1.26

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

		Options Outstanding		*Options Exercisable*
	Weighted Average Exercise Price	*Shares*	*Weighted Average Remaining Contractual Life (years)*	*Shares*
	$ 0.27	2,326,000	3.33	976,000
	$ 0.58	170,000	4.08	145,000
Total	$ 0.81	100,000	4.08	100,000

No options were granted in 2004. The weighted average fair value per share of options granted during 2006 and 2005 range from $0.15 to $0.32, calculated using the Black-Scholes Option-Pricing model.

No compensation expense related to stock options was recognized in 2004. Compensation expense of $84,030 related to stock options was recognized in 2005 and $128,197 in 2006.

The fair value of stock options used to compute pro forma net loss and loss per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 2006 and 2005: expected volatility of 60% for 2006, and 2005; a risk free interest rate of 3.67% in 2006 and 2005; and an expected option life of 2.5 years for 2006 and 2005.

12. Income Taxes

The Company has taxable income for the period ending December 31, 2006 and December 31, 2005 and no taxable income for the previous year.

A reconciliation of the statutory U.S. Federal income tax and the income tax provision included in the accompanying consolidated statements of operations is as follows:

December 31,	**2006**	2005	2004
Statutory rate	**34%**	34%	34%
Tax (benefit)/expense at statutory rate	**$ 728,000**	$ 370,000	$ (678,000)
State income tax (benefit)/expense	**85,000**	43,000	(79,000)
Other	**3,000**	3,000	(41,000)
Non-deductible interest			315,000
Increase/(decreases)in deferred tax asset valuation allowance	**(816,000)**	(416,000)	483,000
Total income tax provision		-	-

The Company's deferred tax assets and liabilities are as follows:

December 31	2006	2005	2004
Deferred tax assets:			
Net operating loss carryforward	**$ 8,700,000**	$ 9,616,000	$ 10,438,000
Capital loss carry forward	**263,000**	263,000	263,000
Total deferred tax assets	**8,963,000**	9,879,000	10,701,000
Deferred tax liability:			-
Basis difference in pipeline	**300,000**	400,000	806,000
Total deferred liability	**300,000**	400,000	806,000
Total net deferred taxes	**8,663,000**	9,479,000	9,895,000
Valuation allowance	**(8,663,000)**	(9,479,000)	(9,895,000)
Net deferred liability	**-**	-	-

No income tax expense was recognized for the years ended December 31, 2006 or December 31, 2005 because deferred tax benefits, derived from the Company's prior net operating losses, were previously fully reserved and are being offset against tax liabilities that would otherwise arise from the results of current operations. Additionally, deferred income tax assets and liabilities are not reflected in the Company's financial statements. Management continuously estimates the realization of its deferred tax assets based on its assessment of the likely timing and adequacy of future net income that will be generated from sales in a volatile commodity market, at prices over which the Company has no control. Based on its assessment, for each of the years ended December 31, 2006 and 2005, the Company recognized a deferred tax benefit only to the extent necessary to offset the liability arising from its operations for the year.

For the year ended December 31, 2004, the Company offset the deferred tax benefit arising from its tax loss with an equal reserve of $483,000.

As of December 31, 2006, the Company had net operating loss carry-forwards of approximately $23,200,000 which will expire between 2011 and 2023 if not utilized.

13. Supplemental Cash Flow Information

The Company paid approximately $126,250, $524,000, and $697,000, for interest in 2006, 2005 and 2004, respectively. No interest was capitalized in 2006, 2005 or 2004. No income taxes were paid in 2006, 2005, or 2004.

14. Rights Offering

On October 17, 2003, the Company filed a Registration Statement on Form S-1(the "Rights Offering") with the Securities and Exchange Commission ("SEC"). On

February 13, 2004, the SEC deemed the Registration Statement on Form S-1 effective.

The Rights Offering was a distribution to the holders of the Company's common stock outstanding at the record date, February 27, 2004, at no charge, of nontransferable subscription rights at the rate of one right to purchase three shares of the Company's common stock for each share of common stock owned at the subscription price of $0.75 in the aggregate, or $0.25 per each share purchased. Each subscription right, in addition to the right to purchase three shares of common stock, carried with it an over-subscription privilege. The over-subscription privilege provided stockholders that exercise all of their basic subscription privileges with the opportunity to purchase those shares that were not purchased by other stockholders through the exercise of their basic subscription privileges, at the same subscription price per share.

As provided in the Rights Offering, 7,029,604 rights were exercised pursuant to the basic subscription privilege, resulting in the purchase of 21,088,812 shares at $0.25 per share for gross proceeds to the Company of $5,272,203 resulting from the basic subscription privilege. A total of 15,211,118 rights were exercised pursuant to the oversubscription privilege resulting in additional gross proceeds to the Company of $3,802,797.

Of the shares purchased pursuant to the Rights Offering 14,966,344 shares were purchased by directors, officers and owners of 10% or more of the Company's outstanding common stock.

At the time the Rights Offering closed on March 18, 2004, all 36.3 million shares offered had been subscribed and, as a result, the Company raised approximately $9.1 million. The total number of shares subscribed actually exceeded the 36.3 million shares available for issuance under the offering. Consequently, all shares subscribed for under the basic privilege were issued and the number of shares issued under the over-subscription privilege was proportionately reduced to equal the number of remaining shares. The allocation and issuance of the oversubscribed shares was made by Mellon Investor Services, the Company's subscription agent who also returned payments for those over-subscribed shares that were not available.

The net proceeds of the Rights Offering were used to pay non-bank indebtedness in the aggregate amount of approximately $6 million (including $3,850,000 in principal amount plus accrued interest owed by the Company to Dolphin) and to pay $1,157,000 as a portion of the Company's settlement with Bank One. The balance of the net proceeds were used for working capital purposes, including the drilling of additional wells. At December 31, 2003, the Company incurred costs in connection with the Rights Offering of $223,003, which were reflected in the consolidated balance sheet in other current assets. This asset was offset against gross proceeds in March 2004, when such proceeds were received by the Company.

15. Litigation Settlement

On May 10, 2004 the Court entered its final order approving the fairness of the settlement to the class, dismissing the action pursuant to a Settlement Stipulation, and fully releasing the claims of the class members in _Paul Miller v. M. E. Ratliff and Tengasco, Inc.,_ No. 3:02-CV-644 in the United States District Court for the Eastern District of Tennessee, Knoxville, Tennessee. This action sought certification of a class action to recover on behalf of a class of all persons who purchased shares of the Company's common stock between August 1, 2001 and April 23, 2002, unspecified damages allegedly caused by violations of the federal securities laws. In January, 2004 all parties reached a settlement subject to court approval. The Court entered its order approving the settlement on May 10, 2004. Under the settlement, the Company paid into a settlement fund the amount of $37,500 to include all costs of administration, contributed 150,000 shares of stock of Miller Petroleum, Inc. owned by the Company and issued 300,000 warrants to purchase a share of the Company's common stock for a period of three years from date of issue at $1 per share subject to adjustments. The Rights Offering adjusted this price to $0.45 per share. The Miller Petroleum, Inc. investment had a net carrying value of $60,000 and a cumulative other comprehensive loss of $90,000, which was reversed from cumulative other comprehensive loss and recognized as a realized loss during the third quarter of 2004.

16. Bank One Settlement

On November 8, 2001, the Company signed a credit facility with the Energy Finance Division of Bank One, N.A. in Houston, Texas whereby Bank One extended to the Company a revolving line of credit of up to $35 million. The initial borrowing base under the facility was $10 million.

On April 5, 2002, the Company received a notice from Bank One stating that it had re-determined and reduced the borrowing base under the Credit Agreement by $6,000,000 to $3,101,766. Bank One demanded that the Company pay the $6,000,000 within thirty days of the notice. The Company filed a lawsuit in federal court to prevent Bank One from exercising any rights under the Credit Agreement. As of May 1, 2004, the outstanding balance due to Bank One under the Credit Agreement was $4,101,796.

On May 13, 2004, the Company and Bank One executed a written agreement resolving all claims. The Company agreed to pay the sum of $3,657,000 to the Bank by May 18, 2004 in full satisfaction of its obligations to the Bank and to immediately release all claims against the Bank and to dismiss the litigation. In turn, Bank One agreed to immediately release all its claims against the Company, dismiss the litigation and to execute releases of its liens on all of the Company's properties securing the credit facility upon receipt of the agreed payment.

On May 18, 2004, the Company paid Bank One the agreed upon settlement in the amount of $3,657,000. The funds were obtained from proceeds of loan from Dolphin Offshore Partners, LP ("Dolphin") (the managing partner of Dolphin is Peter E. Salas, now Chairman of the Board of Directors), in the principal amount of $2,500,000 bearing interest at 12% per annum, payable interest only monthly beginning June 18, 2004, and with the principal amount due May 20, 2005. The balance of the settlement amount of $1,157,000 was paid from funds available to the Company from the proceeds of the Rights Offering. Upon receipt of this payment, an agreed order signed by the Company and the Bank dismissing all claims in litigation was filed with the court on May 20, 2004 and entered by the court. The Company recorded a gain from extinguishment of debt in the amount of $336,820 in the second quarter of 2004, which was the difference between the carrying amount of the loan less the settlement amount.

17. Sale of Kansas Gas Properties

On March 4, 2005 the Company sold its Kansas gas wells, leases and the associated gathering system in place in Rush County, Kansas to Bear Petroleum, Inc. for $2.4 million. The Company's gas producing properties in Kansas were physically separated from the oil properties, and were all located in Rush County, Kansas consisting of 51 producing gas wells and associated gathering system. All proceeds of this sale, being the sales price less a sales commission of $50,000, were immediately paid to Dolphin Offshore Partners, L.P. to reduce the principal of the promissory note to Dolphin in the amount of $2.5 million to $150,000. The Company recorded a credit to oil and gas properties of $2,350,000, the sale price net of commission. The Company also sold two small oil wells in the fourth quarter of 2005 for a total of $301,770 and recorded a credit to Oil and Gas Properties.

18. Bank Loan

On June 29, 2006 the Company closed a $50,000,000 revolving senior credit facility between the Company and Citibank Texas, N.A. in its own capacity and also as agent for other banks.

Under the facility, loans and letters of credit will be available to the Company on a revolving basis in an amount outstanding not to exceed the lesser of $50,000,000 or the borrowing base in effect from time to time. The Company's initial borrowing base was set at $2,600,000. The initial loan under the facility with Citibank closed on June 29, 2006 in the principal amount of $2.6 million, bearing interest at a floating rate equal to LIBOR plus 2.5%, resulting in an initial rate of interest of approximately 8.2%. Interest only is payable during the term of the loan and the principal balance of the loan is due thirty-six months from closing. The facility is secured by a lien on substantially all of the Company's producing and non-producing oil and gas properties and pipeline assets. The facility has standard loan covenants such as current ratios, interest coverage ratios etc, with which the Company is in compliance.

$1.393 million of the $2.6 million loan proceeds were used by the Company on June 29, 2006 to exercise its option to repurchase from Hoactzin Partners, L.P., the Company's obligation to drill the final six wells in the Company's 12-well Kansas drilling program for Hoactzin. The Company incurred loan closing costs consisting of legal fees, mortgage taxes, commissions and bank fees totaling $285,224. This amount will be amortized over the term of the note.

19. Restricted Cash

As security required by Tennessee oil and gas regulations, the Company placed $120,500 in a Certificate of Deposit to cover future asset retirement obligations for the Company's Tennessee wells.

20. Quarterly Data and Share Information (unaudited)

The following table sets forth for the fiscal periods indicated, selected consolidated financial data.

Fiscal Year Ended 2006

	First Quarter	Second Quarter	Third Quarter(a)	Fourth Quarter(a)
Revenues	$ 2,098,969	$ 2,354,736	$ 2,251,274	$ 2,296,702
Net income	316,347	720,769	519,094	585,154
Net income attributable to common stockholders	$ 316,347	$ 720,769	$ 519,094	$ 585,154
Income per common share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

Fiscal Year Ended 2005

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 1,431,018	$ 1,612,097	$ 1,879,589	$ 2,250,172
Net loss/income	(418,351)	(132,540)	661,781	977,138
Net loss/income attributable to common stockholders	$ (418,351)	$ (132,540)	$ 661,781	$ 977,138
Income/loss per common share	$ (0.01)	$ (0.00)	$ 0.01	$ 0.02

(a) Gains on exchange of mandatorily redeemable preferred stock were recorded in the amount of $577,422 in the third quarter of 2005 and $78,324 in the fourth quarter of 2005.

21. Supplemental Oil and Gas Information (unaudited)

Information with respect to the Company's oil and gas producing activities is presented in the following tables. Estimates of reserve quantities, as well as future production and discounted cash flows before income taxes, were determined by Ryder Scott Company, L.P. as of December 31, 2005, 2004. The reserves were estimated by LaRoche Petroleum Consultants Ltd. in 2006.

Oil and Gas Related Costs

The following table sets forth information concerning costs related to the Company's oil and gas property acquisition, exploration and development activities in the United States during the years ended:

	2006	2005	2004
Property acquisitions			
Proved			
Unproved	**$ 1,880,811**	-	-
Less –proceeds from Sales of properties	**-**	$ (2,651,770)	$ (77,868)
Development Cost	**2,291,651**	402,876	1,200,771
	$ 4,172,462	$ (2,248,894)	$ 1,122,903

Results of Operations from Oil and Gas Producing Activities

The following table sets forth the Company's results of operations from oil and gas producing activities for the years ended:

December 31,	**2006**	2005	2004
Revenues	**$ 8,896,036**	$ 7,076,790	$ 6,013,374
Production costs and taxes	**(3,145,244)**	(2,956,307)	(3,241,905)
Depreciation, depletion and amortization	**(1,144,711)**	(902,132)	(1,285,443)
Income from oil and gas producing activities	**$ 4,606,081**	$ 3,218,351	$ 1,486,026

In the presentation above, no deduction has been made for indirect costs such as corporate overhead or interest expense. No income taxes are reflected above due to the Company's operating tax loss carry-forwards.

Oil and Gas Reserves (unaudited)

The following table sets forth the Company's net proved oil and gas reserves at December 31, 2006, 2005 and 2004 and the changes in net proved oil and gas reserves for the years then ended. Proved reserves represent the quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in the future years from known reservoirs under existing economic and operating conditions. Reserves are measured in barrels (bbls) in the case of oil, and units of one thousand cubic feet (Mcf) in the case of gas.

	Oil (bbls)	*Gas (Mcf)*
Balance, December 31, 2003	1,371,134	14,344,703
Discoveries and extensions	41,054	—
Revisions of previous estimates	(190,585)	(5,913,179)
Production	(131,603)	(484,524)
Balance, December 31, 2004	1,090,000	7,947,000
Discoveries and extensions	25,768	—
Sale of Reserves	-	(2,350,000)
Revisions of previous estimates	403,247	(629,633)
Production	(144,552)	(204,128)
Proved reserves at December 31, 2005	1,374,463	4,763,239
Discoveries and extensions	80,000	
Revisions of previous estimates	446,732	(3,318,074)
Production	(189,189)	(138,078)
Proved reserves at December 31, 2006	1,712,006	1,307,087
Proved developed producing reserves at December 31, 2006	1,358,532	1,264,527
Proved developed producing reserves at December 31, 2005	1,091,135	2,814,306
Proved developed producing reserves at December 31, 2004	783,000	5,342,000

Of the Company's total proved reserves as of December 31, 2006, 2005 and 2004, approximately 82%, 72% and 69% respectively, were classified as proved developed producing, 2%, 14%, and 17% respectively, were classified as proved developed non-producing and 16%, 14%, and 14% respectively, were classified as proved undeveloped. All of the Company's reserves are located in the continental United States.

Standardized Measure of Discounted Future Net Cash Flows (unaudited)

The standardized measure of discounted future net cash flows from the Company's proved oil and gas reserves is presented in the following two tables:

December 31,	2006	2005	2004
	(amounts in thousands)		
Future cash inflows	**$ 107,291**	$ 130,584	$ 100,516
Future production costs and taxes	**(52,033)**	(55,625)	(47,129)
Future development costs	**(4,505)**	(1,494)	(1,757)
Future income tax expenses	**-**	-	-
Net future cash flows	**50,753**	73,465	51,630
Discount at 10% for timing of cash flows	**(24,284)**	(36,286)	(24,899)
Discounted future net cash flows from proved reserves	**$ 26,469**	$ 37,179	$ 26,731

	2006	2005	2004
	(amounts in thousands)		
Balance, beginning of year	**$ 37,179**	$ 26,731	$ 26,363
Sales, net of production costs and taxes	**(5,751)**	(4,121)	(2,772)
Discoveries and extensions	**1,734**	453	595
Changes in prices and production costs	**(6,329)**	13,537	11,127
Revisions of quantity estimates	**(1,781)**	4,559	(12,574)
Sale of Reserves	**-**	(4,856)	-
Interest factor - accretion of discount	**3,718**	2,673	2,636
Net change in income taxes	**-**	-	-
Changes in future development costs	**(3,010)**	262	4,201
Changes in production rates and other	**709**	(2,059)	(2,845)
Balance, end of year	**$ 26,469**	$ 37,179	$ 26,731

Estimated future net cash flows represent an estimate of future net revenues from the production of proved reserves using current sales prices, along with estimates of the operating costs, production taxes and future development and abandonment costs (less salvage value) necessary to produce such reserves. The average prices used at December 31, 2006, 2005, and 2004 were $56.50, $55.81, and $40.92 per barrel of oil and $8.33, $11.31, and $7.04 per MCF of gas, respectively. No deduction has been made for depreciation, depletion or any indirect costs such as general corporate overhead or interest expense.

Operating costs and production taxes are estimated based on current costs with respect to producing properties. Future development costs are based on the best estimate of such costs assuming current economic and operating conditions.

Income tax expense is computed based on applying the appropriate statutory tax rate to the excess of future cash inflows less future production and development costs over the current tax basis of the properties involved, less applicable net operating loss carry-forwards, for both regular and alternative minimum tax. For the years ended December 31, 2006, 2005 and 2004 the Company's available net operating loss carry forwards offset all tax effects applicable to the discounted future net cash flows.

The future net revenue information assumes no escalation of costs or prices, except for gas sales made under terms of contracts which include fixed and determinable escalation. Future costs and prices could significantly vary from current amounts and, accordingly, revisions in the future could be significant.

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Exhibit 21

List of Subsidiaries

Name	State of Incorporation
Tengasco Pipeline Corporation	Tennessee
Tennessee Land and Mineral Corporation	Tennessee
Manufactured Methane Corporation	Tennessee

Exhibit 23.1

(On LaRoche Petroleum Consultants, Ltd. Letterhead)

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

As independent oil and gas consultants, LaRoche Petroleum Consultants, Ltd. hereby consents to (a) the use of our report setting forth our estimates of proved reserves and future revenue, as of December 31, 2006, to the interest of Tengasco, Inc. ("Tengasco") in certain oil and gas properties; and (b) all references to our firm included in or made a part of Tengasco's Annual report on Form 10-K for the year ended December 31, 2006.

s/ LaRoche Petroleum Consultants, Ltd.
LaRoche Petroleum Consultants, Ltd.
(Signature)

Dallas, Texas
2/08/2007

I, Jeffrey R. Bailey, certify that:

1. I have reviewed this annual report on Form 10-K of Tengasco, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 27, 2007

/s/Jeffrey R. Bailey
Jeffrey R. Bailey,
Chief Executive Officer

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tengasco, Inc. and Subsidiaries
Knoxville, Tennessee

We hereby consent to the inclusion of our report dated March 21, 2005 in this Form 10-K, related to the consolidated financial statements appearing in the Company's Annual Report on Form 10-K filed on March 31, 2005 and as amended on September 13. 2005.

/s/ BDO Seidman, LLP
Atlanta, GA
March 20, 2007

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Shareholder Information

Board of Directors

Peter E. Salas
Chairman

Dr. John Clendening
Director

Clarke H. Bailey
Director

Carlos P. Salas
Director

Jeffrey R. Bailey
Chief Executive Officer, Director

Corporate Officers

Jeffrey R. Bailey
Chief Executive Officer

Cary V. Sorensen
Vice President, General Counsel
Secretary

Mark A. Ruth
Chief Financial Officer

Robert M. Carter
President of Tengasco Pipeline
Corporation

Corporate Headquarters
10215 Technology Drive
Suite 301
Knoxville, TN 37932
865-675-1554
Fax 865-675-1621

Independent Auditors
Rodefer Moss & Co, PLLC
5110 Maryland Way, Suite 350
Brentwood, TN 37027

Transfer Agent and Registrar
Mellon Investor Services, LLC
Newport Office Center VII
480 Washington Boulevard
Jersey City, NJ 07310
888-213-0965

Counsel
Kenneth N. Miller
Law Offices of Kenneth N. Miller
1140 Avenue of the Americas,
Suite 1800
New York, NY 10036

Stock Exchange Listing
American Stock Exchange
Ticker Symbol: TGC

Form 10-K
Management's discussion and analysis of financial conditions and results of its 2006 operations, along with the quantitative and qualitative market risks faced by the Company are discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is included in this Annual Report.

Annual Meeting
The Annual Meeting of the Stockholders will be held 10:00 a.m. Monday April 30, 2007 at the Homewood Suites by Hilton in Knoxville, TN.

World Wide Web
For more information about Tengasco, visit our website at
http://www.tengasco.com


TEN
CO

Tengasco, Inc.

10215 Technology Drive Suite 301• Knoxville, TN 37932
Phone 865.675.1554 • Fax 865.675.1621
www.tengasco.com

END